Form 20-F
period 2010-06-30
RARE ELEMENT RESOURCES LTD
filed 2010-11-01
CIK 1419806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[XX]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2010.
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission File Number: 000-53834

Rare Element Resources Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

325 Howe Street, Suite 410, Vancouver, British Columbia, Canada  V6C 1Z7

(Address of principal executive offices)

Winnie Wong: 604-687-3520; wwong@pacificopportunity.com; 325 Howe St., #410, Vancouver, BC, Canada  V6C 1Z7

(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange or which registered
Common shares, no par value	NYSE Amex LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	32,142,737 common shares
Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding

12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days

	Yes [X]	No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

	Yes [ ]	No [ ]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]
Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP [ ] International Financial Reporting Standards as issued by International Accounting Standards Board [ ] Other [X]
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 [X]	Item 18 [ ]
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes [ ]	No [X]

Index to Exhibits on Page 93

RARE ELEMENT RESOURCES LTD.

FORM 20-F ANNUAL REPORT

FISCAL 2010 ENDED JUNE 30, 2010

TABLE OF CONTENTS

INTRODUCTION

3

PART I

5

ITEM 1. IDENTIFICATION OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISORS

5

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

5

ITEM 3. KEY INFORMATION

5

ITEM 4. INFORMATION ON THE COMPANY

14

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

49

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

61

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

76

ITEM 8. FINANCIAL INFORMATION

77

ITEM 9. THE OFFER AND LISTING

78

ITEM 10. ADDITIONAL INFORMATION

79

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

89

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

89

PART II

89

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

89

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

89

ITEM 15. CONTROLS AND PROCEDURES

89

ITEM 16. RESERVED

91

PART III

92

ITEM 17. FINANCIAL STATEMENTS

92

ITEM 18. FINANCIAL STATEMENTS

92

ITEM 19. EXHIBITS

93

INTRODUCTION

Rare Element Resources Ltd. was organized in 1999 as “Spartacus Capital Inc.”, a “Venture Capital Pool” company.  The Company changed its name in July 2003 coincident with the completion of its Qualifying Transaction on the TSX Venture Exchange, the RTO acquisition of Paso Rico Resources Ltd. (“Paso Rico”).  Paso Rico’s main asset, through its wholly-owned subsidiary, Paso Rico (USA), Inc., is the 100% interest in a group of unpatented mineral claims and one leased state section, together known as the Bear Lodge Property.  The Company was listed on the NYSE Amex under the trading symbol of “REE” as of August 18, 2010.

In this Annual Report, the “Company”, “Rare Element”, “we”, “our” and “us” refer to Rare Element Resources Ltd. and its subsidiaries (unless the context otherwise requires).  Our principal corporate offices are located at 325 Howe Street, Suite 410, Vancouver, British Columbia, Canada  V6C 1Z7.  Our telephone number is 604-687-3520.

BUSINESS OF RARE ELEMENT RESOURCES LTD.

Rare Element Resources Ltd. has a 100% interest in the Bear Lodge Property in northeastern Wyoming, USA, which contains a large disseminated rare-earth-element (“REE”) deposit as well as extensive gold occurrences.  The Company is exploring the REE deposit (the “Bear Lodge Project”) and, as of June 30, 2010, had expended over $4.3 million on acquisition/exploration.  In June 2006, the Company optioned the gold exploration (the “Sundance Gold Venture”) to Newmont North America Exploration Limited (“Newmont”) whereby Newmont had the right to earn a 65% participating interest in the Sundance Gold Venture by spending $5 million on property exploration by 2011; before Newmont terminated its option in May 2010 without earning an interest, Newmont had expended approximately $2.85 million on the venture; during Fiscal 2010, the Company spent $96,713 on the now-100%-owned property.  During Fiscal 2010, the Company spent $959,181 acquiring the Eden Lake Property in Manitoba, Canada and $725,187 acquiring the Nuiklavik Property in Labrador, Canada.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in U.S. Dollars (“US$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar (“CDN$”) against the U.S. Dollar (US$).

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The technical information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral resource estimates included herein or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators and the Canadian Institute of Mining and Metallurgy Classification System. National Instrument 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure (oral statements as well as written documents and websites) an issuer makes of scientific and technical information concerning mineral projects, and requires that all such disclosure be made under the supervision of a “qualified person” as defined in National Instrument 43-101. It also requires issuers to file technical reports at certain times under a prescribed format.

Canadian standards for technical information differ significantly from the requirements of the Securities and Exchange Commission; mineral resource information contained herein or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The Securities and Exchange Commission’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the Securities and Exchange Commission, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which our securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any party of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the Securities and Exchange Commission normally only permits issuers to report mineralization that does not constitute “reserves” by Securities and Exchange Commission standards as in place tonnage and grade without reference to unit measures. The requirements of National Instrument 43-101 for identification of “reserves” are also not the same as those of the Securities and Exchange Commission, and reserves reported by the Company in compliance with National Instrument 43-101 may not qualify as “reserves” under Securities and Exchange Commission standards. Accordingly, technical information concerning mineral deposits set forth or incorporated by reference herein may not be comparable with technical information made public by companies that report in accordance with United States standards.

FORWARD-LOOKING STATEMENTS

Some discussions herein contain forward-looking statements which can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. Shareholders.  We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1. IDENTIFICATION OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISORS

--- Not Applicable ---

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

--- Not Applicable ---

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected financial data of the Company for the Fiscal years 2010/2009/2008 Ended June 30th were derived from the consolidated financial statements of the Company that were audited by DeVisser Gray, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2007/2006 Ended June 30th were derived from the consolidated financial statements of the Company that were audited by DeVisser Gray, independent Chartered Accountants (audit reports not included herein).

The auditor conducted their audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  The auditor’s report states that they believe that their audits provided a reasonable basis for their opinion.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

The following table is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the consolidated financial statements.

Table No. 1

Selected Financial Data

	Audited	Audited	Audited	Audited	Audited
	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006
	Ended	Ended	Ended	Ended	Ended
	6/30/2010	6/30/2009	6/30/2008	6/30/2007	6/30/2006
Canadian GAAP
Sales Revenue	$0	$0	$0	$0	$0
Operating Income (Loss)	($1,693,635)	($1,254,187)	($853,866)	($751,496)	($458,407)
Net Income (Loss)	($1,693,635)	($1,254,187)	($853,866)	($751,496)	($458,407)
Basic/Diluted (Loss) Per Share	($0.06)	($0.05)	($0.04)	($0.04)	($0.03)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	29,429,998	24,072,331	22,972,529	20,412,956	16,341,819
Period-End Shares O/S	32,142,737	26,264,736	23,866,736	21,704,389	18,273,425
Working Capital	$11,126,921	$2,345,857	$2,281,675	$1,154,703	$443,003
Mineral Properties	$6,115,095	$1,609,496	$1,019,349	$764,147	$608,856
LT Financial Liabilities	$0	$0	$0	$0	$0
Shareholder’s Equity	$17,392,606	$3,967,758	$3,330,374	$1,944,606	$1,061,859
Total Assets	$17,814,634	$4,034,219	$3,394,225	$1,969,319	$1,094,740
US GAAP
Net Income (Loss)(1)	($4,487,866)	($1,844,334)	($1,110,484)
Net Income (Loss) Per Share	($0.15)	($0.08)	($0.05)
Mineral Properties	$1,711,368	$0	$0
Shareholders’ Equity	$12,988,879	$2,358,262	$2,311,025
Total Assets	$13,410,907	$2,424,723	$2,374,876
(1) Under US GAAP, Net Loss through 6/30/2010 totaled ($11,474,924).

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in U.S. Dollars (US$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar (CDN$) against the U.S. Dollar.

The following table sets forth the exchange rates for the Canadian Dollar for Fiscal 2010/2009/2008/2007/2006 Ended June 30th.  The average rates for the periods, the range of high and low rates for the periods and the closing values for the periods are disclosed.  The data for each month during the most recent seven months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2
U.S. Dollar/Canadian Dollar
Period	Average	High	Low	Close
October 2010 (to October 22nd)		1.03	1.01	1.03
September 2010		1.05	1.02	1.03
August 2010		1.02	1.06	1.06
July 2010		1.03	1.06	1.03
June 2010		1.16	1.08	1.16
May 2010		1.07	1.01	1.05
April 2010		1.02	1.00	1.01
Fiscal Year Ended 6/30/2010	1.07	1.16	1.01	1.16
Fiscal Year Ended 6/30/2009	1.17	1.30	1.00	1.16
Fiscal Year Ended 6/30/2008	1.01	1.08	0.92	1.02
Fiscal Year Ended 6/30/2007	1.13	1.19	1.06	1.06
Fiscal Year Ended 6/30/2006	1.16	1.24	1.10	1.12

On October 22, 2010, the noon buying rate of the Federal Reserve Bank of New York was $1.00 = CDN$1.03.

3.B.  Capitalization and Indebtedness

      --- Not Applicable ---

3.C.  Reasons For The Offer And Use Of Proceeds

      --- Not Applicable ---

3.D. Risk Factors

Rare Element Has Not Yet Achieved Profitable Operations and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Substantial Doubt About the Company’s ability to continue as a Going Concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  For Rare Element’s Fiscal 2010 Ended 6/30/2010, the Company’s net loss was ($1,693,635).  The Company’s accumulated deficit at 6/30/2010 was ($7,071,197).  At 6/30/2010, the Company’s cash position was $11.5 million and the Company’s working capital position was $11.1 million.  Management believes that based on its current working capital position, the Company will be able to continue operations at least through the end of Fiscal 2011 without raising additional capital either through debt or equity financing.

Rare Element’s Limited Financial Resources Will Require the Company to Seek Additional Funding, potentially Diluting Existing Shareholders or Increasing Financial Risk Thorough Debt Issuance.

Rare Element has limited financial resources.  There is no assurance that the Company will be able to generate funds from operations or to obtain sufficient financing in the future on terms acceptable to it or at all.  The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company.  Failure to obtain additional financing on a timely basis or at all may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.  The most likely source of future financing presently available to the Company is through the sale of the Company’s securities.  Any sale of common shares will result in dilution of equity ownership to existing shareholders.  This means that if the Company sells common shares, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding.  Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and capital payments.  Also, the Company may issue or grant warrants or options in the future pursuant to which additional common shares may be issued.  Exercise of such warrants or options will result in dilution of equity ownership to the Company’s existing shareholders.

Price Volatility of Rare Element’s Publicly Traded Securities Could Adversely Affect Investor’s Portfolios

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual fluctuations in price will not occur.  It may be anticipated that any quoted market for the common shares will be subject to market trends and conditions generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings.  The price of the Company’s common shares have appreciated in recent weeks and months, possibly in response to renewed inflation for minerals in general, concerns about availability of supplies of rare-earth minerals from China (the world’s predominate supplier), and the listing of the Company’s common shares on the NYSE AMEX stock exchange.

Foreign currency fluctuations may have a negative impact on the Company’s financial position and results.

The Company's property interests in the United States make it subject to foreign currency fluctuations that may adversely affect the Company's financial position and results.  As the Company maintains its accounts in Canadian dollars, any appreciation in US Dollar against the Canadian Dollar will increase the Company’s costs of carrying out operations in the United States.

Management has not entered into any foreign currency contracts to mitigate this risk; as such, the Company may suffer losses due to adverse foreign currency fluctuations.

No History of Dividends

The Company has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future.  Payment of any future dividends, if any, will be at the discretion of the Board after taking into account many factors, including operating results, financial conditions and anticipated cash needs.

Rare Element’s Insiders Control a Material Percentage of Common Shares Outstanding Potentially Adversely Affecting Investor’s Influence Over Corporate Affairs

The Company’s officers and directors, in the aggregate, beneficially own 6.8% of the Company’s issued and outstanding Common Shares, on an undiluted basis, based on 34,300,465 common shares issued and outstanding as of October 22, 2010.  As a result, they have the ability to influence matters affecting the Company’s shareholders, including the election of directors, the acquisition or disposition of assets, and the future issuance of shares.  Due to the Company’s officers, directors and principal shareholders control over such shares, investors may find it difficult to replace the management if they disagree with the way the Company’s business is being operated.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Rare Element’s Stockholders.

Because the success of Rare Element is highly dependent upon its respective employees and consultants, the Company has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  As of September 30, 2010, there are 3,029,000 share purchase options outstanding, which, if exercised, would result in an additional 3,029,000 common shares being issued and outstanding.

Rare Element is Dependent on Key Personnel and the Absence of Any of These Individuals Could Adversely Affect the Company

The success of the Company is currently largely dependent on the performance, retention and abilities of its directors, officers, employees and management.  The loss of the services of these persons could have a material adverse effect on the Company’s business and prospects.  There is no assurance that the Company can maintain the services of its directors, officers, employees or other qualified personnel required to operate its business.  Failure to do so could have a material adverse affect on the Company and its prospects.  The Company does not maintain “key man” life insurance policies on any of its officers or employees.

Competition for additional qualified management is intense, and the Company may be unable to attract and retain additional key personnel, or to attract and retain personnel on terms acceptable to the Company.  Management personnel are currently limited and they may be unable to manage the Company’s expansion successfully and the failure to do so could have a material adverse effect on the Company’s business, results of operations and financial condition.  The Company has not entered into non-competition agreements.  As the Company’s business is substantially dependent upon the directors, executive officers and consultants of the Company, the lack of non-competition agreements poses a significant risk to the Company in the event such persons were to resign or be terminated from such positions.  Under such circumstances, such persons may provide confidential information and key contacts to the Company’s competitors and the Company may have difficulties in preventing the disclosure of such information. Such disclosure would have a material adverse effect on the business and operations of the Company.

The Company’s Directors/Senior Management Are Engaged in Other Businesses.  Potential Conflicts of Interest and Other Obligations of Management Could Interfere With Corporate Operations.

Most of the directors and officers of the Company are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other entities, and situations may arise where these directors and officers will be in direct competition with the Company.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of applicable regulations and legislation.  Some of the directors and officers of the Company are or may become directors or officers of other entities engaged in other business ventures.  In order to avoid the possible conflict of interest which may arise between the directors and officers’ duties to the Company and their duties to the other entities they are involved, the directors and officers of the Company have been advised as follows by the Company: participation in other business ventures offered to the directors or officers should be allocated between the various entities and on the basis of prudent business judgment and the relative financial abilities and needs of such entities to participate; no commissions or other extraordinary consideration will be paid to such directors and officers; and business opportunities formulated by or through other entities in which the directors and officers are involved should not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.  The Company’s directors and officers are, or may become, involved in other business activities.  As a result of their other business endeavors, the Company’s directors and officers may not be able to devote sufficient time to the Company’s business affairs, which may negatively affect its ability to conduct ongoing operations and to generate revenues.  In addition, the management of the Company may be periodically interrupted or delayed as a result of its officers’ other business interests.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against Rare Element.  The Company is a corporation incorporated in the province of British Columbia under the British Columbia Business Corporations Act.  Many of the Company's directors are residents of Canada, and a substantial portion of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a “foreign private issuer”, Rare Element is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Rare Element operates in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on its operations.

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond its control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection. Any one or a combination of these factors may result in the Company not receiving an adequate return on its investment capital.

Rare Element has no known reserves and no economic reserves may exist on its properties, which could have a negative effect on its operations and valuation.

Despite exploration work on the Company’s mineral claims, no known bodies of commercial ore or economic deposits have been established on any of its mineral properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits exist on its properties. The Company may expend substantial funds in exploring its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even if commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as content of the deposit including harmful substances, size, grade and proximity to infrastructure, as well as element prices and the availability of power and water in sufficient supply to permit development. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that its operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration of its properties will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration efforts, it may be forced to acquire additional projects or cease operations.

Rare Element’s operations contain significant uninsured risks which could negatively impact future profitability as it maintains no insurance against its operations.

The Company’s exploration of its mineral properties contains certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes. It is not always possible to insure against these risks. Should events such as these arise, they could reduce or eliminate the Company’s assets and shareholder equity as well as result in increased costs and a decline in the value of the Company’s securities. The Company’s expects to maintain only general liability and director and officer insurance but no insurance against its properties or operations. We may decide to take out this insurance in the future if it is available at economically viable rates.

Mineral operations are subject to market forces outside of Rare Element’s control which could negatively impact its operations.

The marketability of minerals is affected by numerous factors beyond Rare Element’s control including market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand. One or more of these risk elements could have an impact on the costs of the Company’s operations and if significant enough, reduce the profitability of its operations and threaten its continuation.

Permitting, licensing and approval processes are required for the Company’s operations and obtaining and maintaining these permits and licenses is subject to conditions which the Company may be unable to achieve.

Many of the operations of the Company require licenses and permits from various governmental authorities. The Company believes it holds or is in the process of obtaining all necessary licenses and permits to carry on the activities which it is currently conducting or proposes to conduct under applicable laws and regulations. Such licenses and permits are subject to changes in regulations and changes in various operating circumstances. There can be no guarantee that the Company will be able to obtain all necessary licenses and permits that may be required to maintain its exploration and mining activities including constructing mines or milling facilities and commencing operations of any of its exploration properties. In addition, if the Company proceeds to production on any exploration property, it must obtain and comply with permits and licenses which may contain specific operating conditions. There can be no assurance that the Company will be able to obtain such permits and licenses or that it will be able to comply with any such conditions.

The Company’s operations are subject to environmental risks and compliance with environmental regulations which are increasing and costly.

Environmental legislation and regulation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental quality requirements and reclamation laws imposed by federal, state, provincial, and local governmental authorities may require significant capital outlays, materially affect the economics of a given property, cause material changes or delays in intended activities, and potentially expose the Company to litigation. The Company cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on the Company’s operations.

The Company likely constituted a "passive foreign investment company" during the tax year ended June 30, 2010, which will likely have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in the Company’s common shares should be aware that the Company believes that it was classified as a PFIC during the tax year ended June 30, 2010, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year.  If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares.  A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election.  Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States

Federal Income Tax Considerations.”  Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of common shares.

The Company may lose its status as a foreign private issuer.

Rare Element is a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended. As a “foreign private issuer” in the U.S., the Company is exempt from certain rules under the U.S. securities laws and is permitted to file less information with the Securities and Exchange Commission than U.S. companies. As a “foreign private issuer,” the Company is exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the Company’s common shares. Moreover, the Company is not required to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, the Company is not required to comply with Regulation FD, which restricts the selective disclosure of material information.

Given that a majority of the Company’s assets are currently located in the United States, in order for the Company to maintain its current status as a foreign private issuer, a majority of its common shares must be either directly or indirectly owned of record by non-residents of the U.S. as at the last business day of the most recently completed second fiscal quarter. The Company may in the future lose its foreign private issuer status if a majority of its shares are owned of record by residents of the U.S. as at the last business day of the next second fiscal quarter. Given the current relative trading volumes of the Company’s common shares on the NYSE Amex and the TSX Venture Exchange, there is a real risk that a majority of its shares will be owned of record by residents of the U.S. as at the last business day of the second fiscal quarter ended December 31, 2010.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”).  If it is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the Securities and Exchange Commission, which are more detailed and extensive than the forms required of a foreign private issuer.  The Company may also be required to prepare its financial statements in accordance with U.S. generally accepted accounting principles. In addition, the Company may lose the ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.  Further, if the Company engages in capital raising activities through private placements after losing its foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the Securities and Exchange Commission as a condition to any such financing.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

The Company’s executive office is located at:

325 Howe Street, Suite 410, Vancouver, British Columbia, Canada V6C 1Z7.

Telephone: 604-687-3520

Facsimile: 604-688-3392

E-Mail: info@rareelementresources.com

Website: www.rareelementresources.com

The contact person is: Ms. Winnie Wong, Corporate Secretary.

The Company’s fiscal year ends June 30th.

The Company’s common shares trade on the TSX Venture Exchange (Tier One) in Canada under the symbol “RES” and on the NYSE Amex in the United States under the symbol “REE”.  The common shares also trade in Europe on the Deutsche Bröse (Berlin), Frankfurt, and XETRA Stock Exchanges.

The authorized capital of the Company consists of an unlimited number of common shares without par value. As of 6/30/2010, the end of the latest completed fiscal year, there were 32,142,737 common shares issued and outstanding.  On 10/22/2010, there were 34,300,465 common shares issued and outstanding.

History and Development of the Company

Incorporation, Corporate Changes, and Name Changes.  The Company was incorporated under the laws of the Province of British Columbia, Canada, on 6/3/1999 under the name “Spartacus Capital Inc.”.  On 7/25/2003, the name was changed to “Rare Element Resources Ltd.”

Originally organized as a “Venture Capital Pool” company whose activities were focused on the identification and completion of a Qualifying Transaction on the TSX Venture Exchange, the Company transitioned to a “Venture Company” on 7/25/2003 coincident with the completion of its Qualifying Transaction, the Reverse Takeover (“RTO”) acquisition of Paso Rico Resources Ltd. (“Paso Rico”) and completion of a CDN$551,000 private placement.  Paso Rico’s main asset, through its wholly-owned subsidiary, Paso Rico (USA), Inc., is the 100% interest in a group of unpatented mineral claims and one leased state section, together known as the Bear Lodge Property.

Effective 12/20/2004, the Company’s authorized share capital was changed from 100,000,000 common shares to an unlimited number of common shares without par value.

Initial Public Offering.  Effective 10/8/1999, the Company completed its initial public offering of 1,500,000 common shares at $0.20 per share, raising $300,000 (gross).  The common shares began trading on the TSX Venture Exchange in Canada (“TSXV”) on 11/15/1999 under the symbol “SCI”.

Subsidiary.  The Company has one wholly-owned subsidiary, incorporated under the laws of British Columbia, Canada, on 7/12/1996 under the name “Paso Rico Resources Ltd.”.  That subsidiary has one wholly-owned subsidiary:

•

Paso Rico (USA) Inc.; incorporated on 08/21/1997 in Wyoming, USA.

Financings.  The Company has financed its operations through funds raised in public/private placements of common shares and common shares issued to settle debts.  In addition, the Company has raised funds through the exercise of warrants issued in the private placements and the exercise of stock options.

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount
2011 Thru 10/22/2010	Exercise of Warrants Exercise of Agent’s Options Exercise of Options	1,419,838 151,890 586,000	$3,016,464 $513,742 $424,908
2010 Ended 6/30/2010	Private Placement of Units Exercise of Warrants Exercise of Options	4,731,501 144,500 482,000	$13,269,456 $141,610 $290,194
2009 Ended 6/30/2009	Private Placement of Units Exercise of Options	2,000,000 398,000	$1,333,050 $140,950
2008 Ended 6/30/2008	Private Placement of Units Exercise of Warrants Exercise of Options	1,075,000 700,847 386,500	$1,150,357 $520,810 $160,092

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
2010 Ended 6/30/2010	$4,505,599 $45,085 $100,000	Exploration Costs Equipment Purchase Reclamation Bond
2009 Ended 6/30/2009	$590,147 $nil	Exploration Costs Equipment Purchase
2008 Ended 6/30/2008	$256,618 $5,711	Exploration Costs Equipment Purchase

Plan Of Operations

Source of Funds for Fiscal 2011, Ending June 30th

The Company’s primary source of funds since incorporation has been through the issuance of common shares.  As at 6/30/2010, the Company had cash of $11.5 million.  During the period ended 10/22/2010, a total of 1,419,838 warrants, 151,890 agent’s options and 586,000 options were exercised, resulting in an increase in cash by CDN$4,092,711.

The Company had working capital of $11.1 million at 6/30/2010.

As of 10/22/2010: 2,377,358 outstanding warrants with exercise prices ranging from CDN$1.00 to CDN$4.75, if exercised, would raise an additional CDN$9,612,201; and 2,650,000 outstanding stock options with exercise prices ranging from CDN$0.55 to CDN$4.49, if exercised, would raise an additional CDN$3,767,040.  There is no guarantee that the warrants or the stock options will be exercised.  Management believes that with the cash the Company currently has on hand and with the potential exercise of the stock options, the Company will be able to fund its expenditures through the end of Fiscal 2011.

Use of Funds for Fiscal 2011 Ending June 30th

The Company’s current capital expenditures are for the exploration/acquisition expenses in its gold and rare-earth properties.  For Fiscal 2011, the Company estimates that it might expend $1.5 million on general/administrative expenses.  During Fiscal 2011, the Company estimates that it might expend $12 million on rare-earth acquisition/exploration expenses and $2 million on gold acquisition/exploration expenses.  These exploration programs are subject to the availability of funds.

Anticipated Changes to Facilities/Employees.  The Company anticipates no material changes to either facilities or employees in the near future, but may open an office in Denver, Colorado, USA and is considering hiring additional staff.

United States vs. Foreign Sales

The Company generated no sales revenue in Fiscal 2010/2009/2008.

4.B. BUSINESS OVERVIEW

Corporate Overview

The Company’s business is the acquisition, exploration and development of mineral properties.  The Company’s principal property is the Bear Lodge Property located in northeastern Wyoming, USA.  This property contains a large disseminated rare-earth-element (REE) deposit as well as extensive gold occurrences.

This property was acquired through the July 2003 reverse-takeover acquisition of Paso Rico, which originally had an option to acquire full ownership of the property through exploration expenditures on the property and subsequently before the reverse-takeover by Rare Element, obtained 100% ownership in September 2002.

The Company is exploring the REE deposits (the “Bear Lodge Project”) and, as of 6/30/2010, had expended $4.3 million on acquisition/exploration.

In June 2006, the Company optioned the gold exploration (the “Sundance Gold Venture”) to Newmont North America Exploration Limited (“Newmont”) whereby Newmont had the right to earn a 65% participating interest in the Sundance Gold Venture by spending $5 million on property exploration by 2011.  The agreement was terminated on 5/14/2010 resulting in the Company owning 100% of its Sundance Gold Venture including a section of land originally held by Newmont only.  Newmont had expended approximately $2.85 million on the venture.

The Eden Lake Property in Manitoba, Canada was acquired on 10/30/2009 for 300,000 common shares and the seller’s retention of a 3% net smelter royalty.  On 2/23/2010, the Company granted Medallion Resources Ltd. the right to earn a 65% interest in the property.

The Nuiklavik Property in Labrador, Canada was acquired on 1/6/2010 for 200,000 common shares and the seller retaining a 2% gross overriding royalty.

Expenditures on the Company’s properties are detailed below:

	June 30, 2008	Expenditures for the Period	June 30, 2009	Expenditures for the Period	June 30, 2010
Bear Lodge Property
Exploration expenditures:
Assays	$13,374	$16,573	$29,947	$251,038	$280,985
Assessments and taxes	$20,104	$nil	$20,104	$nil	$20,104
Camp	Nil	$nil	$nil	$52,166	$52,166
Drilling	$459,960	$274,712	$734,672	$1,190,955	$1,925,627
Engineering consulting	$nil	$nil	$nil	$131,207	$131,207
Environmental costs	$nil	$nil	$nil	$12,503	$12,503
Geochemistry	$nil	$nil	$nil	$74,072	$74,072
Geological consulting	$227,482	$211,277	$438,759	$570,752	$1,009,511
Geophysical	$300	$nil	$300	$nil	$300
Field supplies	$nil	$nil	$nil	$923	$923
Land & claims	$nil	$nil	$nil	$17,111	$17,111
Metallurgical testing	$93,530	$61,500	$155,030	$306,378	$461,408
Overhead expenses	$10,839	$2,685	$13,524	$34,531	$48,055
Permitting	$nil	$nil	$nil	$11,103	$11,103
Property holding costs	$17,721	$23,000	$40,721	$nil	$40,721
Resource estimation	$nil	$nil	$nil	$47,478	$47,478
Staking	$17,949	$nil	$17,949	$nil	$17,949
Survey	$34,338	$nil	$34,338	$6,187	$40,525
Travel expenses	$24,018	$400	$24,418	$18,114	$42,532
Wages	$99,734	$nil	$99,734	$nil	$99,734
Total expenditures on Bear Lodge property	$1,019,349	$590,147	$1,609,496	$2,724,518	$4,334,014
Sundance Gold Property
Property acquisition costs	$nil	$nil	$nil	$27,000	$27,000
Exploration expenditures:	$nil	$nil	$nil	$nil	$nil
Drilling	$nil	$nil	$nil	$4,148	$4,148
Engineering consulting	$nil	$nil	$nil	$2,050	$2,050
Geochemistry	$nil	$nil	$nil	$800	$800
Geological consulting	$nil	$nil	$nil	$53,253	$53,253
Field supplies	$nil	$nil	$nil	$1,438	$1,438
Land & claims	$nil	$nil	$nil	$3,080	$3,080
Overhead expenses	$nil	$nil	$nil	$2,290	$2,290
Permitting	$nil	$nil	$nil	$2,654	$2,654
Total expenditures on Sundance Gold property	$nil	$nil	$nil	$96,713	$96,713
Eden Lake Property
Property acquisition costs	$nil	$nil	$nil	$1,007,251	$1,007,251
Option proceeds	$nil	$nil	$nil	($48,070)	($48,070)
Total expenditures on Eden Lake property	$nil	$nil	$nil	$959,181	$959,181
Nuiklavik Property
Property acquisition costs	$nil	$nil	$nil	$725,187	$725,187
Total expenditures on Nuiklavik property	$nil	$nil	$nil	$725,187	$725,187
TOTAL EXPENDITURES	$1,019,349	$590,147	$1,609,496	$4,505,599	$6,115,095

REE Exploration Activities

2004-2008 Exploration Activities.  Drilling conducted by the Company at the Bear Lodge Property began in August 2004 and continued intermittently through October 2008.  A total of 13,317 feet was completed in twelve core holes that range in depth from 943 feet to 1,886 feet.  Dr. James Clark, VP Exploration, supervised the drilling on site during 2004, 2005, 2007, and part of 2008.  In his absence during 2008, another geologist experienced in industry-standard drilling practices was on site.

Drilling operations during 2004 (August – December) were performed by AK Drilling of Butte, Montana utilizing a truck-mounted Longyear 44 core drilling rig.  Drilling operations in 2005 (October), 2007 (May, June, and October), 2008 (August and September), and 2009 (beginning in August) were conducted by Godbe Drilling LLC of Montrose Colorado.  Core drilling by Layne Christensen also was conducted in the fall of 2009.  The 2005 and 2008 drilling programs were conducted with a skid-mounted Longyear LF-70 core drill, while both truck-mounted Longyear 44 and skid-mounted Longyear LF-70 drill rigs were used on the 2007 drilling program.  As a general rule HQ-sized core (77.8mm diameter) was drilled through the oxidation zone (generally to a depth of 300 feet to 500 feet), after which drill core size was reduced to NQ (60.3mm diameter).  Exceptions to the general rule were in 2007, when the first two drill holes (RES07-1 and RES07-2) were drilled deeper with HQ core before reducing to NQ in order to secure a larger sample for metallurgical testing, and in 2008, when the fourth hole (RES08-4) was reduced from HQ to NQ at about 300 feet, and then from NQ to BQ (46.1mm diameter) at about 1,400 feet depth until the end of the hole at a depth of 1,886 feet.

The carbonatite dikes and the FMR veins and dikes, which are the near-surface oxidized equivalents of the carbonatite dikes, were the target of most drilling completed in the Bull Hill area.  Core recovery in the friable, leached and weathered FMR zones is generally much lower than in the more competent mixed and sulfide-bearing carbonatite rocks, with a range from 0% - 100% and an average recovery of slightly better than 70%.  In contrast, core recovery in the transitional and non-oxidized carbonatite zones is generally in excess of 90% and often reaches 100%.  Owing to the poor recovery of the loose fine material in the FMR zones, it is likely that a negative bias of grade is present, and that a site specific mud program or very large diameter core, or, alternatively, surface bulk sampling may be necessary to adequately sample the FMR material and to provide representative samples that include all of the fines for metallurgical testing.  In relatively few intervals from several holes in the FMR material, minimal material was returned to the surface, owing to extreme friability and loss of fine material in voids that may be related to zones of structural disruption.  Future drilling programs through these structural zones (whether core or reverse circulation) should give consideration to methods that might mitigate sample loss in significant intervals of highly broken rock and voids.

Down-hole surveys at 100-foot intervals were conducted on the four core holes drilled by the Company in 2008 and all of the drill holes in 2009.  The surveys were done in order to determine deviation from a straight line projection of the surface bearing and dip of the drill stem.  Down-hole surveys were not performed on the first eight Company drill holes (those drilled in 2004, 2005, and 2007).  The 2008 surveys detected considerable downward deflection of the holes, especially on shallow dipping (-45 degree) drill holes.  Downward deflection exceeded 1.5 degrees per 100 feet. Drill-hole collar surveys were measured on all holes drilled in 2008 and 2009 using survey-grade GPS instruments.

Should underground mining be selected as the appropriate mining method for the deeper mineralization, the lack of accurate collar and down-hole surveys may require re-drilling of the eight un-surveyed holes to achieve sufficient positional accuracy for estimation of measured and indicated resources.  It is noted, however, that it is not unusual for an underground mine to require additional detailed drilling from underground to sufficiently define the deposit detail.

The twelve drill holes completed by the Company through 2008 confirmed and expanded the known extent of the rare-earth mineralization.  Nine of the holes expanded and gave more definition to the historic mineralization identified by Hecla Mining Company in several holes drilled along the southwestern flank of Bull Hill.

Mineralization in these holes is contained in northwest-striking carbonatite/FMR dikes and veins that cut strongly altered heterolithic breccias and trachyte and phonolite porphyry along the southwestern margin of the Bull Hill diatreme.  The REE mineralization is not interpreted to be directly associated with a particular structure, but rather is contained within a dike swarm that was emplaced along a well-defined regional trend in the Bear Lodge alkaline complex.

Shallow REE-mineralized intercepts (0 feet to 500 feet) are contained within FMR dikes or veins that represent the products of weathering and intense oxidation of original carbonatite dikes.  The FMR dikes lack primary carbonate and sulfide, and the oxidized REE mineralization tends to be somewhat higher grade than in the deeper mineralized zones.  Deeper intercepts in most drill holes are contained within the down-dip continuation of these dikes.  In the transitional zone at intermediate depths (300 feet to 600 feet), the dikes contain residual carbonate and sporadic sulfide, and the REE mineralization is a mixture of the oxidized and unoxidized REE minerals.  The deepest intercepts (greater than about 500 to 600 feet) reside in carbonatite, and the mineralization is dominantly unoxidized.  The dikes appear to be open at depth and along strike to the southeast and to the northwest.  Deeper penetrations in this system may increase grade and tonnage of the rare earth mineralization.  Evaluation of historic and current drilling by Company geological personnel identified an area prospective for a deeper, plug-like carbonatite intrusive body.  A deeper carbonatite plug may or may not exhibit different, higher temperature, unoxidized REE mineralization that may be more favorable to beneficiation and lead to potentially higher grades and tonnages than the current unoxidized resource.

Drilling conducted by Rare Element Resources through 2008 includes 12 core holes that total 13,317 feet (4,059 meters).  In addition to verifying the Bull Hill carbonatite system, drilling suggests that the Bull Hill Northwest target area may have additional potential resources, and a plug-like carbonatite body at depth west of Bull Hill remains an attractive target.

In February 2009, the Company completed and released REE assay results from four holes of the 2008 core-drilling program completed on the Bear Lodge Property.  Three of the holes were drilled primarily into the oxide zone of the Bull Hill Southwest target, where a historical resource had been previously estimated.  The fourth hole was drilled to test an area with both REE and gold potential.  Highlights of the drill program include relatively thick intercepts in three holes and higher grades in drill holes RES 08-1 and 08-3.

The rare-earth mineralization encountered in three of the four drill holes is primarily contained within the near-surface oxidized equivalents (FMR) of carbonatite dikes that intrude a body of heterolithic intrusive breccia along the southwest flank of Bull Hill, within the Bear Lodge alkaline-igneous complex.  REE assay values are reported by convention as the combined oxide equivalents (REO) of the fifteen elements in the series.  The oxide equivalents are approximately 15.6% higher than the combined metal assay values.  The Bear Lodge Project contains predominantly the “light” REE (lanthanum, cerium, praseodymium, neodymium, samarium, europium, and gadolinium), and in particular the first four of these.

Assaying of the rare-earth elements was conducted by Activation Laboratories (ActLabs) in their Ancaster, Ontario assay facility.  The samples were prepared and subjected to lithium metaborate fusion, followed by ICP analysis and a mass spectroscopy finish.  ActLabs is recognized as an internationally respected analytical laboratory with extensive experience in REE analysis.

The Company selected samples from the 2008 core drilling program for further metallurgical study and testing. Beneficiation tests were conducted on oxidized, and unoxidized, rare-earth mineralized carbonatite samples to determine the feasibility of producing commercial rare-earth products.

In April 2009, the Company completed an NI 43-101-compliant Technical Report on the Bear Lodge Property which estimated an inferred resource of REO at Bear Lodge.

In July 2009, the Company reported encouraging REE metallurgical test results on oxide samples from the Bear Lodge property.  These initial metallurgical tests on near-surface oxide material, which was collected and composited from three holes of the 2008 core drilling program, consisted of crushing to -1/4-inch, simple screening, and gentle scrubbing, with the finer fractions enriched in REE.  The tests at various sieve sizes resulted in a range of recoveries and pre-concentrate grades.

Metallurgical testwork is continuing at Mountain State Research & Development International of Vail, Arizona.  More work is planned to continue upgrading the pre-concentrates and advancing to concentrates by selective froth flotation and other hydrometallurgical methods.

The three holes that provided samples for compositing and the testing were drilled to provide representative samples across the full width of the Bull Hill Southwest deposit.  The REE mineralization encountered in the three drill holes is primarily near-surface oxidized equivalents (“FMR”) of carbonatite dikes that intrude a body of heterolithic intrusive breccia forming the Bull Hill area of the Bear Lodge alkaline-igneous complex.  The oxide zone of mineralization extends from surface to depths of 300 to 500 feet.  Excellent exploration potential provides encouragement that the oxide zone can be expanded considerably by step-out drilling.

In August 2009, drilling began on the resource expansion program for REE mineralization on the Bear Lodge property.  Drill-hole locations have been chosen as step-offs of the known oxide mineralization, to test other high-potential targets, and to provide additional material for metallurgical testing of a suite of samples that are representative of the entire oxide portion of the rare-earth deposit.  Initial metallurgical testing of the near-surface oxide portion of the deposit has provided very encouraging results that could lead to a commercially viable process.  Metallurgical work is continuing at the Mountain States R & D International laboratory near Tucson, Arizona.

The initial ten core holes of the drill program will test the up-dip extension of oxide mineralization of the Bull Hill Southwest resource that contains the bulk of the REE mineralization.  Expansion of the deposit uphill, above the defined resource area in the uppermost portion of the oxidized carbonatite dikes, has potential to gain substantial additional tonnage of oxide mineralized material.

A number of drill holes will test the Bull Hill Northwest target, located about 300 meters (1,000 ft) northerly from the Bull Hill Southwest target as offsets to historical Hecla drill-hole WP-2.  Angle hole WP-2 intercepted nearly 56 meters (186 ft) of near-surface, high-grade REE mineralization.  Several closely spaced holes will be drilled to determine and test the orientation and continuity of the mineralization.

Most holes in the overall program are designed to offset known mineralization; however a number of holes are planned to test new target concepts.  One of the target concepts is a large REE-mineralized carbonatite plug hypothesized to occur at depth southwest of the Bull Hill diatreme.  The Company's geologists recognize the similarities of the Bear Lodge REE-bearing carbonatites with the large Mountain Pass rare-earths deposit in California and will be exploring for an analogous large system.  Approximately 5,000 meters (16,500 ft) of drilling are planned for the total 2009 Program.

In October 2009, the Company engaged the services of some of the top technical professionals in their fields of expertise to conduct a preliminary economic assessment (scoping study) of the rare-earth-element (REE) development potential of the Company’s Bull Hill Southwest rare-earths deposit, which is part of the Bear Lodge property, Wyoming. In addition, the Company announced the identification of an additional REE target area approximately 1,500 feet northwest of the Bull Hill Southwest deposit at the Bear Lodge project. The Company designates this area as the Whitetail Ridge rare-earths exploration target, and it is being prepared for possible drilling later this fall or in 2010.

In December 2009, the Company received the rare-earth-element (REE) assay results from the first five holes of the nineteen-hole, 2009 core-drilling program completed on the Company's 100% owned Bear Lodge Property.  All five holes were drilled into the Bull Hill Southwest target, where an NI 43-101-compliant resource was estimated earlier in the year.  These five drill holes tested for an expansion of the resource along strike to the northwest and southeast, and up-dip, and will provide the Company with additional data for updating its NI 43-101 independent resource report, which was completed in Spring 2010.

REE assay values are reported by convention as the combined oxide equivalents (REO) of the fifteen elements in the lanthanide series + yttrium.  The oxide equivalents are approximately 15.6% higher than the combined metal assay values.  The Bear Lodge project contains predominantly the “light” REE (lanthanum, cerium, praseodymium, neodymium, and samarium), and the first four of these in particular.  The five holes were all drilled along a bearing of N 45o E from two different sites on the Bull Hill Southwest target.  One site with two holes (RES 09-1 and 09-2) at different angles from the horizontal was placed at the southeastern limit of the 2009 planned drilling area.  Another site with three holes (RES 09-3, 09-3A, and 09-6) at different inclination angles is located on the northwestern limit of the 2009 drilling area.  Because of the visual high-grade estimates and only moderate core recovery in the upper portion of drill-hole RES 09-3, drill hole RES 09-3A was drilled more carefully as an offset hole to ensure the maximum recovery of sample material from this zone.  Also, two shallow holes were started, but not completed, due to inclement weather; the two holes are slated for re-entry and completion during the planned 2010 drilling program.

In February 2010, the Company reported rare-earth-element (REE) assay results for an additional ten holes from the 2009 core drilling program, completed on the Company's 100% owned Bear Lodge property in Wyoming.  All ten holes were drilled into the Bull Hill Southwest target, where an NI 43-101-compliant inferred mineral resource was estimated in Spring 2009.  Assay results had been received for fifteen of the twenty drill holes completed during the Fall 2009 program.  The drill holes reported in this news release tested for an expansion of the resource along strike to the southeast, and up-dip from previous drill holes.  Three of the holes were drilled from lower on the hillside to fill gaps between older holes.  These results provided the Company with additional data to update its NI 43-101 independent resource report, completed in Spring 2010.

Highlights of the drill program include relatively thick intercepts of >1% REO mineralization in all ten drill holes, thick zones of >2% REO in five holes, and higher grades in the two drill holes noted above.  The ten holes were all drilled on bearings of N 45o E from a series of sites on the Bull Hill

Southwest target.  Six drill sites were placed two hundred feet apart in a northwest-southeast direction, and two angle holes at each site were drilled into Bull Hill along sections oriented N 45o E.  Drill hole RES 09-18 is located at the southeastern limit of the 2009 drilling area, and it was offset from the favorable results previously reported from drill holes RES 09-1 and 09-2.  All 15 drill-holes completed in the Bull Hill Southwest target now have assay values returned.  The assay results remaining to be received are those from 2009 holes drilled in or near the Bull Hill Northwest target.

In March 2010, the Company announced 2009 REE assay results from five drill holes that explored the Bull Hill Northwest target area. The Bull Hill NW target was identified on the basis of Hecla Mining Company’s drill Hole WP-2, drilled in 1987.  The 2009 drilling data from the Bull Hill NW target area indicate that the REE-mineralized bodies do not represent the extension of the Bull Hill SW resource area carbonatite/FMR dike sets. Rather, they appear to represent a discrete set of carbonatite/FMR veins and dikes whose emplacement may be controlled by a NE-trending fault zone along the Whitetail Creek drainage or which may represent a separate new REE system within and north of the fault.

In April 2010, the Company initiated a government affairs program for the Bear Lodge Rare-Earths Project.  The Company retained the services of a government affairs specialist to advance project development activities on the Bear Lodge rare-earths project, Wyoming.  With the guidance of Mr. George G. Byers, the Company has initiated a program to educate federal, state, and local government officials and community leaders about the quality and quantity of the Bear Lodge rare-earth resources, and about its exceptional exploration and development potential.  Mr. Byers is a government relations and public affairs executive with extensive experience in the natural resources industry and public policy issues dealing with exploration, project development, and production on US public and state trust lands.  He has a successful record of developing and directing favorable outcomes to difficult regulatory, project development, project siting, land use, and public affairs issues in the Western United States.  His experience includes frequent testimony and presentations to the U.S. Congress and to state legislatures in multiple western states, including Wyoming.

In May 2010, the Company reported a 50% increase in rare-earth mineral resources at the Bear Lodge Project.  The Company announced the results of an updated mineral resource estimate of rare-earth elements ("REE") plus yttrium contained in two deposits located in the Bull Hill area of the Bear Lodge project, Wyoming.  The updated resource estimate increases the total pounds of REO contained in the Bull Hill deposits by more than 50% from 800 million pounds (9.8 million tons averaging 4.07% REO) to 1,210 million pounds (17.5 million tons at 3.6% REO) at a 1.5% REO cutoff grade.  The resource was estimated by an independent consultant---Ore Reserves Engineering (ORE).  The resource estimate is classified as Inferred Mineral Resources as defined by CIM and referenced in NI 43-101.

The new resource estimate is derived from a REE database that includes thirty-two core drill holes completed by the Company since 2004 for a total of 28,396.5 feet, plus fourteen drill holes, completed by other companies prior to 2004, for which REE data are available.  Approximately 36% of the resource is within 100 feet of a drill hole and 75% of the resource is within 200 feet of a drill hole. The new resource estimate focuses on the dike sets in both the Bull Hill Southwest and the Bull Hill Northwest target areas (Figure 1). In addition, there is significant potential for expansion of both deposits and for definition of resources in other areas.

Resources were estimated using nearest-neighbor assignment. Drill holes were composited to nominal 10-foot intervals for estimation, and grades were not capped.  Grades were assigned using a rectangular projection of 300 X 300 X 10 feet, where the longer distance is parallel to the carbonatite/FMR dike orientation.  The resource model blocks are 10 X 10 X 10-foot cubes.  Based on current REO prices, the cutoff grade of 1.5% REO was selected near the mid-point of a range of likely cost scenarios.  As additional data are gathered, work will continue to be done on the resources estimates with further evaluation and refinement.  A detailed program of core sampling and bulk density measurement is being instituted for the 2010 drilling, especially for oxide mineralization which is more difficult to determine.

Management believes the Bear Lodge project is progressing well and the updated resources will be included in a Scoping Study (preliminary economic assessment) scheduled for completion in 2010.  The Company’s 2010 exploration program consisting of a minimum of 30 in-fill and step-out drill holes is expected to further upgrade and expand the resources.

Rare-earth-element mineralization occurs in the north-central core of the Bear Lodge alkaline-igneous complex located in northeastern Wyoming.  Virtually all of the significant REE occurrences in the Bear Lodge district are controlled by Rare Element's lode claims.  Rare-earth mineralized bodies within the Bull Hill area of the district include well-defined, near-surface oxidized FMR (iron oxide-manganese oxide-REE) dikes and veins and deeper sulfide-bearing carbonatite (a high-carbonate igneous rock) dikes and veins, with a transitional or mixed zone (oxide + sulfide) in between.  The Bull Hill Southwest target comprises an FMR-carbonatite dike swarm that strikes northwesterly and dips steeply to the southwest.  The dike swarm intrudes heterolithic intrusive breccia of the Bull Hill diatreme.  FMR dikes and veins are interpreted to be intensely oxidized and leached equivalents of the carbonatite bodies that are strongly weathered from the surface to depths of about 300-500 feet and moderately weathered and oxidized for another 100 feet or so.  Carbonatite dikes at depth are interpreted to transition toward the surface into FMR bodies and range in size from veinlets to large dikes exceeding 100 feet in width. The Bull Hill Southwest deposit consists of several dike sets in the swarm that spread across a zone several hundred feet in width.  The dikes appear to pinch and swell in both strike and dip directions, and they can be traced in drill holes over 1,200 feet along strike and 1,000 feet down dip.  Some of the dikes are cut off to the southwest and at depth by a north-northwest-trending, east-dipping fault that is generally coincident with a valley floor.  A number of widely dispersed gold occurrences are distributed peripherally to the Bull Hill REE mineralization.

The Bull Hill Northwest deposit has many of the same characteristics as Bull Hill Southwest, but oxidation is somewhat deeper.  Current interpretation suggests that the dikes strike northerly and have nearly vertical dips.  The dikes cut alkalic silicate rocks, predominantly trachytes and phonolites, and they appear to be part of an FMR/carbonatite dike system that is separate from the Bull Hill SW dike system.  The deposit is open to the north and at depth, so additional drilling will be done during the 2010 program to better define the orientation of the system and to expand the current resource.

The Company considers the geologic modeling and resource estimation results encouraging for the following reasons:

a. Significantly greater tonnage but with slightly lower REO grades compares favorably to the April 2009 NI 43-101-compliant resource estimate.

b. The Bull Hill Southwest deposit shows good lateral and vertical continuity of grades within the dike sets.

c. The REE mineralization that constitutes the Bull Hill SW resource is open for expansion at depth, to the northwest and southeast, and to the southwest of the West Bull Hill Fault.

The Company believes that there is room for the mineral resource tonnage to significantly increase.  The Bull Hill Northwest area hosts FMR/carbonatite dikes that appear distinct from those at Bull Hill Southwest, thus providing an additional resource area open to the north.

Historical drilling identifies other Bull Hill area targets, such as Whitetail Ridge, a fault offset to the southwest, and a conceptual carbonatite plug. These targets have yet to be followed up with a systematic drill program.

The resource size is sensitive to an assumed cut-off grade, which is, in turn, very sensitive to metallurgical operating costs.  The Company is steadily advancing its rare-earth metallurgical studies at Mountain States Research & Development International under the direction of Dr. Roshan Bhappu, P.E., with the objective of developing a cost-efficient and effective metallurgical flowsheet.  The metallurgical testing program will continue through 2010 on a large surface sample and the mineralized core samples collected during 2009.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for minability, selectivity, mining loss and dilution.  These mineral resource estimates are in the inferred mineral resource category.  Inferred mineral resources are normally considered too speculative geologically for the application of economic considerations that would enable them to be categorized as mineral reserves; however they are allowed to be included in a preliminary economic assessment. There is also no certainty that these inferred mineral resources will be converted to measured and indicated mineral resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The mineral resource estimate was completed by Mr. Alan C. Noble, P.E., principal engineer of Ore Reserves Engineering, and is based on geological interpretations supplied by the Company to ORE and subsequently modified by ORE. Mr. Noble is an independent qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators.

The Rare Element Resources' field programs were carried out under the supervision of Dr. James G. Clark, LGeo, the Company's Vice President of Exploration, and by Dr. Ellen Leavitt, who are both qualified persons for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators.  Dr. Clark was also a senior geologist and, subsequently, exploration supervisor for Hecla Mining Company during that company's exploration of Bull Hill and the Bear Lodge district during the late 1980's and early 1990's.  A detailed QA/QC program was implemented for the 2007 through 2009 drill programs.  The 2009 QA/QC program was organized by Dr. Jeffrey Jaacks.  Dr. Jaacks and Dr. Clark have verified the 2009 sampling procedures and QA/QC data delivered to ORE.  They share the opinion that the data are of good quality and suitable for use in the resource estimate.

In June 2010, the Company announced that a new REE drilling had begun on the Bear Lodge rare-earths project in Wyoming.  Exploration activity during 2010 is focused on: 1) upgrading the resource category from inferred to measured and indicated for a portion of the rare-earth-element (REE) deposit; 2) expansion of the currently known REE deposits; 3) discovery of additional REE-mineralized deposits within known target areas; and 4) collection of samples for metallurgical testing.  The vast majority of the drilling will be conducted for near-surface REE targets in the oxide zones of mineralization.  Work is being conducted under a permit that allows up to 200 acres of disturbance.

Three core-drilling rigs have been on the project site and were used to test the Bull Hill area REE targets.  Testing of the REE targets requires approximately 50-60 angle drill holes generally with depths of 400 to 700 feet.  Additional testing of the Whitetail Ridge targets identified in 2009 will also be carried out during this program. Historic hole WP-1, drilled by Hecla Mining Company in 1987, intersected 430 feet of strong REE mineralization in an intercept from 0 to 430 feet at the Whitetail Ridge area.  Within the larger intercept were several 10-foot intercepts with encouraging higher grades that will be followed up this year.

Rare Element is moving the known rare-earths deposit at Bull Hill into the development-drilling phase in preparation for a pre-feasibility study in 2011.  In addition, the Company's evaluation efforts on the rare-earth resources will culminate in a Preliminary Economic Assessment (Scoping Study) that is being completed in the fall.

In addition, the Company provided an update covering recent accomplishments of the Company’s government and public relations program that was announced in April 2010, including educating and providing continual progress updates to the business and political leadership of Wyoming.

In August 2010, the Company announced progress toward defining a commercial process for rare-earth-element (REE) concentration from oxide samples collected on the Company's 100%-owned Bear Lodge property, Wyoming, USA.  The favorable metallurgical test results on a large sample of near-surface high-grade oxide mineralization indicate the following:

a. With scrubbing/attritioning in water, a pre-concentrate is produced with a recovery of approximately 90% and a grade up to 20% rare-earth oxide (REO); the REO resides in the finer fractions (-100 to -500 mesh);

b. Hydrochloric acid leaching of the pre-concentrates in an agitation leach system gives a recovery of about 80 to 85% of the total REO from the original mineralized material in the same general proportions as the original REO distribution; and

c. Additional testing is being conducted to optimize the processing methods.

Metallurgical testwork is being conducted at Mountain States R&D International, Inc. (MSRDI) of Vail, Arizona.  Additional tests of REE extraction and separation are underway at Intellimet LLC of Missoula, Montana.  Plans for confirmatory testing by NAGROM of Perth, Australia and by ANSTO of Sydney, Australia are being formulated.  Bulk sampling of oxide mineralization from large diameter drill core and from surface trenches will take place in the Fall of 2010.  The bulk sample will be processed in a pilot plant test in 2011 as part of a planned pre-feasibility study.

The metallurgical testing is ongoing on oxide samples from an NI 43-101-compliant inferred resource of oxide mineralization consisting of 8.0 million tons averaging 3.62% REO.  Nearly all of this material is sufficiently close to the surface for projected mining by open pit methods.  The oxide resource is part of a larger total inferred resource estimated at 17.5 million tons averaging 3.5% REO, using a 1.5% REO cutoff grade.  The oxide zone mineralization extends from surface to depths of 400 to 500 feet.  Exploration potential for expansion of the oxide zone is being tested currently by a program of step-out drilling, while in-fill drilling is directed at an upgrade of the resource category.

The current testing program conducted on this oxide mineralization is designed to take advantage of the unique mode of mineral occurrence of the REE mineralization.  The mineralization is characterized by fine-grained REE minerals that variably adhere to the surfaces of the coarser gangue (non-REE-bearing) minerals.  The REE minerals in oxide mineralization from the resource area are nearly all from the bastnasite group; listed in decreasing order of abundance: synchysite, parisite, and bastnasite, with generally minor monazite.

In early 2010, MSRDI initiated confirmatory pre-concentration and leaching tests on a large oxide sample that was collected near surface in the Fall of 2009 from a drill site (location of drill-holes RES 09-3, 3A, and 6) on the Bear Lodge project.  The head grade of this sample ranges from 8% to 9% REO.  The primary objective of this investigation was to confirm the potential for upgrading (pre-concentration) and leaching that was previously demonstrated on the 2008 drill core samples of oxide mineralization averaging about 4.4% REO.

The current study was conducted on a series of 50-lb oxide samples. Results indicate clearly that the proposed upgrading technique, consisting of mild scrubbing/attritioning and size separation, is effective.  Some crushing may be required, but much of the mineralized material disaggregates easily and will not require a crushing step. Using this process it is technically feasible to obtain pre-concentrate grades of 15% to 21% REO in the fine fraction, with an

REO recovery ranging from 60% to 90%.  Recovery percentage is dependent on the size of the fine product (-48 mesh to -500 mesh), which amounted to 26 to 43 wt.% of the original sample.  In practice, the best size fraction of the fines (-48 mesh to -500 mesh) to be retained will be determined by a cost/benefit analysis.

The subsequent hydrometallurgical step conducted on the pre-concentrated (upgraded) product indicates that leaching with hydrochloric acid (HCl) is more effective than sulfuric acid (H2SO4) and gives REO extractions that range from 80% to 90%.  However, HCl is more expensive than H2SO4 and potentially has associated inherent transportation, storage, and environmental considerations.  Thus, economic factors dictate the necessity to regenerate HCl from the spent solution.  The testing by MSRDI indicates that it is feasible to regenerate HCl in a process that uses H2SO4, a less costly and environmentally accepted reagent.  The result of the REO extraction would be precipitation of the REO values into a marketable bulk oxalate product.  A conceptual flowsheet was prepared, based on the upgrading, leaching, and precipitation steps described above.  Preliminary capital and operating costs are being estimated for the proposed processing plant as part of a Scoping Study (PEA) in progress.

The next phase of testwork will evaluate additional upgrading and leaching studies on 250 to 500-lb oxide samples from throughout the deposit to obtain process-engineering data for the forthcoming proposed pilot plant test and pre-feasibility study.

On September 15, 2010, the Company announced rare earth element (REE) assay results from thirteen drill holes completed during the ongoing 2010 core drilling program at the Company's 100% owned Bear Lodge property, located in northeastern Wyoming, USA (see figure below).  The results include a drill hole (RES 09-21) started during the 2009 drilling program, but completed during the 2010 program.  All of the holes were drilled on the Bull Hill Southwest target, where an updated NI 43-101-compliant resource was estimated earlier this year.  The objectives of the current drilling program are to expand the Bull Hill SW oxide resource and upgrade the resource category, and to explore for additional REE resources at the Bull Hill NW and Whitetail Ridge target areas.

The Company is pleased with the initial results from the 2010 drilling program that include some of the highest grades drilled to date at Bear Lodge.  The deposit remains open and with robust grades along strike to the southeast.  The Company is anticipating the initial assay results from two holes at the Whitetail Ridge target, and from the initial 2010 drill holes at the Bull Hill NW target soon.  These two areas are separate from the Bull Hill Southwest area.

The host for all rare-earth mineralization in the Bear Lodge Mountains is a large alkaline-igneous complex that forms the core of the mountain range.  Rare-earth mineralization intersected in the thirteen drill holes is primarily contained within the near-surface oxidized equivalents (FMR) of carbonatite dikes along the southwest flank of the Bull Hill diatreme in host rock that consists largely of heterolithic intrusive breccia.  FMR refers to the major constituents of the highly oxidized, former carbonatite dikes that occur in the depth range from the surface to 300-500 beneath the surface - F (FeOx)-M (MnOx)-R (REE minerals).

REE assay values are reported by convention as the combined oxide equivalents (REO) of the fifteen elements in the lanthanide series + yttrium.  The oxide equivalents are approximately 15.6% higher than the combined metal assay values.  The Bear Lodge project contains predominantly the "light" REE (lanthanum, cerium, praseodymium, and neodymium), and economically important quantities of several of the "heavy" REE (europium, dysprosium, and terbium).

Ten of the holes were drilled along a bearing of N 45 degrees E, while three of the holes were drilled on a bearing of S 45 degrees W from a series of sites on a resource evaluation grid established for the Bull Hill SW deposit in conjunction with Ore Reserves Engineering, the Company's resource estimation consultant (see figure below).

Drill holes RES10-1, 1a, 2, 3, 4, 5, 6, and 7 were drilled in the southeastern part of the Bull Hill SW deposit area, while drill holes RES10-8, 9, 10, and 12 tested the northwestern deposit area.  The drilling results show that the target FMR and carbonatite bodies exhibit strong REE mineralization over a strike length of more than 1400 feet (426m).  Detailed correlations of drill intercepts suggest a structural bias toward vertical or near vertical dips and a change in strike from northwesterly to almost due north in the northern third of the deposit.

The Company is in the process of preparing a Preliminary Economic Assessment (Scoping Study) on the Bear Lodge Project.  The results from the 2010 REE drill program, including the results written above, will not be included in the Preliminary Economic Assessment.

Whitetail Ridge
RES10-20RES10-21
Northwest Bull Hill
RES10-22
RES10-18RES10-19
RES10-15RES10-16
RES10-14RES10-17
RES10-11RES10-13
RES10-25
RES10-24
Bull Hill
RES09-21
RES10-23
RES10-06 RES10-07
RES10-04RES10-05
RES10-03
RES10-02
RES10-01
Bear Lodge Project
Rare Element Resources
2010 Drill Program
RER 2010 Drill Holes with Assays
RER 2010 Drill Holes
RER 2009 Drill Holes
RER Pre-2009 Drill Holes
0
200 feet

On September 28th, 2010, the Company announced the results of a Scoping Study (the "Study") (an NI 43-101 compliant "Preliminary Economic Assessment" or "PEA") on the rare-earth resources delineated on its 100% owned Bear Lodge project, located in northeastern Wyoming, USA.  Highlights of the Study are summarized in the Table 1 below, with additional commentary following.

Table 1  Preliminary Economic Assessment - Bear Lodge Rare-Earths Project

-------------------------------------------------------------------------

                                               Case 1

                                            (Base Case)        Case 2

-------------------------------------------------------------------------

                                               3-year

                                              trailing        Estimated

                                               average        long-term

                                              prices(1)       prices(2)

-------------------------------------------------------------------------

Production Rate (tpd)                              1,000           1,000

-------------------------------------------------------------------------

Mine Life (Years)                                     15              15

-------------------------------------------------------------------------

Initial Capital (US$)                        $87 million     $87 million

-------------------------------------------------------------------------

Operating Cost (US$/ton)                            $245            $245

-------------------------------------------------------------------------

Life of mine sustaining capital (US$)        $88 million     $88 million

-------------------------------------------------------------------------

REO recoveries to concentrates                       80%             80%

-------------------------------------------------------------------------

Annual REO contained in concentrates (tons)       11,400          11,400

-------------------------------------------------------------------------

Annual Payable Value of REO (US$)           $143 million    $178 million

-------------------------------------------------------------------------

Annual Operating Cash Flow (US$)             $50 million     $80 million

-------------------------------------------------------------------------

Internal rate of return (IRR)                        40%             60%

-------------------------------------------------------------------------

After-tax Life-of-mine Cash Flow  (US$)

 (Undiscounted)                             $598 million    $978 million

-------------------------------------------------------------------------

After-tax Net Present Value  (US$)

 (At 10% discount rate)                     $213 million    $380 million

-------------------------------------------------------------------------

After-tax Net Present Value  (US$)

 (At 15% discount rate)                     $131 million    $251 million

-------------------------------------------------------------------------

Payback (years)                                      3.1             2.4

-------------------------------------------------------------------------

1. Rare-earth bulk concentrate prices are used in the Study and are based on historic three-year average concentrate prices from Metal-Pages and assembled by the Industrial Minerals Company of Australia ("IMCOA").

2. Estimated long-term prices of bulk concentrates represent a price increase of 25% over the historic three year average concentrate price.

-------------------------------------------------------------------------

The Study was prepared by independent consultant, John T. Boyd Company ("Boyd"), with the assistance of consultants Mountain States R&D International ("MSRDI") and Ore Reserves Engineering ("ORE").  New NI 43-101-compliant inferred mineral resource estimates for two of the four known mineralized zones at Bear Lodge (Bull Hill Southwest and Bull Hill Northwest deposits) were prepared by ORE and were announced on May 26, 2010.  A summary table is reproduced (Table 4) for convenience. The Study provides an initial development model and a preliminary economic analysis of the project based on the resources estimated for the two deposits.  The final NI 43-101-compliant technical report is nearly completed and is expected to be filed on SEDAR by November 10, 2010.

The Study was commissioned by the Company in 2009 to evaluate the potential economic viability of recovering rare-earth elements ("REE") in concentrate, with a future goal to recover individual rare-earth oxides ("REO"), from the resources in the Bull Hill area of the Bear Lodge project. This was in response to growing demand for these elements in environmental and other applications where the REE are vital to the new technologies developed for fuel efficient ("hybrid") automobiles and plug-in electric vehicles. Many hybrid cars use rechargeable nickel-metal-hydride (Ni-M-H) batteries that contain lanthanum along with electric motors and generators that require high-strength permanent magnets containing neodymium, praseodymium, dysprosium, and terbium. Substantial quantities of all five of these rare-earth elements would be produced by a mine at Bear Lodge, and the five would represent nearly 65% of potential saleable products' value.

Rare Earths - Markets and Pricing

For an independent analysis of REE markets, including supply and demand forecasts, Boyd relied on a recent confidential report and supporting data produced by IMCOA, an independent industrial minerals research firm based in Perth, Australia and led by Dudley J. Kingsnorth. This report was requested by the Company and provided to Boyd as a basic reference. The IMCOA report forecasts growth in global demand for REE at a rate of nearly 10% per year until 2020, from approximately 125,000 tonnes in 2010 to 200,000 tonnes by 2015 to 280,000 tonnes by 2020, expressed as "TREO" (total rare-earth oxides or the sum of all 14 REE plus yttrium). During this period, primary supply sources located mainly in China are not expected to increase production significantly, creating a growing supply/demand gap. China has been reducing its exports of rare earths for several years and announced a major reduction in exports in early July 2010. These policies have already caused significant price increases for most REE and created opportunities for new primary suppliers to enter the market. Boyd concludes that the Bear Lodge REE resources, which require significant further work to bring them to the feasibility level of analysis, represent an attractive potential mine development opportunity for the Company.

Bear Lodge - Low-cost Open Pit Mining

The development model utilized by Boyd and its associates for the Study contemplates conventional truck and shovel open-pit mine production from the near-surface oxide inferred resources in the Bull Hill SW and NW deposits, which would provide an initial mine life of 15 years. Recent drilling has successfully intersected REE outside the known resources and may support an eventual increase of mine life beyond that contemplated in the Study. All of the mineral resources at Bear Lodge are currently categorized as inferred mineral resources. Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied. Also there is no certainty that this Preliminary Economic Assessment will be realized. An economic assessment will almost certainly change as new information is generated on the mineral resources, mine plan, and processing methodology.

Bear Lodge - REE Production

In the base case scenario, a conservative production rate beginning at 500 tons per day of mineralized material will progressively increase to 1,000 tons per day by year three. Once full production is achieved, the TREO produced each year would be approximately 11,400 tons (10,400 metric tonnes) in bulk rare-earth concentrates. Discounted cash flow analysis of this scenario, using 2008 through 2010 REE bulk mixed concentrate prices and capital and operating costs, yields a 40% Internal Rate of Return (IRR) and a Net Present Value (NPV) of US$213 million at a 10% discount rate or a US$131 million NPV at a 15% discount rate on an after-tax basis over a mine life of 15 years. With this Study the Company is contemplating the sale of concentrates in North America to potential refiners/processors, several of which have contacted Rare Element already.  Hydrometallurgical tests for extraction and separation of individual rare-earth oxides are progressing, and the ultimate goal is the production and sale of high-purity oxides of cerium, lanthanum, neodymium, praseodymium, and possibly europium, dysprosium, terbium, and other REO. These products may be sold individually as oxides, or in various combinations such as "Didymium" (Neodymium and Praseodymium), "SEG" (Samarium, Europium and Gadolinium), or as mischmetal (a mix of the rare earth elements).

Bear Lodge - Rare Earth Prices

The prices used in this study are based on historic three-year average concentrate prices. It is important to note the following:

1. REO concentrate prices are lower than refined REO prices.

2. Historic REO concentrate prices are significantly lower than the current REO concentrate prices as quoted in Metal Pages. For the Bear Lodge distribution of rare earths, current prices have recently increased approximately 360% from the three-year historic average due to the reduction in exports of REE products from China during the third quarter of 2010, however, it is unknown if the current higher prices are sustainable.

3. A 10% change in the price of REO concentrate would change the Base Case NPV of the project on an after-tax basis by approximately $58 million at a 10% discount rate, and $42 million at a 15% discount rate.

4. The sale of concentrates from Bear Lodge would likely be subject to a long-term supply contract for which a price would be set in the contract with one or more buyers. These long-term prices can differ substantially from quoted spot prices for metal with smaller markets such as rare-earth elements.

The price assumptions used by Boyd for the REO concentrates are based on compilations of the past three years that range from US$4.59 (2008), to $3.65 (2009), to $7.54/kg (2010). These concentrates contain approximately 43.5% REO and were derived from deposits that have a similar, but slightly less valuable, REO distribution compared to the Bear Lodge deposits. The 2010 concentrate price is based on Metal-Pages' data through August 31, 2010.

A recent price quote for REE concentrates on an FOB China basis, as reported on September 2, 2010 by Metal-Pages.com, is $33.25/kg. The elements needed for high-strength permanent REE magnets include neodymium, praseodymium, dysprosium and terbium; prices were quoted by Metal-Pages (September 2, 2010) at US$56.75, $55.75, $288 and $595/kg, respectively for those elements (Table 2). Current REE producers seek to increase production of neodymium, praseodymium, dysprosium and terbium to meet the growing demand from magnet manufacturers. This underlines the need for new producers with mineral resources having an REE distribution that is more reflective of current market demand, such as that indicated for the bastnasite-group minerals at Bear Lodge. A complete list of historic prices used will be provided in the Technical Report to be filed on SEDAR by November 10, 2010.

The economic model suggested by IMCOA and tested by Boyd envisions a 5% market share capture (10,400 tonnes of a 200,000-tonne REO market) specifically for cerium, lanthanum, neodymium and praseodymium. This assumes that 2 other mines, one in the USA and one in Australia, will go into production prior to Bear Lodge, and that IMCOA's projections of market growth will allow additional producers of the light and heavy rare earths to successfully market their products by 2015.

REO pricing over the past three years and the current prices are shown in Table 2. This information is shown only to indicate the recent increases in prices for individual rare-earth oxides and its potential effect if Bear Lodge progresses into individual REO production. There is no certainty the current prices will be maintained for the duration of the operating life of the Bear Lodge project.

Table 2   REO Prices 2008 through 2010 and Current Prices (9-2-10)

                                                                      Current

                                                                        Price

    Rare Earth  Bear Lodge                             2010 Price   (Sept. 2,

    Oxide       Oxide Zone   2008 Price   2009 Price    (8 months)      2010)

    REO               REO%         $/kg         $/kg         $/kg        $/kg

    -------------------------------------------------------------------------

    Ce(2) O(3)        1.66         4.35          4.2         8.14         36

    La(2) O(3)        1.06         7.75          5.9         9.65         37

    Nd(2) O(3)        0.52           27        14.85        32.32      56.75

    Pr(2) O(3)        0.16           27        14.75        31.69      55.75

    Sm(2) O(3)       0.088          4.5          4.5            8      33.25

    Gd(2) O(3)       0.045         9.75          6.5        11.45         40

    Y(2) O(3)        0.032        15.25         13.5         13.5       34.5

    Eu(2) O(3)       0.021          475          465       551.25        585

    Dy(2) O(3)       0.018          110          105          195        288

    Tb(2) O(3)      0.0075          650          350       494.37        595

    Others          0.0085

    -------------------------------------------------------------------------

    TOTAL            3.62%

    -------------------------------------------------------------------------

For the purposes of this Study, the Company has also shown a case that uses a 25% increase from the three-year trailing average prices used in the Base Case scenario. The Company believes these may more realistically reflect long-term pricing for REO based on market outlook information available at this time. As with the current pricing for REO, there is no certainty these prices will be maintained for the duration of the operating life of the Bear Lodge Project.

Bear Lodge - Capital Costs

Capital cost estimates for the Bear Lodge project are lower than many other rare-earth projects for two principal reasons: 1) infrastructure in the project vicinity is already well established with an excellent road and highway system, nearby railroads, nearby power lines, available water source, and skilled labor within several local communities; and 2) the metallurgical preconcentration of rare-earth minerals is a very simple and low-cost process that upgrades the mineralized material for further hydrometallurgical concentration.

The capital cost estimate for the base-case production is $87 million in construction capital and $88 million in sustaining capital. This scenario involves development of the Bull Hill deposit at a mining rate of 1000 tons per day (tpd) or 360,000 tons per year (tpy). Operating costs for the project are estimated at $245 per ton of material milled, with the most significant single cost being reagent consumption in hydrometallurgical processing. The model assumes mining by open pit methods and processing of the mineralized material on site to produce mineral preconcentrates by crushing, attritioning with water, and size separation methods. REE recoveries of 90% are assumed for the preconcentration based on preliminary bench-scale testwork, however these results have yet to be confirmed with pilot-scale tests. The model further assumes construction of a hydrometallurgical plant at the mine site where there is access to low-cost power (estimated at approximately 3 cents per kwh) for the processing of the REE mineral concentrates in order to produce a bulk mixed rare-earth concentrate. Metallurgical recovery to a concentrate is estimated at 90% from the preconcentrate, for overall recoveries of 90% times 90% or approximately 80% into the concentrate. All of these process stages are being tested currently for optimization and reduction of operating costs, and significant progress is being made with potential reduction of reagent costs.

Further testwork is ongoing to extract and separate individual rare-earth oxide products to 99+% purity levels. The Company's ultimate goal is the production and sale of individual high-purity rare-earth oxides (REO), which would require additional capital costs.

Bear Lodge - REO Distribution

The REE mineral resources at Bear Lodge are of potentially significant interest to the market because of their relatively high proportions of contained neodymium, praseodymium, europium, dysprosium and terbium. Demand is increasing for these elements in the magnet production and other industries, but they typically occur in lower concentrations in the majority of known REE deposits.

Table 3 REO Distribution in Oxide Zone of the Bear Lodge Deposits

    -------------------------------------------------------------------------

    Element        Ce     La     Nd     Pr     Sm     Gd      Y     Eu     Dy

    -------------------------------------------------------------------------

    Assay

     REO %       1.66   1.06   0.52   0.16  0.088  0.045  0.032  0.021  0.018

    -------------------------------------------------------------------------

    Distribution

     Oxide %    45.86  29.28  14.36   4.42   2.43   1.24   0.88   0.58   0.50

    -------------------------------------------------------------------------

    Relative

     Value %     15.5   20.4   25.4    7.7    1.1    0.8    0.6   17.5    5.3

    -------------------------------------------------------------------------

    ------------------------------------------------------------------

    Element           Tb       Er       Yb       Lu       Ho       Tm

    ------------------------------------------------------------------

    Assay

     REO %        0.0075   0.0020   0.0012  0.00016  0.00100  0.00015

    ------------------------------------------------------------------

    Distribution

     Oxide %        0.21    0.055    0.033    0.004   0.027     0.004

    ------------------------------------------------------------------

    Relative

     Value %         5.6        -        -        -       -         -

    ------------------------------------------------------------------

Total Assay REO% = 3.62% for oxide zone mineralization; Ce - cerium, La - lanthanum, Nd - neodymium, Pr - praseodymium, Sm - samarium, Gd - gadolinium, Y - yttrium, Eu - europium, Dy - dysprosium, Tb - terbium, Er - erbium, Yb -

Bear Lodge - PEA Summary

The results of the Scoping Study (PEA) demonstrate that the Bear Lodge REE project can achieve acceptable after-tax returns on invested capital and therefore warrants further investment to advance the project to a prefeasibilty level of analysis. Increased rates of return are potentially achievable through any combination of higher prices, increased product sales, higher resource/reserve grades, lower operating costs, or higher metal recoveries. Boyd recommends that the Bear Lodge project proceed to a Preliminary Feasibility level analysis. The recommended work includes completion of bulk sampling, pilot plant testing, further drilling of the Bull Hill SW and NW deposits to upgrade more of the REE resources to Measured or Indicated categories of confidence, REO extraction and separation testwork on both the

Bull Hill SW and NW deposits, environmental studies, mine permitting, and continuing community engagement.

The estimated cost of this work program is $15 million with the work to be conducted in two phases. Phase 1 comprises of preparation of an updated mineral resources estimate that includes 2010 drilling results, continued metallurgical testing, and a pilot plant test, which is anticipated to start in the spring of 2011. Phase 1 would include work to be conducted on samples and analyses from the 2010 drilling program. Phase 2 will include another drilling program for further resource expansion, resource definition, and collection of metallurgical samples that will be used in a subsequent full feasibility study. The Phase 2 program will then proceed to more detailed metallurgical testwork and engineering studies, leading to final process design and commercial testing, market studies, environmental studies and mine permitting, community consultation, engineering design, and economic modeling. Phase 2 work is planned to commence in the late spring of 2011, subject to positive results from Phase 1 and arranging additional financing for the project.

Risks & Opportunities

The principal risks for the Bear Lode project are identified as follows:

    1. Permitting and regulatory timelines and outcomes;

    2. Changes in metallurgical recoveries as testwork continues;

    3. Future pricing of REO;

    4. Changes to capital and operating costs as studies continue;

The principal opportunities for the project are identified as follows:

    1.  Drilling in 2010 has intersected significant grades of REO outside the limits of the mineral resources used in the PEA, which could result in increased mineral resources and potentially extend the mine life and/or support a higher production level.

    2.  Optimization work is advancing and has had some success in developing a more cost-effective and efficient metallurgical processing method than is being announced in this Scoping Study by Rare Element for the

        Bull Hill area mineralization, which information was not available in time for this Study.

    3.  Hydrometallurgical tests for extraction and separation of individual rare-earth oxides is progressing, and the ultimate goal is the production and sale of high-purity oxides of neodymium, praseodymium,

        dysprosium, terbium, europium, lanthanum, cerium, and other REO.

    4.  Drilling has encountered large areas of low-grade (1.0-1.5% REO)

        oxide mineralization adjacent to the higher grade dikes. These areas are not included in the resource estimates and will be the subject of some drilling and metallurgical testing to determine if the material can be upgraded with a simple inexpensive process of screening or screening and washing.

Mineral Resources

The mineral resources for the Bear Lodge project were estimated by Alan C. Noble, P.E. of Ore Reserves Engineering, an independent Qualified Person as defined by National Instrument 43-101 ("NI 43-101") and were reported in a news release dated May 26,2010, but are summarized below for convenience. Readers should review that news release for additional information, including the contribution of each deposit to the overall mineral resource, the mineral resource estimates at different cut-off grades, the parameters used in the estimate and the required NI 43-101 disclosure.

Table 4  Total Inferred Tons and Grade of the Various Oxidation Zones

at a Range of Cut-Off Grades (% REO)

    -------------------------------------------------------------------------

                  Oxide       Transitional        Sulfide           Total

    Cutoff        -----       ------------        -------           -----

    Grade -------------------------------------------------------------------

    (1,3)            Grade            Grade            Grade            Grade

    -----     Tons    (1)      Tons    (1)      Tons    (1)      Tons    (1)

    -------------------------------------------------------------------------

    1.0   13,700,000  2.63  4,300,000  2.52  9,600,000  2.70 27,600,000  2.64

*    -------------------------------------------------------------------------

    1.5(3) 8,000,000  3.62  2,600,000  3.39  6,900,000  3.29 17,500,000  3.46

    -------------------------------------------------------------------------

    2.0    5,600,000  4.45  1,700,000  4.23  4,600,000  4.05 11,900,000  4.26

    -------------------------------------------------------------------------

    2.5    4,400,000  5.06  1,300,000  4.93  3,900,000  4.37  9,600,000  4.76

    -------------------------------------------------------------------------

    3.0    3,300,000  5.84    930,000  5.71  3,000,000  4.88  7,200,000  5.42

    -------------------------------------------------------------------------

    3.5    2,700,000  6.42    800,000  6.13  2,200,000  5.53  5,600,000  6.04

    -------------------------------------------------------------------------

    4.0    2,300,000  6.90    690,000  6.50  1,470,000  6.33  4,400,000  6.65

    -------------------------------------------------------------------------

    4.5    1,900,000  7.52    570,000  6.96  1,200,000  6.79  3,600,000  7.19

    -------------------------------------------------------------------------

    5.0    1,600,000  7.88    460,000  7.48  1,000,000  7.24  3,100,000  7.61

    -------------------------------------------------------------------------

1.  REO (rare-earth oxides) include Ce2O3, La2O3, Nd2O3, Pr2O3, Sm2O3, Gd2O3, Y2O3,, Eu2O3,, Dy2O3,, and Tb2O3, listed in relative order of decreasing abundance in the deposits, plus minor quantities of other REO.

2.  The resource estimate is classified as Inferred Mineral Resources as defined by CIM and referenced in NI 43-101.

3.  ORE considers a range of 1.0 to 2.5 per cent REO cut-off grade to be reasonable in preliminary estimation of potentially economic resources.  A cutoff grade of 1.5% REO was selected as the base case during resource estimation and it is highlighted; a cutoff grade closer to 2% REO is used for the Scoping Study but, with further optimization work, will potentially be reduced; a cutoff grade of 3.0% REO is also highlighted to show the higher-grade tons above the cutoff.

4. The Scoping Study is focused on the Oxide mineralization at approximately 2.0% cutoff grade.

    -------------------------------------------------------------------------

On October 12th, 2010, the Company announced the completion of a bulk sample collection program at the Bear Lodge property. The objective of the program was the acquisition of about 8 tons or more of oxidized, REE-mineralized FMR vein material that will be used to feed a proposed pilot plant designed to test the commercial viability of the mineral process flowsheet developed for the REE by Mountain States Research and Development, International (MSRDI), the Company’s metallurgical testing consultants. A second purpose for the test is to produce a bulk mixed rare earth concentrate that can be used for marketing if the Company decides to sell concentrates initially, possibly as a first step toward eventual individual rare earth oxide separation and sale. Several laboratories with pilot plant capabilities are under consideration for the testing. The pilot plant test will be part of a preliminary feasibility study planned for completion in late 2011.

The term FMR refers to the major constituents of the highly oxidized and leached, former carbonatite dikes that occur in the depth range from the surface to 300-500 feet beneath the surface– F (FeOx)-M (MnOx)-R (REE minerals). The original carbonatite dikes contained high abundances of both REE and sulfides. Oxidation of the sulfides resulted in the leaching of nearly all matrix carbonates and formed residual FMR, which generally contains only bastnasite-group rare earth minerals as the residual carbonates. FMR mineralization is a loose and friable material with a clay-like consistency that disaggregates easily.

The bulk testing program consisted of a series of large-diameter PQ (diameter 85mm) and HQ (diameter 63.5) core holes that penetrated the oxide zone in the Bull Hill Southwest REE deposit. The holes were drilled from closely spaced sites in each of two areas (9-F and 9-A; Figure 1) where the FMR vein material occurs very close to the surface. Drilling was designed to collect samples that would be representative of material sent to the mill during the first five years of potential production. The deepest holes were drilled to a depth of approximately 190 feet (58 m). The areas sampled by these methods were located in the northwestern and southeastern parts of the deposit. Grades are likely to range between 2% and 15% REO, based on previous exploration holes from the same sites. Multiple holes were drilled from each site in fans at a common azimuth and different inclination angles designed to capture as much FMR as possible. A total of 40 holes were drilled, with an aggregate footage of 2117 feet (645 m) of REE-mineralized FMR material. Thirty of the drill holes are PQ-size holes for a total footage of 1753 feet (534 m) of FMR material, and ten of the holes are HQ-size, with a total footage of 364 feet (111 m) of FMR material. The aggregate weight of REE-mineralized material collected from the drilling program is about 14,000 pounds (6,364 kg).

The drill core will be augmented by bulk FMR sample material collected from a shallow trench excavated in a drill site in the northwestern part of the Bull Hill SW deposit, near site 9-F. There are approximately 3,500 pounds (1,591kg) of FMR material from the trench collected in several 55 gallon drums. The Company has stockpiled a total of approximately 8.8 tons (8.0 tonnes) of FMR material at its core storage facility in Sundance, Wyoming. This material will be retained there until the testing laboratory is selected and the pilot plant is built and ready for operation. The program has acquired sufficient FMR feed material required for the pilot plant study.

Figure 1.  Location of Bulk Sample Sites 9-A and 9-F

and part of 2010 exploration drill-hole collar sites.

Gold Exploration Activities

2006-2008 Exploration Activities.  Newmont conducted gold exploration drilling operations in 2006 and 2007 on the Bear Lodge property as part of its Sundance Venture with the Company.  In 2006, the drilling was performed in September and October and included 535 meters of core in two drill holes and 1,688 meters of reverse-circulation (RC) drilling in nine holes.  In 2007, drilling operations took place during June-to-August and again in October.  One core hole was drilled to a depth of 758 feet (231 meters), and 14 reverse-circulation holes were drilled with a total footage of 9,375 feet (2,857.5 meters).  The drilling was conducted at the Taylor and Carbon SE targets.

Newmont’s drilling activities in 2008 were limited to the deepening of Rare Element’s drill hole RES08-4 from 900 feet to the total depth of 1,836 feet.  Newmont’s principal focus in 2008 was on geological, geochemical and geophysical studies as well as completion of an Environmental Assessment (EA) to obtain an exploration permit to allow flexibility for a large drilling effort on the property in 2009.

Down-hole surveys were conducted for one of the three Newmont core holes, but not for the reverse-circulation drill holes.  Drill hole SUN-007c (807 feet) showed no down-hole variation in azimuth, but shallowed progressively from -45° at the collar to -41.5° at the bottom of the hole (3.5° over 807 feet).

Drilling by Newmont at the Taylor and Carbon SE targets in 2006 and 2007 identified large blocks of near-surface low-grade gold mineralization.  At the Taylor target, the drilling indicates that low-grade gold mineralization is spread over an extensive area of nearly 600 meters diameter, although the drill spacing is insufficient to demonstrate continuity in all but the central part of the area.  The gold mineralization appears to persist to depths of about 150 meters.  Strongly anomalous gold mineralization at the Carbon SE target covers an east-northeast-trending area with dimensions of about 70-meters NNW-SSE by 300-meters ENE-WSW.  The mineralization appears to weaken to the SW in the area of a geophysical (IP/resistivity) anomaly, but it is open to the ENE.

In July 2009, the Company and Newmont received the exploration permit allowing for an expanded drilling program on the Bear Lodge Property.  The Sundance Gold Venture Draft Environmental Assessment (EA) was released to the public on 11/5/2008.  Two different comment and appeal periods took place over an eight-month period following its release.  This EA allowed Newmont to explore the Sundance Gold Venture claims on up to 200 acres of disturbance.  Approval of the permit also allowed Rare Element to continue with its exploration and evaluation of the Bull Hill area rare-earth targets.

In July 2009, drilling for gold began anew on the Bear Lodge Property.  Newmont managed gold exploration at the Sundance Gold Venture and was in the fourth year to earn a 65% interest in the project by spending $5 million over a five-year period.  Following a lengthy effort to permit road, trench and drill site disturbance, exploration work for 2009 was focused on the expansion of known gold-mineralized areas and the discovery of higher-grade gold mineralization.  Newmont used one reverse circulation drill rig and occasionally used a core rig for selected drill holes to test the Smith, Taylor and Carbon SE targets. Most of the holes were placed on the Smith target, which is known to have higher-grade gold mineralization.

In December 2009, the Company received the assay results from all eighteen holes drilled by Newmont in the 2009 drilling program.  Several of these holes expanded the gold mineralized zone in the Smith target, and limits are being defined in the Taylor and Carbon targets.  Mineralization remains open in several directions in each target, and some of the better grade zones remain to be offset with additional drill holes.  Newmont began the 2009 drill program in early July to test extensions of higher-grade zones in the Smith target, and to expand gold zones in the Taylor and Carbon targets.  The angle holes at Smith intersected substantial thicknesses of gold mineralization at various depths.  All eighteen holes contain some intervals of anomalous gold mineralization.  The assay results continue to indicate potential for significant near-surface oxide mineralized systems.  The scope of the 2009 drill program was broader than previous programs, because the new exploration permit allows disturbance on up to 200 acres.  The earlier permit allowed only five acres of disturbance.  The focus of the 2009 Newmont program was the Smith target, due to a series of higher-grade intercepts cut in historic drill programs on that target area.

In May 2010, the Company signed an agreement with Newmont that confirmed Newmont will not exercise its option to acquire a 65% interest in the gold and base metals at the Sundance Venture of Rare Element's Bear Lodge property, Wyoming.  This allows Rare Element to maintain its 100% interest in the mineral potential within the entire property. In addition, all of Newmont's 327 wholly owned claims outside the venture were transferred to the Company.

The Company was excited about this opportunity for Rare Element because of the potential to define gold deposits with a gold-focused drilling program this year in addition to the Company’s planned rare-earth-focused drilling program.  The Company expects to be able to generate the first NI 43-101-compliant gold resource estimate in early 2011 for the Sundance gold project from the planned drilling.

The gold exploration project will continue to be called the "Sundance" project and the rare-earths project will continue to be called the "Bear Lodge" project. Both projects are included within separate areas of the same property position in the Bear Lodge Mountains.  In consideration for transferring its claims and terminating the venture agreement, Newmont was granted a right-of-first-refusal on all claims, excluding rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the new claims being transferred to Rare Element from outside of the Venture.

Newmont had expended approximately $2.85 million over nearly four years.  The withdrawal agreement honors an arrangement between Newmont and Bronco Creek Exploration Company on Newmont's formerly wholly owned claims; Bronco Creek will continue to receive minor payments and a retained 0.05% NSR royalty, with a cap, on precious and base metals produced on the transferred claims that were wholly owned by Newmont outside the venture area.

The Sundance Venture exploration program, lead by Newmont, also had a right to operate both the gold and REE exploration programs if they ever conflicted and this right is now terminated.

The Bear Lodge property with the additional claims now consists of 489 claims and a leased Wyoming State section for a total of approximately 16 square miles. As a result of the agreement with Newmont, the Company retains a totally unencumbered rare-earth project and now has a 100% interest in all gold and other minerals in the Bear Lodge district.  The core group of claims (venture area) is free of royalties.  Rare Element sees an immediate opportunity to define a potentially economic gold resource by offset drilling of holes where Newmont encountered significant gold mineralization.  The exploration goal for near-surface gold targets at the Taylor, Smith, and Carbon gold targets is to define an aggregate resource of 50-to-100 million tons ranging from 0.015 to 0.030 ounces of gold per ton, with considerable upside potential for resource expansion.  The Bear Lodge alkaline-igneous complex, which has many geologic similarities to the Cripple Creek district in Colorado, also has significant potential for the discovery of deeper, high-grade gold mineralization along structural zones.

During the past four years, Newmont contributed significantly to the advancement of the Sundance gold-focused exploration project, and also to the geological, geochemical, and geophysical understanding of the entire project area.  Their activities expanded the areas of known gold mineralization and led to increased understanding of the mineralization controls.  Newmont drilled 45 holes in the venture area and another 13 holes on their claims held outside the venture. Preliminary metallurgical testing of their drill samples of oxide mineralization suggests excellent gold recoveries (70-80%) in a heap leach system, depending on the crush size.  An Environmental Assessment was completed and a Plan of Operations approved for 200 acres of disturbance, a much larger area than typically allowed under exploration permits because of the extent of both gold and rare-earth mineralization.  All of the claims, technical data, and other pertinent information generated by Newmont in the district has been or will be transferred to the Company.

Rare Element has retained the services of geologist John Ray, Newmont's former on-site project manager during the past four years, to manage the Company's Sundance gold exploration program under the direction of Dr. James Clark, Vice President of Exploration.

In July 2010, the Company announced that drilling had begun on the Sundance gold project, which lies on the same property as the Bear Lodge rare-earths project in Wyoming.  Gold exploration activity during 2010 will be focused on: 1) more detailed definition of known gold-mineralized targets with in-fill drilling; and 2) discovery of higher grade gold mineralization.  The vast majority of the drilling will be conducted on near-surface targets with oxide zone mineralization, especially Smith, Taylor, and Carbon.  Work is being conducted under a permit that allows up to 200 acres of disturbance.

One reverse circulation drill rig was used to test the gold mineralization with approximately 35-40 angle drill holes, ranging from 500 to 800 feet in depth.  A few deeper holes will be drilled where geological conditions and target concepts warrant testing for high-grade gold mineralization.

Over the past four years, geologist John Ray managed exploration activities on the Sundance venture.  Through his guidance the Sundance gold-focused exploration project was advanced significantly, and the geology, geochemistry, and geophysics of the entire project area are much better understood.  During this time, the gold mineralized areas were expanded and better defined.  A total of 45 holes were drilled in the venture area and another 13 holes into claims held outside the venture.  Many of the holes contain long intervals of low-grade gold mineralization.  The outside claims have now been transferred to the Company.  Previous metallurgical testing of gold project drill samples indicates excellent gold recoveries (70-80%) depending on the crush size.

The Company's evaluation effort on the gold system is planned to culminate in an NI 43-101-compliant resource estimate that is scheduled for completion in 2011.

Bear Lodge Mountains Geology and Location Map of Gold Targets

On September 21, 2010, the Company announced the assay results from the initial eight rotary (reverse circulation) holes (SUN-059 to SUN-066) drilled on the Sundance gold project, Wyoming.  Gold exploration activity during 2010 is focused on: 1) more detailed definition of known gold-mineralized targets with both in-fill and step-off drilling, and 2) discovery of higher grade gold mineralization.  The majority of the drilling is being conducted on near-surface targets within oxide zone mineralization, especially at Smith, Carbon, and Taylor, with the goal of estimating a NI 43-101-compliant resources early in 2011.

A total of eight holes were drilled along the main trend of the Smith gold zone (Figure 1).  The primary host rock is heterolithic breccia that is now traced along strike for nearly 1,000 meters and down dip for 300 meters.  In drill-hole SUN-060, gold mineralization was penetrated along strike to the northwest in peripheral wall rock, which is now recognized as a new host rock for gold mineralization in the target.  SUN-062 effectively bridges a gap between the historic "Smith East and Smith West" gold-mineralized breccias, where a small historic resource was defined previously by FMC Gold, International Curator, and Coca Mines.  SUN-064 tests a nearer surface zone along strike to the southeast.  SUN-068 collared in a newly discovered off-axis zone of heterolithic breccia before penetrating a projection of the main zone at a depth of 250m; assays are pending on both of these prospective zones.  Additional testing will be done to support the estimation of a mineral resource in accordance with the requirements of NI 43-101, once all assays are received and compiled from the remaining Smith drill holes (SUN-067 through SUN-070).

Drilling is now underway at the Carbon target area, where an initial three drill holes are completed (SUN-071 through SUN-073).  Drilling will begin at the Taylor target following the completion of drilling on Carbon.

Illustrated in figure below is the general shape of the gold mineralized zone through a succession of level plans that outline the gold mineralization.  Note that mineralization in the near-surface level plan (6,200 feet elevation) occurs furthest to the southwest, and each succeeding deeper level plan is located further to the northeast.  The figure indicates that the gold mineralized zone has an overall northwesterly strike and a steep dip to the northeast.

Figure 1:  Plan map of Smith Target area showing location of 2010 angle drill holes, 2009 NMC holes, and older vertical holes. Level plans are outlines around drill intercepts containing greater than 0.3 g/t (300ppb) gold.

A CSAMT (Controlled Source Audio-Magnetotelluric Technique) survey along four lines totaling 8.6 line km was designed by Condor Consultants and completed by Zonge Engineering in August to cover the Taylor gold and Bull Hill REE targets.  This type of survey was successful in defining a relative conductive structure in the Smith gold zone that harbors the bulk of the known gold mineralization.  The results of this year's survey will be utilized in further definition of the Taylor gold resource and the search for high-grade feeder zones, as well as guiding further exploration of carbonatite-hosted REE mineralization at Bull Hill.

Seasonality

Sources/Availability of Raw Materials

Dependency upon Patents/Licenses/Marketing Channels/Contracts/Processes

--- Nothing to Disclose ---

Material Effects of Government Regulations

The Company's exploration activities are subject to extensive and costly environmental requirements regulated in all countries in which the Company operates under various federal, state, provincial and local laws relating to the protection of the environment, which generally includes air and water quality, hazardous waste management and reclamation.  Environmental hazards may exist on the properties in which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Current and future laws, regulations and permits will impose significant costs, liabilities or obligations or could limit or prevent the Company’s ability to continue operations or undertake new operations.

In particular, the Company’s Bear Lodge project in Wyoming is subject to federal and state environmental laws, regulations, and permits. The federal agency involved with compliance is the United States Forest Service, Sundance, Wyoming District Office. The state agency involved is the Wyoming Department of Environmental Quality. The Company operates under permits granted by these two agencies and has established bonds to ensure environmental reclamation of areas disturbed.  In addition, the Company's operations and exploration activities in Canada are subject to national and provincial laws and regulations governing protection of the environment.

4.C. Organization Structure

The Company is incorporated under the British Columbia Business Corporations Act.  The Company has one wholly-owned subsidiary, Paso Rico Resources Ltd., incorporated under the British Columbia Business Corporations Act on 7/12/1996.  Paso Rico has one wholly-owned subsidiary:

•

Paso Rico (USA) Inc.; incorporated on 08/21/1997 in Wyoming, USA.

4.D. PROPERTY, PLANT AND EQUIPMENT

The Company’s executive offices are located in rented premises of approximately 500 sq. ft. at 325 Howe Street, Suite 410, Vancouver, British Columbia, Canada  V6C 1Z7.  The Company began occupying these facilities in 2001.  Monthly rent is $750.

The Company’s business is the acquisition, exploration and development of mineral properties.  The Company’s primary property is the Bear Lodge Property located in northeastern Wyoming, USA.  This property contains extensive gold occurrences, as well as large disseminated rare-earth-element (REE) deposits.  During the year ended 6/30/2010, the Company also acquired the Eden Lake property in Manitoba, Canada and the Nuiklavik property in Labrador, Canada.  Both Eden Lake and Nuiklavik properties contain REE deposits.

Figure No. 1

Bear Lodge Property

Location Map

Figure No. 2

Bear Lodge Project and Sundance Project

Property Map

Bear Lodge Property

Northeastern Wyoming, USA

REE Exploration

Gold Exploration

Acquisition Details

The property was acquired through the July 2003 reverse-takeover acquisition of Paso Rico Resources Ltd., which originally had a property option to acquire full ownership of the property through exploration expenditures on the property and subsequently, before the reverse-takeover by Rare Element, obtained 100% ownership in September 2002.

On 3/30/2000, Paso Rico signed a Mineral Lease and Option agreement with Phelps Dodge Mining Company to explore certain unpatented lode mining claims in the Bear Lodge Mining District of Crook County, Wyoming, USA, the “Bear Lodge Property”.  At that time, Paso Rico committed to spend a minimum of CDN$1,750,000 over a period of five years to earn a 100% interest, subject to a net smelter royalty of 2%. On 8/9/2001, the year-two property expenditures commitment deadline was extended from 3/30/2002 to 9/30/2002 by way of an Amendment Letter. On 8/27/2002, Phelps Dodge Mining Company agreed to assign Paso Rico the claims outright subject only to a 2% net smelter royalty; there were no further work commitments under this new arrangement.  An agreement between Paso Rico and Phelps Dodge Mining Company was signed on 9/30/2002.

On 6/1/2006, the Company (through Paso Rico (USA), Inc.) and Newmont North America Exploration Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company’s Bear Lodge Property (“Sundance Gold Venture”).  Under the agreement, Newmont had the right to earn a 65% participating interest in the Bear Lodge Property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration by 2011.  Newmont also had the right to earn an additional 15% participating interest by completing a positive feasibility study.  If the Company’s interest is reduced to 20%, the Company shall have a financing option by which it may elect for Newmont to carry the Company’s share of the Sundance Gold Venture expenditures, without further dilution to the Company, until commencement of mining on the property.  The funds advanced by Newmont under the financing option, plus interest at LIBOR plus 3%, shall be recouped from 90% of the Company’s portion of the proceeds from production.  Newmont staked an additional 116 Federal lode mineral claims, which are included as part of the Sundance Gold Venture’s property.  The total Sundance Gold Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

On 3/31/2009, the Company re-purchased the royalty interest (the "Royalty") on certain claims, which includes an area of interest, on the Bear Lodge Property from Freeport-McMoRan Corporation ("Freeport", the successor company following acquisition of Phelps Dodge).  The royalty is on all minerals produced on the claims, and the area of interest, that cover approximately six square miles in the center of the district, including both rare-earth and gold mineralization occurrences.  The 50 unpatented claims with the royalty were held previously by Freeport (then known as Phelps Dodge Corporation Mining Division), and were transferred to a wholly-owned subsidiary of Rare Element, by way of a "Mineral Lease and Option for Deed" signed on 3/30/2000.  Subsequently, the mineral lease and option agreement was terminated and replaced on 9/30/2002, with a production royalty of 2% net smelter returns ("NSR") payable to Freeport.  Rare Element repurchased the Royalty for a one-time payment of $50,000. The Company's gold and precious-metals partner, Newmont, as Manager, elected for the Sundance Gold Venture to acquire this royalty, other than as it relates to the Rare Earths and Uranium and $27,000 was assigned to this portion of the royalty which would be credited toward Newmont's earn in requirement under the venture agreement.

On 5/12/2010, the Company announced signing an agreement with Newmont that Newmont will not exercise its option to acquire a 65% interest in the gold and base metals at the Sundance Venture of Rare Element's Bear Lodge property.  This allows Rare Element to maintain its 100% interest in the mineral potential within the entire property. In addition, all of Newmont's 327 wholly owned claims outside the venture were transferred to the Company.  The Company reimbursed Newmont $27,000 that it paid earlier for the royalty.

In consideration for transferring its claims and terminating the venture agreement, Newmont was granted a right-of-first-refusal on all claims, excluding rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the new claims being transferred to Rare Element from outside of the Venture.

The withdrawal agreement honors an arrangement between Newmont and Bronco Creek Exploration Company on Newmont's formerly wholly owned claims; Bronco Creek will continue to receive minor payments and a retained 0.05% NSR royalty, with a cap, on precious and base metals produced on the transferred claims that were wholly owned by Newmont outside the venture area.

The Sundance Venture exploration program, lead by Newmont, also had a right to operate both the gold and REE exploration programs if they ever conflicted and this right is now terminated.

The Bear Lodge property with the additional claims now consists of 489 claims and a leased Wyoming State section for a total of approximately 16 square miles. As a result of the agreement with Newmont, the Company retains a totally unencumbered rare-earth project and now has 100% interest in all gold and other minerals in the Bear Lodge district.  The core group of claims (venture area) is free of royalties.

In order to maintain all unpatented claims in good standing, Rare Element is responsible for payment of annual fees ($135/claim) and the recording of assessment work. All unpatented claims included in the Sundance project are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management. These fees are paid up to date.

Rare Element also has leased a 640-acre section of land (Section 16) through a Wyoming state lease.

There is a sliding scale royalty on certain state lease land due to the state of Wyoming if ore is mined from the state section.

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The total property comprises 489 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 16 square miles.  Upon Newmont's withdrawal from the Venture, it transferred 327 of the claims to the Company in May 2010.

The Bear Lodge property is located in central Crook County, northeastern Wyoming, in the northwestern portion of the Black Hills uplift.  The property is situated immediately north of the crest of the Bear Lodge Mountains, a relatively small northwesterly trending range.  The project is flanked to the west by the Powder River Basin, famous for its extensive coalmines, and is surrounded by the Great Plains.  The Bear Lodge property lies about 12 road miles northwest of the small town of Sundance, Wyoming, approximately 22 air miles west of the South Dakota state line, 55 air miles east of the larger town of Gillette, Wyoming, and 230 miles north of Cheyenne, the state capitol. Gillette has many of the services required by the mining industry.

Access to the Bear Lodge Property is very good, but in the winter months the property is not as readily accessible due to snow accumulation. Primary access to the property is from the town of Sundance, Wyoming, situated along US Interstate Highway 90.  The project area is reached by traveling on paved roads west from Sundance about 1.5 miles along US Highway 14, then north on US Forest Service Taylor Divide Road #838 for 7.4 miles to the summit of Warren Peaks.  The final 3.2 miles to the Bull Hill area of the property is on well-maintained gravel roads (continuing on USFS#838 and then right on USFS#851) until the turnoff to the Bull Hill Road, about 0.8 miles of a narrow one-lane dirt road leading to the Bull Hill REE target area.  Road access within the property is relatively extensive via a number of good quality logging roads and four-wheel-drive trails that were cleared during previous exploration and logging activities.

Motels, restaurants, and gas stations are available to the south in the nearby town of Sundance, and a greater variety of accommodations and services are available to the east in Spearfish, South Dakota.

Necessary infrastructure, such as housing, food, fuel, etc., would be available in either town, or further to the west in Gillette, Wyoming, should an economic discovery be made.  Water rights would likely be available through purchase, and a major power line runs within a mile of the project area. Supplies can be trucked to the site 60 miles from Gillette, which is located on both US Interstate Highway 90 and rail lines.  A Burlington Northern rail transport line also runs through Moorcroft, 34 miles west of Sundance.  The Gillette area has a coal-fired power plant, and the city would be a major logistics center for any development at the Bear Lodge Property.  The current size of the property is sufficiently large to support a mining operation, with no foreseeable obstacles regarding expansion, subject to a favorable environmental permitting outcome.

The Bear Lodge Mountains have a warm and relatively dry climate during summer, followed by cold winters with variable amounts of snow.  Optimal field conditions extend from April to November.  The Taylor Divide Road is not maintained during winter months, and snowmobile access is given priority from December through March.  The property lies within the Black Hills National Forest along the crest of the northern part of the Bear Lodge Mountains, a narrow northwest-trending range situated in northeastern Wyoming.  Physiographically it is a northwesterly extension of the Black Hills of western South Dakota.  The range is characterized by rounded grass- and pine-covered mountains reaching elevations of 6,400 feet within the property. The mountains have moderate slopes covered by western yellow pine forest interspersed with dense thickets of brush.  Narrow grassy meadows cover the upper reaches of seasonal drainages. The lowest point within the property is about 5,800 feet elevation.

Property History

Historic REE Drilling.  Primary rare-earth element (REE) exploration drilling on the Bear Lodge Property prior to its acquisition by Rare Element was conducted by Molycorp Inc. and Hecla Mining Company.  Duval Corporation assayed for select REE, but its primary exploration objective was base metals.

Historic rare-earth drilling of the Bear Lodge district:

Company	Dates	Number of Drill Holes	Total Footage	Number of Assay Intervals
Duval Corporation	1972-1984	20	21,900	914
Molycorp Inc.	1978-1980	12	13,618	Indeterminate
Hecla Mining	1987-1990	12	13,765	612

REE exploration drilling by Molycorp, Duval, and some of the Hecla drilling was widely spaced across the property, but the 2004-2008 drilling by the Company and a portion of the drilling by Hecla Mining Company was focused in the Bull Hill area.  A number of holes were drilled from common sites at varying inclination, owing to space and permitting restrictions. The Bull Hill REE resource drill-hole spacing between fences of drill holes ranges from approximately 230-feet to 1,000-feet (70-meters to 320-meters) and averages about 490 feet (150 meters).  Drill-hole spacing within the fences on sections ranges from 100-feet to 200-feet (30-meters to 60-meters).

Historic Gold Drilling.  The historic Bear Lodge drill-hole database consists of 301 drill holes, including those drilled by Western Nuclear, Duval, Molycorp, American Copper and Nickel, FMC, International Curator, Coca Mines, Hecla Mining Company, Phelps Dodge, Newmont, and Rare Element.  A total of about 13,903 assay intervals are recorded from the historic drilling.  Gold and silver assays on generally 5-foot intervals are available for nearly all holes, and inductively coupled plasma (ICP) analyses for other elements are available for selected holes.  A digital record of these holes was compiled by the Newmont and Rare Element geological staffs.  Copies of geologic drill logs are available for most of the drill holes, and those data have been incorporated into the Company’s database. Each of the historic exploration drilling programs had different objectives with regard to commodity and deposit type, but gold assays were generally conducted on nearly all of the assay intervals.  As such, drill-hole spacings across the property vary widely.  The most closely spaced drilling occurs in the Smith Ridge area, where the average drill-hole spacing is on the order of 33 meters.  Drill-hole spacing at the Carbon SE target ranges from 20 meters to 90 meters, and averages about 50 meters, while that at the Taylor Ridge target ranges from 75 meters to 150 meters and averages about 100 meters.

Eden Lake Property

Manitoba, Canada

REE Exploration

Acquisition Details

On 10/30/2009, the Company signed a definitive purchase and sale agreement to acquire 100% of the Eden Lake rare earth elements project located in Manitoba, Canada from VMS Ventures Inc. for payment of 300,000 common shares and is subject to a 3% Net Smelter Returns (“NSR”) royalty to Strider Resources Limited.  The 300,000 common shares were issued and have trading restrictions over 18 months (75,000 common shares free-trading at closing and at each of 6/12/18 months thereafter, 75,000 common shares would become free-trading).  The Company also has the right to buy 50% of the 3% NSR for CDN$1.5 million and has also paid a finder’s fee of 20,000 common shares to two parties for this acquisition.

Optioning out / Joint-Venture Details

On February 23, 2010, the Company granted Medallion Resources Ltd. (“Medallion”) an option to acquire a 65% interest in a joint venture to explore and develop the property.  The terms of the agreement require Medallion to pay a total of CDN$1,450,000 in cash (CDN$50,000 received), issue an aggregate of 1,800,000 shares (200,000 shares received) and complete CDN$2,250,000 in the property exploration work commitment expenditures over a five-year period. Medallion will be the operator of the exploration program during the option period.  In December 2009, Medallion completed a helicopter-borne high-intensity electromagnetic geophysical survey flown over the Eden Lake rare-earth-element (REE) property and in February 2010 Medallion received the basic data and initial interpretation of it.  Option terms are presented below.  In February 2010, Medallion received the basic data and initial interpretation from the helicopter-borne high-intensity electromagnetic geophysical survey flown over the Eden Lake rare-earth-element (REE) property during December 2009. The entire 1871-hectare Eden property, plus a significant surrounding area, was covered by the survey, which was the first of its type for this property.  A total of 635 line kilometres were flown.  Line spacings were at

100 metres.  Aeroquest International Limited, of Mississauga, Ontario, flew the survey using its AeroTEM IV/mag system, which provides time-domain electromagnetic and magnetic data that can help locate subsurface occurrences of structures and rock types that are potential hosts of rare-earth-element mineralization.

Option Terms: for Medallion to acquire and maintain its Option to earn a 65% joint-venture interest in the Property, Medallion must complete, over a five-year period, the following cash and share payments to the Company and complete the following Property-exploration work-commitment expenditures:

Five-Year Option to earn 65% interest in joint venture to explore Eden Lake property	Cash Payment CDN$	Medallion’s common shares	Property Work Commitment CDN$
At signing of the letter of intent	$25,000
At signing of the definitive agreement	$25,000
Upon the approval of the TSX Venture Exchange	$50,000	200,000
End of first year	$50,000	200,000	$250,000
End of second year	$100,000	200,000	$500,000
End of third year	$200,000	200,000	$500,000
End of fourth year	$500,000	500,000	$500,000
End of fifth year	$500,000	500,000	$500,000
TOTAL	$1,450,000	1,800,000	$2,250,000

As of September 30, 2010, CDN$50,000 cash payment and 200,000 shares were received.  On October 7, 2010, the Company and Medallion agreed to postpone the CDN$50,000 cash payment to no later than the first anniversary of the agreement.  In addition, six new concessions staked by Medallion were also added to the Eden Lake property.

Property Description and Location

The Eden Lake REE Project consists of 14 claims for a total of 3,200 hectares.  It is located 35 kilometers northwest of Leaf Rapids, Manitoba.

Property History

In 2003 VMS, which was then called Rare Earth Metals Corp., performed detailed geological mapping, sampling, and petrographic studies that led to the discovery of an extensive area (approximately 8 square kilometers) of hydrothermal stock-work veining, magmatic carbonatite dikes, and breccia exposed in outcrop. Carbonatite dikes and plugs were discovered at three locations, and the property geology has characteristics that suggest a large carbonatite complex.

REE-enriched minerals identified in petrographic studies include strontium-REE-apatite, britholite, allanite, and REE mineral inclusions in andradite garnet. REE enrichments occur in all hydrothermally metasomatized rocks.  The highest REE concentrations encountered by VMS are in the carbonatite dikes and in hydrothermal REE-rich veins.  VMS also discovered heavy REEs (Eu-Lu) on the project during their fieldwork.  Rare Element will be evaluating the carbonatite complex, which may have similarities to the Company’s Bear Lodge project, and the heavy rare earths plus yttrium in the hydrothermal veins.

A drill program was completed on the project in 2006, and the holes provided additional favorable geologic indications for a carbonatite complex, but without hitting significant REE grades. Six holes for a total of 765 meters were drilled in the northeastern half of the eight-square-kilometer zone of intensely altered rocks. Most of the favourable targets have not been adequately tested, and additional exploration of the project for yttrium and heavy rare earths is warranted.

Nuiklavik Property

Labrador, Canada

REE Exploration

On November 12, 2009, the Company entered into a letter of intent, and on January 6, 2010 signed a purchase and sale agreement with Altius Resources Inc. (a wholly owned subsidiary of Altius Minerals Corp.) (“Altius”), to acquire a 100% interest in 584 mineral claims located in central Labrador for a payment of 200,000 shares of the Company.  Altius will retain a total gross overriding royalty of 2% on the property, of which the Company may purchase 50% at any time for CDN$2,500,000.  The Company plans to find a partner to explore the Nuiklavik property.

The property is located approximately 25 kilometers from tidewater and 50 kilometers from the community of Hopedale, Labrador, Canada.

Altius initiated the project in 2006 to target volcanic-hosted uranium-type deposits. Previous work in the 1980s and 1990s by the Geological Survey of Newfoundland and Labrador ("GSNL") included regional lake-sediment sampling, mapping, and various follow-up geochemical studies targeting lake-sediment anomalies.  The GSNL identified and documented twenty-four yttrium-zirconium-niobium-REE, fluorine and base-metal occurrences at Nuiklavik and prepared reports that investigated REE enrichment within the Nuiklavik volcanic rocks.

The geology underlying the Nuiklavik property comprises Precambrian peralkaline volcanic and plutonic rocks.  The area is geologically similar in age and geochemical character to the Strange Lake peralkaline complex, which hosts the Strange Lake REE deposit.  Both the intrusive suite at Nuiklavik and the Strange Lake complex comprise circular-shaped features of peralkaline granite with elevated Zr-Y-Nb and REE geochemical signatures.

More recent work by Altius included a high resolution helicopter-borne magnetic and radiometric survey with follow up geological mapping and prospecting.  This work by Altius over two field seasons resulted in the discovery of numerous additional uranium and rare-earth occurrences in both volcanic rocks and felsic dikes which cut the overlying volcanic package.  Limited sampling of the felsic dikes and other felsic intrusive rocks by Altius yielded up to 1.4% zirconium oxide, 1.27% yttrium oxide, 1.15% niobium oxide, and 1.1% total rare-earth oxides with heavy REE representing up to 67% of the total rare-earth-oxide component.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal 2010/2009/2008 Ended June 30th and Three Months Ended 9/30/3009 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Selected Annual Data

	Fiscal 2010 Ended 6/30/2010	Fiscal 2009 Ended 6/30/2009	Fiscal 2008 Ended 6/30/2008
Revenue	$0	$0	$0
Net Income (loss)	($1,693,635)	($1,254,187)	($853,866)
Basic and Diluted (loss) EPS	($0.06)	($0.05)	($0.04)
Weighted Avg. No. Shares Outstanding	29,429,998	24,072,331	22,972,529
Working Capital	$11,126,921	$2,345,857	$2,281,675
Mineral Properties	$6,115,095	$1,609,496	$1,019,349
Shareholders’ Equity	$17,392,606	$3,967,758	$3,330,374
Total Assets	$17,814,634	$4,034,219	$3,394,225

Summary of Quarterly Results

Net income (Loss)	Quarter Ended September 30th	Quarter Ended December 31st	Quarter Ended March 31st	Quarter Ended June 30th
Fiscal 2010	($225,478)	($266,323)	($344,415)	($857,419)
Fiscal 2009	($257,516)	($448,962)	($263,166)	($284,543)
Fiscal 2008	$19,191	($282,624)	($398,964)	($191,469)

EPS (Loss)	Quarter Ended September 30th	Quarter Ended December 31st	Quarter Ended March 31st	Quarter Ended June 30th
Fiscal 2010	($0.01)	($0.01)	($0.01)	($0.03
Fiscal 2009	($0.01)	($0.02)	($0.01)	($0.01)
Fiscal 2008	$0.00	($0.01)	($0.02)	($0.01)

Corporate Historical Overview

The Company was incorporated under the laws of the Province of British Columbia, Canada, on 6/3/1999 under the name “Spartacus Capital Inc.”.  On 7/25/2003, the name was changed to “Rare Element Resources Ltd.

Organized as a “Venture Capital Pool” company whose activities were focused on the identification and completion of a Qualifying Transaction, the Company transitioned to a “Venture Company” on 7/25/2003 coincident with the completion of its Qualifying Transaction on the TSX Venture Exchange, the Reverse Takeover (“RTO”) acquisition of Paso Rico Resources Ltd. (“Paso Rico”) and completion of a CDN$551,000 private placement.  Paso Rico’s main asset was an option to acquire the Bear Lodge Property through exploration expenditures on the property.  The Company assumed 100% ownership in 8/27/2002, subject to a 2% net smelter royalty that was purchased in March 2009 for $50,000.

The Company is exploring the REE deposits itself (the “Bear Lodge Project”); and, as of 6/30/2010, had expended $4.3 million on acquisition/development.  In June 2006, the Company optioned the gold exploration (the “Sundance Gold Venture”) to Newmont North America Exploration Limited (“Newmont”) whereby Newmont had the right to earn a 65% participating interest in the Sundance Gold Venture by spending $5 million on property exploration by 2011.  The agreement was terminated on 5/14/2010 after Newmont had expended approximately $2.85 million on the venture.  As of 6/30/2010, the Company expended $96,713 on the Sundance project.

In April 2006, the Company acquired the Kipawa Property by staking 26 claims, totaling approximately 1,531 hectares.  The property is located in Quebec, 90 kilometers northwest of North Bay, Ontario.  The Company wrote off $4,841 in Fiscal 2007 upon making an agreement to sell the property.  On 10/12/2007, the Company sold the property for its residual carrying amount of $1,416.

In October 2009, the Company acquired the Eden Lake Property for 300,000 common shares and is subject to a 3% Net Smelter Returns royalty.

On 2/23/2010, the Company granted Medallion Resources Ltd. the right to earn a 65% interest in the property.

The Nuiklavik Property was acquired on 1/6/2010 for 200,000 common shares and the seller retaining a 2% gross overriding royalty.

Effective 12/20/2004, the Company’s authorized share capital was changed from 100,000,000 common shares to an unlimited number of common shares without par value.

Financings

On April 13, 2010, the Company closed a short-form Canadian prospectus offering and concurrent US private placement of CDN$8,860,253. The financing consisted of 2,531,501 units of the Company at a price of CDN$3.50 per unit.  Each unit consists of one common share and one-half of one transferable common share purchase warrant.  Each warrant is exercisable into one common share until April 13, 2012, at a price of CDN$4.75.  The Company paid CDN$531,615 cash commission to the agents and issued 151,890 agents' options exercisable into one agents’ unit at a price of CDN$3.50 until April 13, 2012.  Each agent’s unit consists of one common share and one-half of one transferable common share purchase warrant with the same terms as the private placement warrants.

On September 21, 2009, the Company completed a non-brokered CDN$3,000,000 private placement financing consisting of 1,000,000 units.  Each unit was priced at CDN$3.00 and consisted of one common share and one common share purchase warrant.  Each warrant will allow the holder to purchase one additional common share for a period of 18 months from the closing date for additional consideration of CDN$4.25.  There were no insiders participating in this offering and no commission paid.

On July 24, 2009, the Company completed a non-brokered CDN$1,800,000 private placement financing consisting of 1,200,000 units at a price of CDN$1.50 per unit.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole warrant is exercisable into one common share for a period of 18 months from the closing date at a price of CDN$2.10.  No insiders participated in this offering and no commissions were paid.

On May 27, 2009, the Company completed a non-brokered private placement financing for CDN$1,500,000.  The offering consisted of 2,000,000 units at CDN$0.75 per unit.  Each unit comprised one common share and one-half of a non-transferable share-purchase warrant.  Each whole warrant is exercisable into a common share of the Company at CDN$1.00 until November 27, 2010. Two insiders participated in this offering for CDN$71,250.  No commissions were paid.

On November 5, 2007, the Company completed a non-brokered private placement financing for CDN$1,075,000.  The offering consisted of 1,075,000 units at CDN$1.00 per unit.  Each unit comprised one common share and one-half of a non-transferable share-purchase warrant.  Each whole warrant was exercisable into a common share of the Company at CDN$1.35 until 5/5/2009.  All the warrants expired unexercised.

Comparative figures

Certain of the prior period’s figures have been reclassified to conform with the current period’s financial statement presentation.

Changes in accounting policies

a.  Goodwill and Intangible Assets

CICA section 3064 replaces the former CICA 3062 – Goodwill and other intangible assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  CICA 3064 is effective for interim and annual financial statements for years beginning on or after January 1, 2009.  The Company adopted this section effective April 1, 2009.  There was no material change to the results of operations or financial position of the Company.

b. Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments.  The accounting treatments provided in EIC-173 have been applied in the preparation of these financial statements and have been applied retrospectively without restatement of prior periods. The adoption of this standard did not have a material impact on the valuation of financial assets or liabilities.

c. Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs.  The accounting treatment provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of exploration assets.

d. Financial Instruments - Recognition and Measurement

In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement.  This Section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category.  These amendments apply to reclassifications made on or after July 1, 2009.  Earlier adoption is permitted. Also, this Section has been amended to:

1. change the categories into which a debt instrument is required or permitted to be classified;

2. change the impairment model for held-to-maturity financial assets to the incurred credit loss model of impaired loans, Section 3025; and

3. require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

New accounting pronouncements

CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a. Business combinations, consolidated financial statements and non-controlling interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

b. Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

In 2010, the Company’s management assessed the impact of adoption to IFRS and concluded that the Company chose to early adopt IFRS and will commence reporting under these standards for the period beginning July 1, 2010, with a July 1, 2009 date of transition (the “Transition Date”).  Comparative periods for fiscal 2010 will also be restated under IFRS.  The Company’s application to early adopt IFRS was approved by the applicable Canadian Securities Administrators.

The Company’s comprehensive IFRS conversion plan addresses changes in accounting policies, restatement of comparative periods, organization, internal controls and any required changes to business processes.  The management of the Company has reviewed its accounting system, its internal controls and its disclosure control processes and believes they will not need significant modification as a result of the conversion to IFRS.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” sets forth guidance for the initial adoption of IFRS.  Under IFRS 1, the standards are applied retroactively at the Transition Date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied.  The Company will be applying the following exemptions to its opening balance sheet dated July 1, 2009:

(a)

Business combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after July 1, 2009.  There is no adjustment required to the July 1, 2009’s statement of financial position on the Transition Date.

(b)

IFRS 2 – Share-based payment transactions

IFRS 2 Share-based Payment has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before July 1, 2009.

(c)

IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)

IAS 23 – Borrowing Costs

IAS 23 Borrowing costs has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after July 1, 2009.

(e)

IAS 16 - Property, plant and equipment

IAS 16 Property, plant and equipment allows for property, plant and equipment to continue carried at cost less depreciation, same as under GAAP.

IFRS employs a conceptual framework that is similar to Canadian GAAP.  The adoption of IFRS will not have any material impact on the financial information previously disclosed under Canadian GAAP.  The Company identified the following adjustments as a result of the adoption of IFRS:

(a)  “Contributed surplus” versus various reserves in equity

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its “contributed surplus” account and concluded that as at the Transition Date, the entire amount of $876,046 relates to “Equity settled employee benefit reserve”.  As a result, the Company believes that a reclassification would be necessary in the equity section between “Contributed surplus” and the “Equity settled employee benefit reserve” account.

For comparatives, as at September 30, 2009, the entire $871,524 “contributed surplus” account was reclassified into “Equity settled employee benefit reserve”.  Furthermore, as at June 30, 2010, $1,477,734 “contributed surplus” account was broken down into $1,166,746 “Equity settled employee benefit reserve” and $310,988 “Reserves for agents’ options”.

(b)  Share-based payment transactions

IFRS 2, similar to Under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options.  However, under IFRS 2, the recognition of such expense must be done with a “graded vesting” methodology as opposed to the straight-line vesting method allowed under Canadian GAAP.  In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under Canadian GAAP, forfeitures of awards are recognized as they occur.

Under IFRS graded vesting methodology, during the three months ended September 30, 2009, the Company would have recorded $313,566 as share-based payment versus $112,670 stock-based compensation under Canadian GAAP.  As a result, $200,896 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

During the year ended June 30, 2010, the Company would have recorded $1,076,452 as share-based payment versus $524,497 stock-based compensation under Canadian GAAP.  As a result, $551,955 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(c)  Cumulative Translation differences

IFRS requires that the functional currency of each entity of the Company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations.  IFRS 1 provides an exemption and allows for such adjustments to be made as of the transition date, resulting in no change to the June 30, 2009 financial statements on the transition date.

For the three months ended September 30, 2009, the foreign exchange resulting from the consolidation amounted to a gain of $118,819, resulting in increasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

For the year ended June 30, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $27,546, resulting in decreasing the current year’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

In order to allow the users of the financial statements to better understand other changes between IFRS and GAAP that do not have any quantitative effect or adjustments to the Company’s financial statements, the following qualitative explanation of the differences between GAAP and IFRS is provided:

(a)  Income tax

Income tax expense is calculated in the same manner in accordance with GAAP and IFRS.  Future income tax asset / liability is also calculated in the same manner in accordance with GAAP and IFRS.

(b)  Property, plant and equipment

GAAP and IFRS allow the use of original cost less depreciation as the cost base.  IFRS requires separate depreciation rate for components that depreciate differently.

(c)  Exploration for and Evaluation of Mineral Resources

GAAP and IFRS allow the capitalization of costs associated with the exploration for and evaluation of mineral resources.

RESULTS OF OPERATIONS

Fiscal 2010 Ended 6/30/2010 vs. Fiscal 2009 Ended 6/30/2009

The net loss for Fiscal 2010 totaled ($1,693,635) compared to loss of ($1,254,187) in the same period last year, an increased loss of ($439,448).  The basic and diluted losses per share were ($0.06) for Fiscal 2010 and ($0.05) for the same period last year.

Interest income totaled $40,163 (2009 = $32,575) as a result of interest earned on the funds that the Company held in financial institutions.  Last year, the Company had a ($15,083) write-off of investment.

During Fiscal 2010, the Company recognized a loss on foreign exchange of ($56,495) (2009 = ($292,358)) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required.

Excluding the non-cash stock-based compensation expenses of $524,497 in 2010 and $428,350 in 2009, amortization expenses of $6,900 in 2010 and $2,395 in 2009, and the foreign exchange losses, total general and administrative costs were $1,145,906 for Fiscal 2010 and $548,576 for Fiscal 2009.  The operating expenses increased by $597,330.  The increase was mostly due to: (a) increase in investor relations and shareholders’ communication by $143,102 and corporate development expenses by $41,366 because the Company was actively keeping the shareholders and potential investors informed about the Company’s progress; (b) accounting and administration fees increased by $74,748, audit and legal fees increased by $80,901, and transfer and listing fees increased by $54,722 as a result of the Company closing three financings in Fiscal 2010, filing its initial registration statement on Form 20-F, getting listed on NYSE AMEX and acquiring new mineral properties; (c) management fees increased by $82,480 and consulting fees increased by $38,297 due to the Company being more active in Fiscal 2010.

During the year ended 6/30/2010, the Company incurred a total of $4,505,599 in exploration expenditures on its properties, of which $2,724,518 was spent on the Bear Lodge property, $96,713 was spent on the Sundance project, $959,181 was spent on acquiring the Eden Lake property and $725,187 was spent on acquiring the Nuiklavik property.  As of 6/30/2010, the Company had incurred a total of $4,334,041 (2009 = $1,609,496) on exploration work at Bear Lodge; $96,713 (2009 = $nil) on acquisition and exploration work at Sundance; $959,181 (2009 = $nil) on acquisition at Eden Lake; and $725,187 (2009 - $nil) on acquisition at Nuiklavik.

The Company announced the results of an updated National Instrument 43-101-compliant mineral resource estimate of REE contained in the Bull Hill Southwest deposit in May 2010.  Refer to the “REE Exploration Activities” section and the Company’s website, www.rareelementresources.com for additional information.

Fiscal 2009 Ended 6/30/2009 vs. Fiscal 2008

The net loss for the year ended 6/30/2009 totaled ($1,254,187) compared to loss of ($853,866) in the Fiscal 2008, an increase of ($400,321).  The basic and diluted losses per share were ($0.05) for Fiscal 2009 ended 6/30/2009 and ($0.04) for the Fiscal 2008.

Interest income totaled $32,575 (2008 = $29,786) for the year ended 6/30/2009 as a result of interest earned on the funds that the Company held in financial institutions.  During the year ended 6/30/2009, the Company recognized a loss on foreign exchange of ($292,358) (2008 = foreign exchange gain of $88,985) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required.

Excluding the non-cash stock-based compensation expenses of $428,350 in 2009 and $423,891 in 2008 and the foreign exchange gains (losses), total general and administrative costs were $550,971 for Fiscal 2009 and $548,746 for Fiscal 2008.  The operating expenses increased slightly by $2,225.  The major increases were: $16,675 in travel as the Company participated in more trade shows in Fiscal 2009 and $16,735 in audit, accounting and legal fees.  These increases were offset by decreases of $21,422 in management fees due to last year’s payment to a former president; $13,087 in transfer and listing fees due to no shares issued during the first three quarters of Fiscal 2009; and $9,433 in office and miscellaneous expenses.

During the year ended 6/30/2009, the Company incurred $590,147 in exploration expenditures on its property.  As of 6/30/2009, the Company had incurred a total of $1,609,496 (2008 = $1,019,349) on exploration work at Bear Lodge.

The Company announced the results of a new National Instrument 43-101-compliant mineral resource estimate of REE contained in the Bull Hill Southwest deposit.  The new resource estimate is derived from a REE database that includes twelve drill holes completed by the Company since 2004 for a total of 13,326 feet, plus sixteen drill holes, completed by other companies prior to 2004, for which data are available.  Approximately 34% of the resource is within 100 feet of a drill hole and 69% of the resource is within 200 feet of a drill hole.  The new resource estimate focuses only on the dike sets in the Bull Hill Southwest target area, and there is significant additional potential for expansion of the Bull Hill Southwest resource and for definition of REE resources in other areas.  Refer to the Company’s website, www.rareelementresources.com for additional information.

Fiscal 2008 Ended 6/30/2008 vs. Fiscal 2007

The net loss for Fiscal 2008 totaled ($853,866) compared to loss of ($751,496) last year.  The basic and diluted loss per share was ($0.04) both years.

The Company earned interest income of $29,786 on the CDN$1.5 million GIC held in a Canadian financial institution during the year.  The Company also had a gain on foreign exchange of $88,985 [FY2007 = foreign exchange loss of ($43,589)] with the strengthening of the Canadian dollar over US Dollar.  The Company holds the majority of its financial resources in Canadian dollars until such time that payment (usually in US$) is required.

Total general and administrative costs were $548,746 (excluding the $88,985 foreign exchange gain and $423,891 non-cash stock-based compensation) for Fiscal 2008; and $498,007 for Fiscal 2007 (likewise excluding the FY2007 foreign exchange loss, non-cash stock-based compensation, and write-down of mineral properties).  The operating expenses increased slightly by $50,739 as a result of (a) an increase of $50,640 in management fees paid to the former president and the current president during the year; (b) an increase of $14,111 in travel as the Company went to more trade shows; (c) a decrease of $18,636 in investor relations expenditures with the Company terminating its investor relations arrangements during the earlier part of the fiscal year and only engaging a corporate development firm in the third quarter; and a decrease of $9,341 in audit and accounting fees.

During Fiscal 2008, the Company incurred $256,618 in exploration expenditures on its properties.  As at 6/30/2008, the Company had incurred a total of $1,019,349 (6/30/2007 = $764,147) on exploration work at Bear Lodge Project.

The Company has completed the drilling phase of its 2008 rare-earth exploration program for the Bear Lodge Project and will focus on its 2009 exploration program which listed continuing metallurgical testing, resource estimation, completion of a Technical Report, and possibly drilling to continue expand the REE mineralization encountered at Bull Hill Southwest. Due to variable dike thickness and variable continuity encountered by the Company’s drilling along strike and down dip, additional drilling is necessary to delineate the Bull Hill Southwest mineralization.

Other metals occur on the Company’s Bear Lodge Property.  Previous and current gold exploration has identified numerous geochemical gold anomalies and occurrences in fracture-fault zones and in or near intrusive breccia bodies and has tested a number of targets with widespread drill holes.  The Sundance Gold Venture is preparing for an expanded drilling program in Spring 2009.  The Newmont gold-exploration venture provides the Company with further options to increase the value of the Company and to advance its programs to evaluate both the gold and REEs of the Bear Lodge Property.

With the engagement of Ore Reserves Engineering the Company continues to work towards producing an updated NI 43-101 Technical Report, which will include a REE resource estimate.

LIQUIDITY AND CAPITAL RESOURCES

Fiscal 2010 Ended 6/30/2010

The Company’s working capital as at 6/30/2010 was $11,126,921 (6/30/2009 = $2,345,857).  As at 6/30/2010, cash totaled $11.5 million, an increase of $9.1 million from $2.3 million as at 6/30/2009.  The increase of working capital and cash was primarily due to the funds received pursuant to the closing of three financings for gross proceeds of $13.7 million.

Cash Used by Fiscal 2010 Ended 6/30/2010 Operating Activities totaled ($1,080,566), including the ($1,693,635) Net Loss.  Significant adjustments included $524,497 in stock-based compensation, $6,900 in amortization, ($1,568) in accrued interest income, and $83,240 in changes in non-cash working capital balances related to operations.  Cash Used in Fiscal 2010 Investing Activities was ($2,654,651), predominately for deferred exploration costs.  Cash Provided by Financing Activities for Fiscal 2010 was $13.7 million, primarily from the aforementioned financings, offset by ($839,712) in financing costs.

Subsequent to Fiscal 2010, as of 9/30/2010, a total of 901,945 share purchase warrants, 151,890 agent’s options and 207,000 stock options were exercised, providing the Company a further CDN$2,444,089 in cash.  If the remaining Rare Element stock options and share purchase warrants were exercised, it would result in the Company receiving an additional CDN$15,027,862.  There is no guarantee that these stock options and share purchase warrants will be exercised.

Management believes that the Company is well positioned to sustain itself in the longer term despite the stock market volatility because: (1) it continues to maintain a very cost effective overhead model; (2) it completed three financings raising a total of $13.7 million, adequate for its 2010-2011 exploration programs for the Bear Lodge rare-earth project and the Sundance Gold project; and (3) it has optioned out its Eden Lake property and is continuing to look for opportunities to option out its Nuiklavik property.  These factors allow for the Company to keep costs low, to carefully choose the amount of exploration work to be done, and to react quickly and be selective in accepting any further offers of financing.

Fiscal 2009 Ended 6/30/2009

The Company’s working capital as at 6/30/2009 was $2,345,857 (2008 = $2,281,675).  As at 6/30/2009, cash totaled $2,334,145, an increase of $62,228 from $2,271,917 as at 6/30/2008.  The increase of working capital and cash was due to the funds received pursuant to the closing a non-brokered private placement for net proceed of $1,322,271 (CDN$1,500,000) (net of $10,779 share issue costs) of and $140,950 on the exercise of options.

Cash Used by Fiscal 2009 Operating Activities totaled ($819,981), including the ($1,254,187) Net Loss.  Significant adjustments included $428,350 in stock-based compensation, $15,083 write-off of investment, and $11,141 in changes in non-cash working capital balances related to operations.  Cash Used in Fiscal 2009 Investing Activities was ($581,012), predominately for deferred exploration costs.

As disclosed earlier, Rare Element has “in-the-money” stock options and share purchase warrants outstanding as at June 30, 2009 that, if exercised, would result in the Company receiving an additional CDN$8,758,570.  There is no guarantee that these stock options and share purchase warrants will be exercised.

Subsequent to Fiscal 2009, on July 24, 2009, the Company completed a CDN$1,800,000 financing consisting of 1.2 million units at a price of CDN$1.50 per unit and on September 21, 2009, completed another CDN$3,000,000 financing consisting of 1,000,000 units at a price of CDN$3.00 per unit.  Management believes that the Company has sufficient funds to continue operations through Fiscal 2010.

US GAAP Reconciliation

The consolidated financial statements included with this Annual Report have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact financial statement line items, are described below.

Mineral property costs

Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, the costs of acquiring properties and mineral rights are generally capitalized, although these costs would be subject to impairment testing. The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and are expensed as incurred, regardless of whether the Company has established reserves on other properties.

	2010	2009	2008
a) Assets
Mineral property costs under Canadian GAAP	$6,115,095	$1,609,496	$1,019,349
Less deferred costs expensed under U.S. GAAP	($4,403,727)	($1,609,496)	($1,019,349)
Mineral property costs under U.S. GAAP	$1,711,368	$nil	$nil

b) Deficit
Closing deficit under Canadian GAAP	($7,071,197)	($5,377,562)	($4,123,375)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	($4,403,727)	($1,609,496)	($1,019,349)
Closing deficit under U.S. GAAP	($11,474,924)	($6,987,058)	($5,142,724)

c) Net Loss
Net loss under Canadian GAAP	($1,693,635)	($1,254,187)	($853,866)
Mineral property costs expensed under U.S.GAAP	($2,794,231)	($590,147)	($256,618)
Net loss under U.S. GAAP	($4,487,866)	($1,844,334)	($1,110,484)

d) Basic and Diluted Loss Per Share - U.S. GAAP	($0.15)	($0.08)	($0.05)

e) Cash flows – Operating activities
Cash used in operating activities – Canadian GAAP	($1,080,566)	($810,846)	($368,250)
Loss under Canadian GAAP	$1,693,635	$1,254,187	$853,866
Loss under U.S. GAAP	($4,487,866)	($1,844,334)	($1,110,484)
Non-cash exploration costs expensed under U.S.GAAP	$263,595	$nil	$nil
Cash used in operating activities – U.S. GAAP	($3,611,202)	($1,400,993)	($624,868)

f) Cash flows - Investing Activities
Cash used in investing activities - Canadian GAAP	($2,654,651)	($581,012)	($262,329)
Mineral property costs expensed under U.S. GAAP	$2,530,636	581,012	$256,618
Cash used in investing activities - U.S. GAAP	($124,015)	$nil	($5,711)

5.C.  Research and development, patents and licenses, etc.

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

5.D.  Trend information

Trends that are considered by Rare Element to be reasonably likely to have a material effect on our results of operations are discussed above under “Business Overview” in Item #4B, “Results of Operations” in Item #5A, and “Liquidity and Capital Resources” in Item #5B.  Further, we consider that our ability to raise additional funding in order to complete our exploration programs and the plan of operations for its mineral properties for the current fiscal year and beyond will be impacted by prevailing prices for metals.  As a natural resource exploration company, the interest in Rare Element’s stock, and our ability to raise financing and conduct work programs, has been cyclical as it is related to metal prices that, traditionally, have been cyclical in nature.  If the global demand for rare-earth and gold decreases and rare-earth and gold prices decrease, it could adversely impair Rare Element’s ability to raise financing and advance the exploration of our mineral properties.

The Company’s acquisition/exploration activities vary from period to period depending upon property acquisition opportunities and exploration results.  Accordingly, amounts expended in past periods may not be indicative of future activities.  Likewise, amounts of external capital raised to finance such activities may vary from period to period.

5.E. Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company had no “hard” contractual property obligations at 6/30/2010.  The Company also does not have any property acquisition or option agreements where it needs to expend funds on exploration and/or make cash option payments and/or issue common shares to maintain or complete its option arrangements.

The Company has a written consulting agreement with Donald E. Ranta that renews yearly subject to a one-month cancellation notice by either party that pays him $12,000 per month. Under the terms of the agreement, Mr. Ranta is entitled to a payment equal to 3 months remuneration in the event Mr. Ranta is terminated by the Company without notice.

Management, administrative and secretarial functions are provided by Pacific Opportunity Capital Ltd. (“POC”), a private company of which Mark T. Brown is the president and director.  There is no written agreement and the Company is invoiced for the time spent by the staff at POC on a monthly basis.

Contractual Obligations

June 30, 2010

	Total	Less than One year	One to Three years	Three to Five years	More than Five years
Long-Term Debt Obligations
Capital (Finance) Lease Obligations
Operating Lease Obligations
Purchase Obligations	$144,000	$144,000
Other LT Liabilities
Total	$144,000	$144,000

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Mineral properties and deferred exploration costs

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are allowed to lapse or are abandoned.  Cost includes the cash consideration and the fair market value of shares issued for the acquisition of mineral properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are made. Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.  The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.  The Company reviews capitalized costs on its mineral properties periodically and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of a property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Foreign currency translation

The Company’s reporting currency is the US Dollar. The Company’s Canadian operations are considered to be integrated with foreign currency transactions translated into US Dollars as follows:

a. monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;

b. other assets and liabilities at the applicable historical exchange rates;

c. revenues and expenses at the average rates of exchange for the period, and;

d. gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is initially credited to contributed surplus and subsequently transferred to share capital if and when the related options are exercised. Cash received on the exercise of stock options is also credited to share capital.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of long lived assets. The liability is accreted over the estimated time period until settlement of the obligation and asset is depreciated over the estimated remaining useful life of the asset. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related capitalized asset retirement cost.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6 lists, as of 6/30/2010, the Directors and Senior Management.

Table No. 6
Directors and Senior Management
Name	Age	Date First Elected Or Appointed
M. Norman Anderson, Director (5)	79	July 2003
Mark T. Brown, Chief Financial Officer, Director (2)	42	June 1999
Norman W. Burmeister, Director (1)(5)	70	July 2003
Gregory E. McKelvey, Director (1)(5)	66	February 2008
Stephen P. Quin, Director (1)(5)	51	May 2005
Donald E. Ranta, President/CEO, Director (3)	67	October 2007
Winnie Wong, Corporate Secretary (4)	36	July 2003
(1) Member of the audit committee.
(2) Mr. Brown spends about 75% of his time on the affairs of the Company.
(3) Mr. Ranta spends the preponderance of his time on the affairs of the Company.
(4) Ms. Wong spends about 20% of her time on the affairs of the Company.
(5) Member of the Nominating, Corporate Governance and Compensation committee.

M. Norman Anderson has had a long and distinguished career in the mining industry.  Since 1987, he has been President of Norman Anderson & Associates, a consulting firm with a focus on due diligence and evaluation for financial institutions and mining companies.  Prior to this, he worked for Cominco during which time he spent a four-year period in an executive position with Amax Lead Zinc. Inc.  In 1978 he became President/COO, and in 1980 he assumed complete responsibility for Comincos business as Chairman/CEO.  Since 1995, he has been a Director of Cai de Minas Buenaventura S.A. (Peru).

Mark T. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia.  Between 1990 and 1994, Mr. Brown worked with PricewaterhouseCoopers.  From 1994 to 1997, Mr. Brown was the controller of three companies: Eldorado Gold Corporation, Miramar Mining Corporation and Northern Orion Exploration Ltd.  Since May 2002, he has been President of Pacific Opportunity Capital Ltd., a private company that provides financial solutions, equity and management services to small and medium size entrepreneurial enterprises.  During the past five years, Mr. Brown has been a director and/or officer for the following public companies:

Dates	Name of Company	Titles
January 2000 – May 2005	International Bethlehem Corp.	CFO/Director
August 2002 – December 2004	Sutter Gold Mining Inc.	President
August 2002 – March 2008	Ameriplas Holdings Ltd.	Director
December 2003 – May 2006	Crosshair Exploration & Mining Ltd.	CFO
November 2005 - January 2008	G4G Resources Ltd.	CFO/Director
August 2005 – May 2009	Mediterranean Resources Ltd.	Director
July 2004 – November 2007	Garibaldi Resources Corp.	Director
October 2007 – March 2008	BHR Buffalo Head Resources Ltd.	Director
October 2005 – January 20008	Rockhaven Resources Ltd.	Director
December 2004 – May 2006	Target Exploration & Mining Ltd.	CFO/Director
June 2004 – May 2008	Tatmar Ventures Inc.	CFO
September 2006 – January 2010	Fortune Valley Resources Inc.	CFO
January 2008 – July 2010	Everclear Capital Ltd.	CEO/Director
June 2006 to July 2007	Animas Resources Ltd.	CFO/Secretary
Since November 2000	Sutter Gold Mining Inc.	Director
Since August 2000	Portal Resources Ltd.	CFO/Director
Since September 2001	Strategem Capital Corporation	Director
Since September 2006	Rye Patch Gold Corp.	CFO
Since July 2005	Pitchstone Exploration Ltd.	CFO
Since June 2006	Animas Resources Ltd.	Director
Since November 2007	Almaden Minerals Ltd.	CFO
Since October 2005	Tarsis Resources Ltd.	CFO
Since July 2010	Avrupa Minerals Ltd.	Director
Since May 2008	Fox Resources Ltd.	CEO/Director

Norman W. Burmeister graduated from the Colorado School of Mines in Mining Geology in 1961 and has over 40 years of experience in the mining industry.  He holds a professional engineer license from the Association of Professional Engineers and Geoscientists of British Columbia.  He was Chief Geologist for Silver Standard Resources from 1965 to 1978.  In 1980 he founded Bull Run Corporation and served as its Chairman/CEO until 1992; during that period Bull Run successfully found, explored and developed a significant gold mine in Elko County, Nevada.  From July 2003 to July 2005, he was President/CEO of the Company; and from August 1997 its predecessor company, Paso Rico.  During the past five years, Mr. Burmeister has been a director and/or officer for public companies:  From June 2002 to July 2007, he was President/CEO/Director of Kilgore Minerals Ltd., merged into Bayswater Uranium Corp.; and since March 2006, President/CEO/Director of Saratoga Gold Company Ltd.

Gregory E. McKelvey has more than forty years of extensive, international experience in Latin America, Africa, and Europe in expanding responsibilities for significant mining companies such as Kennecott, Cominco, Homestake, and Phelps Dodge.  He also acts as an Adjunct Faculty member at the University of Arizona in their International Center for Mining Health, Safety and Environment and worked for the USGS in Latin America.  He has also consulted for Codelco, Phelps Dodge, Newmont Mining, Gerald Metals and Quadra Mining.  Mr. McKelvey has successfully directed and led innovative exploration efforts, resulting in the discovery and identification of several major ore deposits.  He participated in or led the teams that discovered Sossego (Cu/Au) in Brazil; Sheep Creek (Zn, Cu, Co) in Montana; Spar Lake–Cabinet Mts. (Cu, Ag) in Montana; Sechura, (P2O5) in Peru; extensions of the Punta de Cobre (Cu/Au) deposits in Chile; extensions of ore at Chino (Cu) in New Mexico; the Codelco IOCG discovery in Brazil, and the recent new porphyry copper center at Sierra Gorda in Chile.  From April 2001 to May 2005, he was Managing partner of Global Mine Discovery Partnership LLC and since April 2005, he has been a geologic consultant for Quadra Mining, Newmont Gold, Gerald Minerals and Phelps Dodge.  Since July 2007, he has been President/CEO/Director of Animas Resources Ltd.;

since January 2008, he has been a Director of Avrupa Minerals Ltd.; and since December 2009, he has been a Director of Redhawk Resources Inc.

Stephen P. Quin is a professional geologist registered with the Association of Professional Engineers and Geoscientists of BC, and a Fellow of the Geologic Association of Canada and Society of Economic Geologists.  Mr. Quin has more than 30 years of international experience in exploration, mine development and operations and corporate development.  In 2005, Mr. Quin led the acquisition and subsequent feasibility, financing and development of the Minto Mine in Yukon and, subsequently, the merger of Sherwood with Capstone Mining Corp. Prior to Sherwood, Mr. Quin was Executive Vice President of Miramar Mining Corporation and participated in or led the acquisition of the Con Mine in NWT and then the acquisition and exploration of the Hope Bay project in Nunavut.  In parallel, Mr. Quin led the acquisition and subsequent exploration of copper and gold properties for Miramar’s affiliate, Northern Orion Exploration, including the giant Agua Rica copper-gold-molybdenum deposit in Argentina.  In addition to his management roles, during the past number of years Mr. Quin has been a director and/or officer for a number of public companies as set out below:

Reporting Issuer	Position held	Date Appointed	Date Ceased
American Gold Capital Corp. (Combined with Chesapeake Gold Corp.)	Director	Mar. 10, 2006	Feb. 23, 2007
Bear Lake Gold Ltd.	Director	Sep. 25, 2008	N/A
Capstone Mining Corp.	Director	Nov. 28, 2008	N/A
	President	Nov. 28, 2008	N/A
	COO	Nov. 28, 2008	May 20, 2010
Chalice Gold Mines Ltd.	Director	May 3, 2010	N/A
Kimber Resources Inc.	Director	Dec. 12, 2006	N/A
Maximus Ventures Ltd. (Merged with NFX Gold Inc. and renamed Bear Lake Gold Ltd.)	Director	Feb. 23, 2006	Sep. 25, 2008
Mercator Minerals Ltd.	Director	Feb. 8, 2005	N/A
Miramar Mining Corp. (Acquired by Newmont Mining Corp.)	Director	May 29, 1987	Jun. 28, 2002
	Vice President	May 25, 1990	Jan. 11, 1994
	Executive Vice President	Jan. 11, 1994	Aug. 30, 2005
Northern Orion Exploration Ltd.	Director	Feb. 6, 1996	Apr. 5, 1999
	Executive Vice President	Feb. 6, 1996	Apr. 5, 1999
Polymet Mining Corp. (formerly Fleck Resources Ltd.)	Director	1992	Mar. 17, 2003
Sherwood Copper Corp. (Merged with Capstone Mining Corp.)	Director	Aug. 27, 2001	Nov. 28, 2008
	President & CEO	Sep. 01, 2005	Nov. 28, 2008
Troon Ventures Ltd.	Director	Apr. 30, 2008	N/A
Western Keltic Mines Inc. (Acquired by Sherwood Copper Corp.)	Director	Mar. 07, 2008	May 27, 2008

Donald E. Ranta is the President and CEO of Rare Element, and for ten years prior to joining the Company, he was associated with a variety of junior companies.  He also was formerly the Vice President of Exploration for Echo Bay Mines and the head of North American Exploration for Phelps Dodge Corporation. He holds geological engineering degrees from the University of Minnesota (BS), University of Nevada (MS), and the Colorado School of Mines (PhD).  He has extensive experience in generative exploration, project exploration and appraisal, and project evaluation.  His exploration teams were responsible for the discovery and/or acquisition of many gold and other types of deposits on four continents.  In addition, he is a former President of the Society for Mining, Metallurgy and Exploration, Inc. and a former Board member of American Institute of Mining, Metallurgical and Petroleum Engineers.  From June 2003 to September 2007. he was VP Exploration/Director of Gryphon Gold Corporation.  Since July 2007, he has been a Director of Animas Resources; since January 2008, he has been a Director of Avrupa Minerals Ltd.; and since September 2008, he has been a Director of Otis Gold Corp.

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  She is currently Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  Prior to joining Pacific Opportunity Capital Ltd., Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  From December 2002 to December 2004, she was CFO of Sutter Gold Mining Inc. and from December 2009 to September 2010, she was the director of Portal Resources Ltd.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies: AQM Copper Inc. (since March 2007); Mediterranean Resources Ltd. (since August 2005); Strategem Capital Corporation (since May 2005); Animas Resources Ltd. (since June 2007) (President/CEO from 2006-2007); Fox Resources Ltd. (since May 2008); and Avrupa Minerals Ltd. (since January 2008) (Director from 2008-2010).

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.  Their functions within the Company are detailed in ITEM #1.A.2.

Despite the Company’s Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.  The footnotes to Table #6 indicate the approximate time that Senior Management spends on the affairs of the Company.  Donald E. Ranta’s management agreement requires that he spends the majority of his time on the affairs of the Company; at the present time he fulfils that obligation.

The Board has adopted a written “Corporate Governance Policies” which include a “Code of Conduct”.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

During the last five years, no Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.  There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Director Compensation. The Company had no formal plan for compensating its Directors for their service in their capacity as Directors. There are no Director service contracts with the Company providing for benefits upon termination of employment.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of Rare Element, other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; during Fiscal 2010, 400,000 stock options were granted to Directors.   Other than indicated below, no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

The following table details compensation paid/accrued for Fiscal 2010 Ended June 30th for the Directors.

Table No. 7
Director Compensation
Name	Fees Earned (US$)	Option-based Awards(1) (US$)	All Other Compensation (US$)	Total (US$)
M. Norman Anderson	Nil	$49,462	Nil	$49,462
Norman W. Burmeister	Nil	$49,462	Nil	$49,462
Stephen P. Quin	Nil	$49,462	Nil	$49,462
Gregory E. McKelvey	Nil	$65,807	Nil	$65,807

(1) The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and expected life of the options.  The options granted to the directors are vested as follows:  20% vested four months after the date of grant; 20% vested eight months after the date of grant; 20% vested twelve months after the date of grant; 20% vested fifteen months after the date of grant; and the remaining 20% vested eighteen months after the date of grant.

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by Directors.

Table No. 8
Directors Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year
Name	Option-based awards Value vested during the year (1)(US$)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
M. Norman Anderson	$252,709	N/A	N/A
Norman W. Burmeister	$252,709	N/A	N/A
Stephen P. Quin	$252,709	N/A	N/A
Gregory E. McKelvey	$281,562	N/A	N/A

(1) The options granted to the Directors were vested as follows:  20%

    vested four months after the date of grant; 20% vested eight months after the date of grant; 20% vested twelve months after the date of grant; 20% vested fifteen months after the date of grant; and the remaining 20% vested eighteen months after the date of grant.  The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date is calculated by determining the difference between the market price of the underlying securities on the date of vest (if in-the-money) and the exercise price of the options under the option-based award multiply by the number of options vested on the vesting date.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7.B. for information regarding indirect payments) to all Senior Management during Fiscal 2010 Ended 6/30/2010 was $376,155.

The following table details compensation paid/accrued for Fiscal 2009 Ended June 30th for the Senior Management and Directors.

Table No. 9
Senior Management Compensation
Name and principal position	Year	Salary (US$)	Share- based awards (US$)	Option- based awards (US$)(3)	Non-equity incentive plan compensation (US$)		Pension value (US$)	All other compensation (US$)	Total compensation (US$)(4)
					Annual incentive plans	Long-term incentive plans
Donald E. Ranta, Chief Executive	2010	$185,936(1)	NA	$65,949	NA	NA	NA	NA	$251,885
Mark T. Brown, Chief Financial Officer	2010	NA	NA	$49,462	NA	NA	NA	$145,800(2)	$195,262
Winnie Wong, Corporate Secretary	2010	NA	NA	$24,731	NA	NA	NA	$62,422(5)	$87,153
(1) Effective October 14, 2009, Mr. Ranta received a monthly amount of US$12,000 as management fees.

(2) Mr. Brown’s private company, Pacific Opportunity Capital Ltd., charged a total of US$208,222 for the managerial, accounting and administrative services provided by Mr. Brown, Ms. Wong and other staff at Pacific Opportunity Capital Ltd. during Fiscal 2010, of which US$145,800 was allocated for Mr. Brown’s service and US$62,422 was allocated for Ms. Wong’ service – see footnote (5).

(3) The fair value of option-based awards which are vested during 2010 is determined by the Black-

    Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields,

    volatility factors of the expected market price of the Company’s common shares and expected life of the options.  The options granted to the Senior Management are vested as follows:  20%

    vested four months after the date of grant; 20% vested eight months after the date of grant;

    20% vested twelve months after the date of grant; 20% vested fifteen months after the date of grant; and the remaining 20% vested eighteen months after the date of grant.

(4) During the Senior Management’s employment, the Company reimburses Senior Management for all travel and other expenses actually, properly and necessarily incurred by the NEO in connection with the Senior Management’s duties in accordance with the policies set from time to time by the

    Company, in its sole discretion.  The Senior Management is required to furnish such receipts,

    vouchers or other evidence as are required by the Company to substantiate such expenses.  Such reimbursements are excluded from the “Total Compensation”.

(5) Winnie Wong is the VP of Pacific Opportunity Capital Ltd., Mark Brown’s private company.  Other than options granted to Ms. Wong which are disclosed in the table, Ms. Wong is not receiving any compensation directly, but was allocated US$62,422 for her services invoiced by Pacific Opportunity Capital Ltd.

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by Senior Management.

Table No. 10
Senior Management Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year
Name	Option-based awards Value vested during the year (1) (US$)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Donald E. Ranta, Chief Executive Officer	$336,945	N/A	N/A
Mark T. Brown, Chief Financial Officer	$252,709	N/A	N/A
Winnie Wong, Corporate Secretary	$126,354	N/A	N/A

(1) The options granted to the Named Executive Officers were vested as follows:  20% vested four months after the date of grant; 20% vested eight months after the date of grant; 20% vested twelve months after the date of grant; 20% vested fifteen months after the date of grant; and the remaining 20% vested eighteen months after the date of grant.  The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date is calculated by determining the difference between the market price of the underlying securities on the date of vest (if in-the-money) and the exercise price of the options under the option-based award multiply by the number of options vested on the vesting date.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2010 Ended 6/30/2010, the most recently completed fiscal year; there were 2,798,000 stock options outstanding.  During Fiscal 2010, 920,000 stock options were granted to Senior Management, Directors, and employees/consultants.  During Fiscal 2010, no SARs (stock appreciation rights) were granted.  During Fiscal 2010, 482,000 stock options were exercised; no stock options were cancelled and/or expired, and none were re-priced.

Table No. 11 Stock Option Grants Fiscal 2010 Ended 6/30/2010
Name	Number of Options Granted	Percent of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Market Value of Common Shares on Date of Grant
Senior Management and Directors
M. Norman Anderson	50,000	5%	CDN$2.71	5/28/2010	5/28/2015	CDN$2.71
Mark T. Brown	100,000	11%	CDN$2.71	5/28/2010	5/28/2015	CDN$2.71
Norman W. Burmeister	50,000	5%	CDN$2.71	5/28/2010	5/28/2015	CDN$2.71
Gregory E. McKelvey	50,000	5%	CDN$2.71	5/28/2010	5/28/2015	CDN$2.71
Stephen P. Quin	50,000	5%	CDN$2.71	5/28/2010	5/28/2015	CDN$2.71
Donald E. Ranta	100,000	11%	CDN$2.71	5/28/2010	5/28/2015	CDN$2.71
Winnie Wong	25,000	3%	CDN$2.71	5/28/2010	5/28/2015	CDN$2.71
Employees and Consultants	200,000	22%	CDN$2.09	7/20/2009	7/20/2014	CDN$2.47
Employees and Consultants	30,000	3%	CDN$4.49	10/2/2009	10/2/2014	CDN$4.49
Employees and Consultants	190,000	21%	CDN$3.28	4/19/2010	4/19/2015	CDN$3.28
Employees and Consultants	75,000	9%	CDN$2.71	5/28/2010	5/28/2015	CDN$2.71
TOTAL	920,000	100%

The following table gives certain information concerning stock option exercises during Fiscal 2010 Ended 6/30/2010 by Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 12
Aggregated Stock Options Exercises during Fiscal 2009 Ended 6/30/2009
Senior Management/Directors
Name	Number of Shares Acquired on Exercise	Aggregate Value Realized (1)	Number of Unexercised Options at 6/30/09 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at 6/30/09 (2) Exercisable/ Unexercisable
M. Norman Anderson	50,000	CDN$56,500	170,000/80,000	CDN$242,900/CDN$42,600
Mark T. Brown	50,000	CDN$181,000	220,000/130,000	CDN$315,400/CDN$42,600
Norman W. Burmeister	Nil	Nil	220,000/80,000	CDN$315,400/CDN$42,600
Gregory E. McKelvey	35,000	CDN$72,950	185,000/80,000	CDN$215,150/CDN$42,600
Stephen P. Quin	60,000	CDN$171,900	60,000/80,000	CDN$85,200/CDN$42,600
Donald E. Ranta	55,000	CDN$124,450	455,000/140,000	CDN$499,100/CDN$56,800
Winnie Wong	90,000	CDN$250,500	60,000/40,000	CDN$85,200/CDN$21,300
(1) Value using the closing price of common shares of the Company on the TSX Venture Exchange on the date of exercise, less the exercise price per share.

(2) The closing price for the Company’s common shares on the TSX Venture Exchange on June 30, 2010 was CDN$2.00.  No value has been given to unexercised options that were out-of-the-money on June 30, 2010.

Stock Options. Refer to ITEM #6.E., “Share Ownership”; and Table No. 7/8/9/10/11/12/13/14 for information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management in Fiscal 2011 to compensate such Senior Management in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation. No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Directors or Senior Management.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during the Fiscal 2010 Ended 6/30/2010 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements

Management, administrative and secretarial functions are provided by Pacific Opportunity Capital Ltd. (“POC”), a private company of which Mark T. Brown is the president and director.

The Company entered into a consulting agreement dated October 2, 2007 with Donald E. Ranta, the Company’s President/CEO, pursuant to which the Company pays Mr. Ranta a monthly amount of $8,500 per month.  In the event that the consulting agreement is terminated without cause by the Company, the Company is obligated to pay a termination fee in the amount of three times the monthly amount paid to Mr. Ranta.  On October 14, 2009, the Board approved increasing the monthly amount to $12,000 per month.

6.C. Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Senior Management are appointed to serve at the discretion of the Board of Directors, subject to the terms of the Management Agreements described above.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

Terms of Office. Refer to ITEM 6.A.

Directors’ Service Contracts.

The Company has no service contracts with its directors.

Board Independence

The Board of Directors has adopted standards for determining whether a director is independent from management under the requirements of applicable Canadian and U.S. Securities laws and stock exchange rules.  The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment.  The Board of Directors has affirmatively determined, based on its standards, that the M. Norman Anderson, Norman W. Burmeister, Gregory E. McKelvey, and Stephen P. Quin are independent under the requirements of applicable Canadian and U.S. Securities laws and stock exchange rules (including Section 803A of the NYSE Amex Company Guide).

Board meetings and committees; annual meeting attendance

During Fiscal 2010 ended 6/30/2010, the Board of Directors held five regularly scheduled meetings.  For various reasons, Board members may not be able to attend a Board meeting. All Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served. Directors are encouraged to attend annual meetings of our shareholders.  One of the six directors attended the December 2009 annual shareholders meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted at the 2004 Annual General Meeting.  The current members of the Audit Committee are: Gregory E. McKelvey (independent), Norman W. Burmeister (independent), and Stephen P. Quin (independent).  The Audit Committee met four times during Fiscal 2010 Ended 6/30/2010 and one time during Fiscal 2011-to-date.  The Company does not have an “audit committee financial expert” serving on its Audit Committee.  The Company’s Audit Committee consists of three directors, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

Nominating, Corporate Governance, and Compensation Committee.  The Nominating and Corporate Governance Committee functions pursuant to a written Charter that was adopted by the Board in October 2010.  The Nominating, Corporate Governance, and Compensation Committee has such powers as may be assigned to it by the Board from time to time.  It is currently charged with, among other things, assisting the Board in:

a.  developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to us, and reviewing and reassessing the adequacy of such guidelines annually and recommending to the Board any changes deemed appropriate;

b.  the integrity of the Company’s internal control and management information systems;

c.  periodically reviewing the charters of all Board committees and recommending to the committees and Board any changes deemed appropriate;

d.  developing policies on the size and composition of the Board;

e.  conducting annual evaluations of the performance of the Board, committees of the Board and individual directors;

f.  reviewing conflicts of interest and the independence status of directors;

g.  reviewing and making recommendations to the independent directors of the Board regarding the form and amount of director compensation;

h.  reviewing the structure of our senior staffing and management succession plans with the Chief Executive Officer;

i.  reviewing and approving consulting and employment agreements and recommending the same for approval to the Board of Directors

j.  developing criteria to assist the Board's assessment of the Chief Executive Officer's leadership of the Company; and

k.  generally advising the Board (as a whole) on corporate governance matters.

The members of the Nominating, Corporate Governance and Compensation Committee are Stephen P. Quin, M. Norman Anderson, Norman W. Burmeister, and Gregory E.

McKelvey.  The Nominating, Corporate Governance, and Compensation Committee did not have any meetings during Fiscal 2010 Ended 6/30/2010 and met one time during Fiscal 2011-to-date.

Code of Ethics

The Board has adopted written “Corporate Governance Policies” including a “Code of Conduct”.  The current limited size of the Company’s operations, and the small number of officers and consultants, allow the Board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained. Further, the Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2010 Ended 6/30/2010 and Fiscal 2011-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

NYSE Amex Corporate Governance

The Company’s common shares are listed on the NYSE Amex LLC. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex LLC to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

•

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company's quorum requirement is set forth in its articles. The Company's articles provide that any two persons who are, or represent by proxy, shareholders who, in the aggregate hold at least 5% (1/20) of the issued shares entitled to be voted at the meeting shall constitute a quorum.

•

Proxy Delivery Requirement: The NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

•

Shareholder Approval for Issuance of Shares: The NYSE Amex Company Guide requires shareholder approval as a prerequisite to approval of applications to list additional shares in certain circumstances. In future transactions, the Company may seek exemptions from the shareholder approval requirements of the NYSE Amex Company Guide.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by its home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.rareelementresources.com.

6.D. Employees

At 10/22/2010, the Company had four full-time employees/consultants and nine part-time employees/consultants, including the three Senior Management. Twelve of these employees/consultants are directly engaged in exploration activities.  As of 6/30/2010, the Company had four full-time and nine part-time employees/consultants, including the three Senior Management.  As of 6/30/2009, the Company had two full-time and six part-time employees/consultants, including the two Senior Management.  As of 6/30/2008, the Company had one full-time and two part-time employees/consultants, including the two Senior Management.  Donald E. Ranta, President/CEO of the Company is involved in both administration and exploration.  He is based in Golden, Colorado, USA.  None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership

The following table lists, as of 10/22/2010, the amount and percentage of the Company's common shares which the Directors and Senior Management own, directly or indirectly, or have the right to acquire through the exercise of options and warrants.

Table No. 13
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (8)
Common	M. Norman Anderson (1)	210,000	0.6%
Common	Mark T. Brown (2)	1,808,645	5.3%
Common	Norman W. Burmeister (3)	755,000	2.2%
Common	Gregory E. McKelvey (4)	203,600	0.6%
Common	Stephen P. Quin (5)	12,500	0.0%
Common	Donald E. Ranta (6)	555,000	1.6%
Common	Winnie Wong (7)	69,500	0.2%
	Directors and Senior Management Subtotal	3,614,245	10.5%
	TOTAL	3,614,245	10.5%
(1)	160,000	represent currently exercisable stock options.
	50,000	are common shares.
(2)	220,000	represent currently exercisable stock options.
	1,588,645	are common shares: 915,645 are held by POC and 45,000 are held by Spartacus Management Inc., private companies controlled by Mark Brown; 628,000 are held by Mr. Brown directly.
(3)	260,000	represent currently exercisable stock options.
	495,000	are common shares.
(4)	200,000	represent currently exercisable stock options.
	3,600	are common shares.
(5)	12,500	are common shares.
(6)	370,000	represent currently exercisable stock options.
	185,000	are common shares.
(7)	60,000	represent currently exercisable stock options.
	9,500	are common shares.
(8)		Based on 34,300,465 common shares outstanding as of 10/22/2010 and stock options and warrants held by each beneficial holder exercisable within sixty days.

Stock Options

The terms of incentive stock options that may be granted by the Company are granted in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  Pursuant to the TSX Venture Exchange’s Policy 4.4, the Board of Directors of the Company adopted a Stock Option Plan (the “Plan”) effective December 11, 2002.  The Plan was approved by the shareholders of the Company at the Company’s annual and special general meeting held on 12/11/2002 and amended on 11/23/2006’s AGM, 12/3/2007’s AGM, 12/5/2008’s AGM and 12/7/2009’s AGM.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as an incentive to dedicate their efforts to advance the success of the Company.  The granting of options is intended to align the interests of such persons with that of the shareholders.

Options will be exercisable over periods up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company’s shares prevailing on the day that the option is granted, less a discount of up to 25%, the amount of discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Plan, the Board of Directors may, from time to time, authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  The maximum number of common shares that may be reserved for issuance is equal to that number of shares which is 20% of the issued and outstanding common shares of the Company.  The number of shares that may be reserved for issuance to any one individual may not exceed 5% of the issued shares in any 12-month period or 2% if the optionee is engaged in investor relations’ activities or is a consultant.  The Plan contains a minimum vesting schedule allowing options to become exercisable in equal installments over an 18-month period; however, the Board of Directors may impose stricter vesting requirements to a particular stock option in its discretion.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, the number of common shares in respect of the expired or terminated option shall again be available for the purposes of the Plan.  All options granted under the Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option.

If the option holder ceases to be a Director of the Company or ceases to be employed by the Company (other then by reason of death), or ceases to be a consultant of the Company as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a Director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Plan.

Options are non-assignable and non-transferable.

The Plan contains provisions for adjustment in the number of common shares or other property issuable on exercise of incentive stock options in the event of a share consolidation, split, reclassification or other relevant change in the common shares, or an amalgamation, merger or other relevant change in the Company's corporate structure, or any other relevant change in the Company's capitalization.

The names and titles of the Directors and Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table, as of 10/22/2010.

Table No. l4
Stock Options Outstanding
Name	Number of Options Granted	Exercise Price per Share (CDN$)	Grant Date	Expiration Date
Officers/Directors
M. Norman Anderson	150,000	0.58	1/27/2009	1/27/2014
M. Norman Anderson	50,000	2.71	5/28/2010	5/28/2015
Mark T. Brown	50,000	0.55	1/10/2007	1/10/2012
Mark T. Brown	150,000	0.58	1/27/2009	1/27/2014
Mark T. Brown	100,000	2.71	5/28/2010	5/28/2015
Norman W. Burmeister	50,000	0.55	4/28/2006	4/28/2011
Norman W. Burmeister	50,000	0.55	1/10/2007	1/10/2012
Norman W. Burmeister	150,000	0.58	1/27/2009	1/27/2014
Norman W. Burmeister	50,000	2.71	5/28/2010	5/28/2015
Gregory E. McKelvey	65,000	1.15	2/19/2008	2/19/2013
Gregory E. McKelvey	125,000	0.58	1/27/2009	1/27/2014
Gregory E. McKelvey	50,000	2.71	5/28/2010	5/28/2015
Stephen P. Quin	40,000	2.71	5/28/2010	5/28/2015
Donald E. Ranta	350,000	1.00	10/01/2007	10/01/2012
Donald E. Ranta	100,000	2.71	5/28/2010	5/28/2015
Winnie Wong	55,000	0.58	1/27/2009	1/27/2014
Winnie Wong	25,000	2.71	5/28/2010	5/28/2015
Total Officers/Directors	1,610,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

Holdings By Major Shareholders.

Mark T. Brown, a director of the Company, owns directly and indirectly, 1,588,645 shares as of 10/22/2010.

Significant Changes in Major Shareholders’ Holdings.

None.

Different Voting Rights.

Mr. Brown does not hold any voting rights which differ from those held by other shareholders of the Company in the U.S.

Share Ownership.

On 10/22/2010, the Company’s shareholders’ list showed 34,300,465 common shares outstanding with 32 registered shareholders.  Of these registered shareholders, 14 are resident in Canada holding 32,360,781 common shares (94.3%), 14 are resident in the USA holding 1,119,684 common shares (3.3%), and 4 are located elsewhere holding 820,000 common shares (2.4%).

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 2,850 “holders of record” in Canada, holding approximately 96% of the outstanding shares of the Company, and over 7,350 beneficial owners that own 100% of its common shares.

Control of the Company. The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents, and other foreign residents.  The Company is not controlled by any foreign government or other person(s).

Change of Control of Company Arrangements

--- Nothing to Disclose ---

7.B. Related Party Transactions

The Company entered into the following related party transactions since July 1, 2007:

a. $Nil (2009 - $Nil; 2008 - $55,861) was charged for management fees by a private company controlled by William Bird, the former president.

b. $185,936 (2009 - $103,456; 2008 - $69,017) was charged for management fees by Donald E. Ranta, an officer and director, and bonus paid to Mr. Ranta. As at June 30, 2010, $Nil (2009 - $Nil) was owed to Mr. Ranta.

c. $208,222 (2009 - $114,286; 2008 - $101,938) was charged by a private company controlled by Mark T. Brown, a director and officer of the Company, for accounting, management fees and rent.  As at June 30, 2010, $12,023 (2009 - $9,769) was owed to this private company.

Related party transactions are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

Other than as disclosed above, there have been no transactions since 7/1/2007, or proposed transactions, which are material to the Company or other related party or that are unusual in their nature or conditions to which the Company is a party in which any Director, Senior Management, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective close family members, associates or affiliates has had or will have any direct or material indirect interest.  Management believes that all of these transactions were on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties.

7.C. Interests of Experts and Counsel

--- Not Applicable ---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company's consolidated financial statements are stated in US Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of DeVisser Gray LLP, Chartered Accountants are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2010 Ended 6/30/2010

  Fiscal 2009 Ended 6/30/2009

  Fiscal 2008 Ended 6/30/2008

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Toronto, Ontario, Canada, on 11/15/1999, under the former name Spartacus Capital Ltd. with the symbol “SCI”.  The current stock symbol for the Company on the TSX Venture Exchange is “RES”.  The CUSIP Number is 75381M102 and the ISIN number is CA75381M1023.

The following table lists the volume of trading and high, low and closing sales prices for the Company's common shares for: the last seven months, the last nine calendar quarters; and the last five fiscal years on the TSX Venture Exchange.

Table No. 15
TSX Venture Exchange
Common Shares Trading Activity
Canadian Dollars (CDN$)
Period Ended	Volume	High	Low	Closing
Monthly
Thru 10/28/2010	10,581,655	$13.88	$7.08	$11.49
9/30/2010	7,001,300	$9.90	$4.53	$8.80
8/31/2010	3,148,700	$5.06	$2.78	$4.60
7/31/2010	1,814,600	$3.19	$1.96	$2.79
6/30/2010	1,488,800	$2.80	$1.94	$2.00
5/31/2010	2,835,600	$3.40	$2.13	$2.66
4/30/2010	2,926,000	$3.80	$3.07	$3.19
Quarterly
9/30/2010	11,964,600	$9.90	$1.96	$8.80
6/30/2010	7,250,400	$3.80	$1.94	$2.00
3/31/2010	6,205,000	$4.33	$3.01	$3.53
12/31/2009	10,851,400	$4.69	$2.84	$4.06
9/30/2009	15,128,300	$4.41	$1.51	$4.16
6/30/2009	9,988,100	$1.95	$0.55	$1.78
3/31/2009	2,060,500	$1.10	$0.41	$0.61
12/31/2008	1,632,000	$0.55	$0.27	$0.58
9/30/2008	1,683,800	$0.79	$0.52	$0.60
Yearly
Fiscal 2010 Ended 6/30/2009	39,435,100	$4.69	$1.51	$2.00
Fiscal 2009 Ended 6/30/2009	15,364,400	$1.95	$0.27	$1.78
Fiscal 2008 Ended 6/30/2008	9,547,400	$1.75	$0.75	$0.77
Fiscal 2007 Ended 6/30/2007	15,457,700	$1.50	$0.43	$1.15
Fiscal 2006 Ended 6/30/2006	13,532,900	$0.87	$0.16	$0.59

The Company’s common shares began trading on the NYSE Amex LLC on 8/18/2010, with the trading symbol of “REE”.

Table No. 16
NYSE Amex LLC
Common Shares Trading Activity
United States Dollars (US$)
Period Ended	Volume	High	Low	Closing
Monthly
Thru 10/28/2010	106,650,903	$14.00	$7.02	$11.30
9/30/2010	34,082,600	$9.58	$4.35	$8.64
8/31/2010	4,020,700	$4.80	$2.79	$4.35

The Company’s common shares began trading on the Frankfurt Stock Exchange on 3/14/2006, with the trading symbol of “R8V.F”.  Total volume through 9/30/2010 was 11,474,500.  Prices ranged from euro$0.13 to euro$6.83; the closing price on 9/30/2010 was euro$5.78.

The Company’s common shares began trading on the XETRA Exchange on 4/19/2006, with the trading symbol of “R8V.DE”.  Total volume through 9/30/2010 was 42,900.  Prices ranged from euro$0.27 to euro$6.05 the closing price on 9/30/2010 was euro$5.00.

The Company’s common shares began trading on the Berlin Stock Exchange on 3/25/2008, with the trading symbol of “R8V.BE”.  Total volume through 9/30/2010 was 3,900.  Prices ranged from euro$0.14 to euro$6.49; the closing price on 9/30/2010 was euro$5.96.

9.C. Stock Exchanges Identified

The common shares traded on the NYSE Amex in the United States.  The common shares trade on the TSX Venture Exchange in Canada.  The common shares also trade in Europe on the Berlin, Frankfurt, and XETRA Stock Exchanges.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

--- Not Applicable ---

10.B. Memorandum and Articles of Association

Refer to the discussion in the Company’s Form 20-FR Registration Statement filed on November 17, 2009 and related amendments filed on December 22, 2009 and January 14, 2010 for more information about the Company’s articles.

10.C. Material Contracts

Material Contracts during the last two years include:

1. Agreement between Newmont whereby Newmont terminated its right to acquire a 65% interest in the Bear Lodge Property, dated 5/14/2010.

2. Joint Venture Agreement with Medallion Resources Ltd., whereby Medallion was granted the right to acquire a 65% interest in the Eden Lake Property, dated 2/17/2010.

3. Agreement with Altius Resources Inc. whereby the Company acquired the Nuiklavik Property, dated 1/6/2010.

4. Agreement with VMS Ventures Inc. to acquire Eden Lake REE Project, dated 10/30/2009.

5. Letter of Intent with Medallion Resources Ltd. regarding the optioning in and joint venture on the Eden Lake Property, dated 11/13/2009.

6. Amendment to Medallion JV Agreement, dated 9/15/2010.

7. Royalty Re-Purchase Agreement between the Company and Freeport-McMoRan Corporation (“Freeport”), dated 3/31/2009.  Under the agreement, the Company purchased the royalty interest (the "Royalty") on certain claims, plus an area of interest, on the Bear Lodge Property, for a one-time payment of $50,000.

8. Consulting Agreement between the Company and Donald E. Ranta, dated 9/1/2007; as amended by Director’s Resolution dated 10/14/2009.

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of Rare Element’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians: There are no limitations under the laws of Canada or in the organizing documents of Rare Element on the right of foreigners to hold or vote securities of Rare Element, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of Rare Element by a “non-Canadian”.  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of Rare Element.  “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•

an individual who is a citizen or resident of the U.S.;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•

an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the

U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners).  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will effect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares.  In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).  “Gross income” generally means all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition  of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the stock of such Subsidiary PFIC.

The Company believes that it was classified as a PFIC during the tax year ended June 30, 2010, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares.  However, a U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A timely QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.  Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership, and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares.  (See “ Sale or Other Taxable Disposition of Common Shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  In addition, the Company does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2010), if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

10.F.  Dividends and Paying Agents

       --- Not Applicable ---

10.G. Statement by Experts

       --- Not Applicable ---

10.H. Document on Display

The Company’s documents can be viewed at its Canadian office, located at:  325 Howe Street, #410, Vancouver, British Columbia, Canada  V6C 1Z7.  Upon the January 2010 effectiveness of the Company’s Registration Statement on Form 20-F, the Company became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and must file annual and current reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C.  20549.  Further, we also files reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.  Finally, corporate information can be found on the Company’s website at www.rareelementresources.com.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

a. Market risk.  Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

b. Interest rate risk.  The Company’s cash and cash equivalents consist of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of June 30, 2010.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

c. Foreign currency risk.  The Company is exposed to foreign currency risk as monetary financial instruments are denominated in Canadian Dollars.  The Company has not entered into any foreign currency contracts to mitigate this risk.

d. Other price risk.  Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

Net loss and other comprehensive loss for the year ended June 30, 2010 could have varied if the Canadian Dollar to US Dollar foreign exchange rate varied by reasonably possible amounts from their actual balance sheet date values.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities --- Not Applicable ---

12.B. Warrants and Rights --- Not Applicable ---

12.C. Other Securities --- Not Applicable ---

12.D. American Depository Shares -- No Disclosure Necessary ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including the Chief Executive Officer and the Chief Financial Officer, by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-

15(e)) under the Securities and Exchange Act of 1934, as amended) as of June 30, 2010.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of June 30, 2010 were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f)) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.  No material weaknesses were identified.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of June 30, 2010.

Limitations on the Effectiveness of Controls

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our Disclosure Controls or our Internal Controls will prevent all errors and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of the Registered Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of three directors (all independent under the requirements of applicable Canadian and U.S. Securities laws and stock exchange rules (including Rule 10A-3 under the Exchange Act and Section 803 of the NYSE Amex Company Guide)).  All three members qualify as “financially sophisticated” as required by Section 803B(2)(a)(iii) of the NYSE Amex Company Guide since all audit committee members have been or are Chief Executive Officers with financial oversight responsibilities.

ITEM 16B.  CODE OF ETHICS

The Board has adopted “Corporate Governance and Policies” including a “Code of Conduct” which is applicable to all directors, officers and employees, and which operate as a “code of ethics” as defined in Item 16B of Form 20-F.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2010 and Fiscal 2011-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.  No waivers have been granted from any provision of the Corporate Governance Policies to any officer of the Company. A copy of the “Corporate Governance and Policies” including the “Code of Conduct” are available for viewing on the Company’s website at: www.rareelementresources.com.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules promulgated by the Securities and Exchange Commission, the Company introduced a procedure for the review and pre-approval of any services performed by DeVisser Gray LLP, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of DeVisser Gray LLP for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

The audit committee may delegate to one or more designated members of the audit committee the authority to grant pre-approvals required by this procedure.  The decisions of any audit committee member to whom authority is delegated to pre-approve a service shall be presented to the full audit committee at its next scheduled meeting.

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2010 Ended 6/30/2010	Fiscal 2009 Ended 6/30/2009
Audit Fees	CDN$20,000	CDN$19,500
Audit-Related Fees	$nil	$nil
Tax Fees	$nil	$nil
All Other Fees	CDN$14,900(1)	$nil
TOTAL	CDN$34,900	CDN$19,500

(1)  CDN$14,900 was paid to the auditor for reviewing documents related to the short-form prospectus financing in April 2010.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- No Disclosure Necessary ---

PART III

ITEM 17. FINANCIAL STATEMENTS

Rare Element's consolidated financial statements are stated in US Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of Rare Element, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto.  The audit report of DeVisser Gray LLP, Chartered Accountant, is included herein immediately preceding the audited consolidated financial statements.

Audited Financial Statements

  Auditor's Report, dated 10/22/2010

  Consolidated Balance Sheets at 6/30/2010 and 6/30/2009

  Consolidated Statements of Operations and Deficit

    for the periods ended 6/30/2010, 6/30/2009, and 6/30/2008

  Consolidated Statements of Shareholders Equity

    for the periods ended 6/30/2010, 6/30/2009, and 6/30/2008

  Consolidated Statements of Cash Flows

    for the periods ended 6/30/2010, 6/30/2009, and 6/30/2008

  Cumulative Schedule of Mineral Property Costs

    for the periods ended 6/30/2010 and 6/30/2009

  Notes to Consolidated Financial Statements

ITEM 18. FINANCIAL STATEMENTS

Rare Element has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

1. Notice of Articles and Articles of Incorporation

   a. Certificate of Incorporation (1)

   b. Certificates of Name Change (1)

   c. Articles of Incorporation and By-Laws (1)

(1) Incorporated by reference to the Company’s Form 20FR as filed with the Securities Exchange Commission on November 16, 2009.

3. Voting Trust Agreements – No Disclosure Necessary

4. Material Contracts:

a. Consulting Agreement between Rare Element and Donald E. Ranta, dated 9/1/2007. (1)

b. Royalty Re-Purchase Agreement between the Company and Freeport-McMoRan Corporation (“Freeport”), dated 3/31/2009. (1)

c.  Agreement with VMS Ventures Inc. to acquire Eden Lake REE Project, dated 10/31/2009 (1)

d. Letter of Intent with Medallion Resources Ltd. regarding optioning in and joint venture on the Eden Lake Property, dated 11/13/2009. (1)

e. Joint Venture Agreement with Newmont North America Exploration Limited regarding Bear Lodge Property, dated 6/14/2006. (1)

f. Agreement with Altius Resources Inc. whereby the Company acquired the Nuiklavik Property, dated 1/6/2010 (2)

g. Joint Venture Agreement with Medallion Resources Ltd., whereby Medallion could acquire a 65% interest in the Eden Lake Property, dated 2/17/2010 (2)

h. Agreement between Newmont whereby Newmont terminated its right to acquire a 65% interest in the Bear Lodge Property, dated 514/2010 (2)

i. Amendment to Medallion JV Agreement, dated 9/15/2010 (2)

j. Consulting Agreement between Rare Element and Donald Ranta, dated 9/1/2007; as amended by Director’s Resolution dated 10/14/2009. (3)

(1) Incorporated by reference to the Company’s Form 20FR as filed with the Securities Exchange Commission on 11/16/2009, as amended.

(2) Incorporated by reference to the Company’s Form 6-K, as filed with the Securities Exchange Commission on 10/27/2010.

(3) Incorporated by reference to the Company’s Form 6-K, as filed with the Securities Exchange Commission on 10/29/2010.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries: Refer to ITEM #4 of this Form 20-F
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Notice Required by Rule 104 of Regulation BTR: No Disclosure Necessary
11. Code of Ethics as required by ITEM No. 16B: Refer to Discussion in ITEM #16B and “Corporate Governance and Policies” available at the Company’s website, www.rareelementresources.com.
12.1: Certifications required by Rule 13a-14(a) or Rule 15d-14(a) 12.2: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13.1.  Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

       Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2.  Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

       Section 1350 of Chapter 63 of Title 18 of the United States Code

14. Legal Opinion required by Instruction 3 of ITEM 7B: --- No Disclosure Necessary ---

15.  Additional Exhibits:

     Incorporated by reference to Form 20-F Registration Statement, as amended and Form 6-K’s

15.1 Consent of DeVisser Gray LLP, Chartered Accountants

15.2 Consent of Author, Alan Noble, Ore Reserves Engineering

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2010

410-325 Howe Street, Vancouver, BC V6C 1Z7 (T) 604-687-3520 (F) 604-688-3392

www.rareelementresources.com

AUDITORS' REPORT

To the Shareholders of Rare Element Resources Ltd.

We have audited the consolidated balance sheets of Rare Element Resources Ltd. as at June 30, 2010 and 2009 and the consolidated statements of operations and comprehensive loss and cash flows for each of the years in the three year period ended June 30, 2010. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2010, in conformity with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 22, 2010

RARE ELEMENT RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30

(Expressed in US Dollars)

	2010	2009

ASSETS
CURRENT
Cash and cash equivalents	$ 11,460,476	$ 2,334,145
Accounts receivable	17,054	50,195
Prepaid expenses	71,419	27,978
	11,548,949	2,412,318

Equipment (Note 4)	40,057	1,872
Mineral properties and deferred exploration costs (Note 3)	6,115,095	1,609,496
Reclamation bonding (Note 5)	110,533	10,533

	$ 17,814,634	$ 4,034,219

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 410,005	$ 56,692
Due to related parties (Note 7)	12,023	9,769
	422,028	66,461

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	19,003,005	7,841,832
WARRANTS (Note 6)	3,983,064	627,442
CONTRIBUTED SURPLUS (Note 6)	1,477,734	876,046
DEFICIT	(7,071,197)	(5,377,562)
	17,392,606	3,967,758

	$ 17,814,634	$ 4,034,219
NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 9)
SUBSEQUENT EVENTS (Note 15)

APPROVED BY THE BOARD OF DIRECTORS:

“Donald E. Ranta”	“Mark T. Brown”
Donald E. Ranta	Mark T. Brown

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30

(Expressed in US Dollars)

	2010	2009	2008

EXPENSES

Audit and legal	$ 107,884	$ 26,983	$ 22,684
Accounting and administrative fees (Note 7)	181,691	106,943	94,507
Amortization	6,900	2,395	2,117
Bank charges	5,256	2,420	1,584
Consulting	38,297	-	-
Corporate development	119,694	78,328	69,446
Foreign exchange loss (gain)	56,495	292,358	(88,985)
Investor relations and shareholders’ communication	262,231	119,129	116,280
Management fees (Note 7)	185,936	103,456	124,878
Office and miscellaneous	101,556	31,129	40,562
Rent (Note 7)	8,528	7,343	7,431
Stock-based compensation	524,497	428,350	423,891
Transfer and listing fees	72,263	17,541	30,628
Travel	62,570	55,304	38,629
	(1,733,798)	(1,271,679)	(883,652)
OTHER ITEMS
Interest income	40,163	32,575	29,786
Write off of investment	-	(15,083)	-
	40,163	17,492	29,786

NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$ (1,693,635)	$ (1,254,187)	$ (853,866)

LOSS PER SHARE – BASIC AND DILUTED	$ (0.06)	$ (0.05)	$ (0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	29,429,998	24,072,331	22,972,529

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

 (Expressed in US Dollars)

Issued and outstanding:	Number of Shares	Share Capital	Warrants	Contributed Surplus	Deficit	Total Shareholders’ Equity
BALANCE AS AT JUNE 30, 2008	23,866,736	$ 6,574,447	$ 337,114	$ 542,188	$ (4,123,375)	$ 3,330,374
Issued for cash: Private placement (Note 6b(i))	2,000,000	1,042,722	290,328	-	-	1,333,050
Exercise of options (Note 6b(ii))	398,000	235,442	-	(94,492)	-	140,950
Share issue costs (Note 6b(i))	-	(10,779)	-	-	-	(10,779)
Stock-based compensation (Note 6f)	-	-	-	428,350	-	428,350
Net loss for the year	-	-	-	-	(1,254,187)	(1,254,187)
BALANCE AS AT JUNE 30, 2009	26,264,736	7,841,832	627,442	876,046	(5,377,562)	3,967,758
Issued for cash: Private placements (Note 6b(iii))	2,200,000	2,996,863	1,948,985	-	-	4,945,848
Short form prospectus (Note 6b(iii))	2,531,501	6,870,511	1,453,097	-	-	8,323,608
Exercise of warrants (Note 6b(v))	144,500	188,070	(46,460)	-	-	141,610
Exercise of options (Note 6b(vi))	482,000	523,991	-	(233,797)	-	290,194
Shares issued on property acquisition’s (Note 6b(iv))	520,000	1,732,438	-	-	-	1,732,438
Share issue costs (Note 6b(iii))	-	(1,150,700)	-	310,988	-	(839,712)
Stock-based compensation (Note 6f)	-	-	-	524,497	-	524,497
Net loss and comprehensive loss for the year	-	-	-	-	(1,693,635)	(1,693,635)
BALANCE AS AT JUNE 30, 2010	32,142,737	$ 19,003,005	$ 3,983,064	$ 1,477,734	$ (7,071,197)	$ 17,392,606

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30

(Expressed in US Dollars)

	2010	2009	2008
CASH PROVIDED BY (USED IN) OPERATIONS
Net loss for the year	$ (1,693,635)	$ (1,254,187)	$ (853,866)
Items not involving cash:
Amortization	6,900	2,395	2,117
Stock-based compensation	524,497	428,350	423,891
Interest income accrued	(1,568)	(13,628)	-
Write off of investment	-	15,083	-
	(1,163,806)	(821,987)	(427,858)
Changes in non-cash working-capital items:
Accounts receivable	34,709	36,626	(2,298)
Prepaid expenses	(43,441)	(1,095)	22,768
Accounts payable and accrued liabilities	89,718	(28,037)	32,138
Due to related parties	2,254	(5,488)	7,000
	(1,080,566)	(819,981)	(368,250)

INVESTING ACTIVITIES
Deferred exploration costs	(2,557,636)	(581,012)	(256,618)
Purchase of equipment	(45,085)	-	(5,711)
Reclamation bonding	(100,000)	-	-
Option payments received	48,070	-	-
	(2,654,651)	(581,012)	(262,329)

FINANCING ACTIVITIES
Cash received for common shares	13,701,260	1,474,000	1,831,259
Share issue costs	(839,712)	(10,779)	(15,516)
Cash received for sale of mineral property	-	-	1,416
	12,861,548	1,463,221	1,817,159

INCREASE IN CASH AND CASH EQUIVALENTS	9,126,331	62,228	1,186,580

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	2,334,145	2,271,917	1,085,337

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$ 11,460,476	$ 2,334,145	$ 2,271,917

Cash and cash equivalents consist of:
Cash	11,460,476	1,814,845	786,917
GIC Investments	-	519,300	1,485,000
	$ 11,460,476	$ 2,334,145	$ 2,271,917

Supplemental Disclosure with Respect to Cash Flows (Note 10)

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

CUMULATIVE SCHEDULE OF MINERAL PROPERTY COSTS

(Expressed in US Dollars)

	Balance	Expenditures	Balance	Expenditures	Balance
	2008		2009		2010
Bear Lodge Property
Exploration expenditures:
Assays	$ 13,374	$ 16,573	$ 29,947	$ 251,038	$ 280,985
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	-	-	52,166	52,166
Drilling	459,960	274,712	734,672	1,190,955	1,925,627
Engineering consulting	-	-	-	131,207	131,207
Environmental costs	-	-	-	12,503	12,503
Geochemistry	-	-	-	74,072	74,072
Geological consulting	227,482	211,277	438,759	570,752	1,009,511
Geophysical	300	-	300	-	300
Field supplies	-	-	-	923	923
Land & claims	-	-	-	17,111	17,111
Metallurgical testing	93,530	61,500	155,030	306,378	461,408
Overhead expenses	10,839	2,685	13,524	34,531	48,055
Permitting	-	-	-	11,103	11,103
Property holding costs	17,721	23,000	40,721	-	40,721
Resource estimation	-	-	-	47,478	47,478
Staking	17,949	-	17,949	-	17,949
Survey	34,338	-	34,338	6,187	40,525
Travel expenses	24,018	400	24,418	18,114	42,532
Wages	99,734	-	99,734	-	99,734
Total expenditures on Bear Lodge property	1,019,349	590,147	1,609,496	2,724,518	4,334,014
Sundance Gold Property
Property acquisition costs	-	-	-	27,000	27,000
Exploration expenditures:
Drilling	-	-	-	4,148	4,148
Engineering consulting	-	-	-	2,050	2,050
Geochemistry	-	-	-	800	800
Geological consulting	-	-	-	53,253	53,253
Field supplies	-	-	-	1,438	1,438
Land & claims	-	-	-	3,080	3,080
Overhead expenses	-	-	-	2,290	2,290
Permitting	-	-	-	2,654	2,654
Total expenditures on Sundance Gold property	-	-	-	96,713	96,713
Eden Lake Property
Property acquisition costs	-	-	-	1,007,251	1,007,251
Option proceeds	-	-	-	(48,070)	(48,070)
Total expenditures on Eden Lake property	-	-	-	959,181	959,181
Nuiklavik Property
Property acquisition costs	-	-	-	725,187	725,187
Total expenditures on Nuiklavik property	-	-	-	725,187	725,187
TOTAL EXPENDITURES	$ 1,019,349	$ 590,147	$ 1,609,496	$ 4,505,599	$ 6,115,095

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

1.

NATURE OF OPERATIONS

Rare Element Resources Ltd. (“Rare Element” or “the Company”) was incorporated under the laws of the Province of British Columbia on June 3, 1999.

The Company is in the process of exploring and evaluating its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral property interests. To date, the Company has no revenue and has an accumulated operating deficit of $7,071,197.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are inclusive of the accounts of the Company and Paso Rico Resources Ltd. (“Paso Rico”), together with those of Paso Rico’s wholly-owned subsidiaries, Minera Santa Regina, S.A. de C.V., Compania Minera Real de las Lomas, S.A. de C.V. and Paso Rico (USA), Inc. Subsequently, the two Mexican subsidiaries were wound up.

Use of estimates

The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Mineral properties and deferred exploration costs

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are allowed to lapse or are abandoned.

Cost includes the cash consideration and the fair market value of shares issued for the acquisition of mineral properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are made. Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of a property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Foreign currency translation

The Company’s reporting currency is the US Dollar. The Company’s Canadian operations are considered to be integrated with foreign currency transactions translated into US Dollars as follows:

•

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;

•

other assets and liabilities at the applicable historical exchange rates;

•

revenues and expenses at the average rates of exchange for the period, and;

•

gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

Cash and cash equivalents

Provided that the instruments are readily convertible at the balance sheet date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts which exceed federally insured limits. At June 30, 2010, the Company had its cash and cash equivalents with one financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents and holds no asset backed commercial paper.

Amortization

The Company provides for amortization on its computer equipment at 55% and geological equipment at 30% declining balance (one-half of the rate is taken in the year of acquisition and disposition).

Income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method, where future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized.  Such an allowance applies fully to all potential income tax assets of the Company.

Loss per share

The loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is not presented as the effect on the basic loss per share would be anti-dilutive.

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is initially credited to contributed surplus and subsequently transferred to share capital if and when the related options are exercised. Cash received on the exercise of stock options is also credited to share capital.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.

The associated asset retirement costs are capitalized as part of the carrying amount of long lived assets. The liability is accreted over the estimated time period until settlement of the obligation and asset is depreciated over the estimated remaining useful life of the asset. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related capitalized asset retirement cost.

Financial instruments and comprehensive income

The Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the year ended June 30, 2010.

Comparative figures

Certain of the prior period’s figures have been reclassified to conform with the current period’s financial statement presentation.

Reclamation Bonds

The Company maintains cash deposits, as required by regulatory bodies as assurance for the funding of reclamation costs.  These funds are restricted to that purpose and are not available to the Company until the reclamation obligations have been fulfilled.  Reclamation deposits are designated as available for sale, are recorded at fair value and are classified as non-current assets.

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the trading price of the Company’s shares on the TSX Venture Exchange on the date of the issuance of shares.

Changes in accounting policies

a)

Goodwill and Intangible Assets

CICA section 3064 replaces the former CICA 3062 – Goodwill and other intangible assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 3064 is effective for interim and annual financial statements for years beginning on or after January 1, 2009. The Company adopted this section effective April 1, 2009.  There was no material change to the results of operations or financial position of the Company.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

b)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The accounting treatments provided in EIC-173 have been applied in the preparation of these financial statements and have been applied retrospectively without restatement of prior periods. The adoption of this standard did not have a material impact on the valuation of financial assets or liabilities.

c)

Mining Exploration Costs

In March 2009 the CICA issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatment provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of exploration assets.

d)

Financial Instruments- Recognition and Measurement

In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement. This Section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. Also, this Section has been amended to:

•

change the categories into which a debt instrument is required or permitted to be classified;

•

change the impairment model for held-to-maturity financial assets to the incurred credit loss model of impaired loans, Section 3025; and

•

require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

New accounting pronouncements

CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a)

Business combinations, consolidated financial statements and non-controlling interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

b)

Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

In 2010, the Company’s management assessed the impact of adoption to IFRS and concluded that the Company chose to early adopt IFRS and will commence reporting under these standards for the period beginning July 1, 2010, with a July 1, 2009 date of transition (the “Transition Date”).  Comparative periods for fiscal 2010 will also be restated under IFRS.  The Company’s application to early adopt IFRS was approved by the applicable Canadian Securities Administrators.

The Company’s comprehensive IFRS conversion plan addresses changes in accounting policies, restatement of comparative periods, organization, internal controls and any required changes to business processes.  The management of the Company has reviewed its accounting system, its internal controls and its disclosure control processes and believes they will not need significant modification as a result of the conversion to IFRS.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” sets forth guidance for the initial adoption of IFRS.  Under IFRS 1, the standards are applied retroactively at the Transition Date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied.  The Company will be applying the following exemptions to its opening balance sheet dated July 1, 2009:

(a)

Business combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after July 1, 2009.  There is no adjustment required to the July 1, 2009’s statement of financial position on the Transition Date.

(b)

IFRS 2 – Share-based payment transactions

IFRS 2 Share-based Payment has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before July 1, 2009.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

International Financial Reporting Standards (“IFRS”), Continued

(c)

IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)

IAS 23 – Borrowing Costs

IAS 23 Borrowing costs has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after July 1, 2009.

(e)

IAS 16 - Property, plant and equipment

IAS 16 Property, plant and equipment allows for property, plant and equipment to continue carried at cost less depreciation, same as under GAAP.

IFRS employs a conceptual framework that is similar to Canadian GAAP.  The adoption of IFRS will not have any material impact on the financial information previously disclosed under Canadian GAAP.  The Company identified the following adjustments as a result of the adoption of IFRS:

(a)

“Contributed surplus” versus various reserves in equity

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its “contributed surplus” account and concluded that as at the Transition Date, the entire amount of $876,046 relates to “Equity settled employee benefit reserve”.  As a result, the Company believes that a reclassification would be necessary in the equity section between “Contributed surplus” and the “Equity settled employee benefit reserve” account.

For comparatives, as at September 30, 2009, the entire $871,524 “contributed surplus” account was reclassified into “Equity settled employee benefit reserve”.  Furthermore, as at June 30, 2010, $1,477,734 “contributed surplus” account was broken down into $1,166,746 “Equity settled employee benefit reserve” and $310,988 “Reserves for agents’ options”.

(b)

Share-based payment transactions

IFRS 2, similar to Under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options.  However, under IFRS 2, the recognition of such expense must be done with a “graded vesting” methodology as opposed to the straight-line vesting method allowed under Canadian GAAP.  In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under Canadian GAAP, forfeitures of awards are recognized as they occur.

Under IFRS graded vesting methodology, during the three months ended September 30, 2009, the Company would have recorded $313,566 as share-based payment versus $112,670 stock-based compensation under Canadian GAAP.  As a result, $200,896 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

International Financial Reporting Standards (“IFRS”), Continued

During the year ended June 30, 2010, the Company would have recorded $1,076,452 as share-based payment versus $524,497 stock-based compensation under Canadian GAAP.  As a result, $551,955 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(c)

Cumulative Translation differences

IFRS requires that the functional currency of each entity of the Company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations.  IFRS 1 provides an exemption and allows for such adjustments to be made as of the transition date, resulting in no change to the June 30, 2009 financial statements on the transition date.

For the three months ended September 30, 2009, the foreign exchange resulting from the consolidation amounted to a gain of $118,819, resulting in increasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

For the year ended June 30, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $27,546, resulting in decreasing the current year’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

In order to allow the users of the financial statements to better understand other changes between IFRS and GAAP that do not have any quantitative effect or adjustments to the Company’s financial statements, the following qualitative explanation of the differences between GAAP and IFRS is provided:

(a)

Income tax

Income tax expense is calculated in the same manner in accordance with GAAP and IFRS.  Future income tax asset / liability is also calculated in the same manner in accordance with GAAP and IFRS.

(b)

Property, plant and equipment

GAAP and IFRS allow the use of original cost less depreciation as the cost base.  IFRS requires separate depreciation rate for components that depreciate differently.

(c)

Exploration for and Evaluation of Mineral Resources

GAAP and IFRS allow the capitalization of costs associated with the exploration for and evaluation of mineral resources.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

3.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves.  A summary of current property interests is as follows:

Bear Lodge Property

The Company, through its wholly-owned subsidiary, Paso Rico (USA), Inc., holds a 100% interest in a group of unpatented mineral claims and one leased state section, together known as the Bear Lodge Property. The property is situated in the Bear Lodge Mountains of Crook County, in northeast Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold (“Freeport”) by way of a “Mineral Lease and Option for Deed”.  Certain claims and a portion of a defined area of influence surrounding the claims were subject to a production royalty of 2% of Net Smelter Returns ("NSR") royalty payable to Freeport. On June 30, 2009, the Company re-purchased the NSR for $50,000.

On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company’s Bear Lodge, Wyoming property (“Venture”). Under the agreement, Newmont had the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration.

On May 12, 2010, Newmont terminated its option and the Company maintains its 100% interest in the mineral potential of the entire property. In addition, 327 contiguous claims wholly-owned by Newmont outside the venture known as the Sundance Gold property were transferred to the Company. In consideration for transferring its claims, Newmont was granted a right-of-first-refusal on all claims sold or disposed, excluding those containing rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the claims transferred to the Company by Newmont. This agreement honors an arrangement between Newmont and Bronco Creek Exploration Company (“Bronco Creek”) on Newmont’s formerly wholly owned claims; Bronco Creek will continue to receive minor payments and retain a 0.05% NSR royalty, with a cap, on these claims.

The total property comprises 489 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 16 square miles.  Upon Newmont's withdrawal from the Venture, it transferred 327 of the claims to the Company in May 2010. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.

Eden Lake Property

On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project located in the province of Manitoba, Canada for a payment of 300,000 common shares (Note 6b(iv)). The underlying owner, Strider Resources Limited, retains a 3% NSR with the Company having the right to buy 50% of the NSR at anytime for $1.5 million CDN.

Finders’ fees of 20,000 common shares were issued to two parties for this acquisition. The common shares issued on the acquisition are subject to trading restrictions over an 18-month period.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

3.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS, Continued

Eden Lake Property, Continued

On February 23, 2010, the Company granted Medallion Resources Ltd. (“Medallion”) an option to acquire a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total of $1,450,000 CDN in cash ($50,000 CDN received), issue an aggregate of 1,800,000 shares (subsequent to June 30, 2010, 200,000 shares were received), and complete $2,250,000 CDN in property exploration work commitment expenditures over a five-year period. Medallion may buy 50% of the 3% NSR at anytime for $1.5 million CDN.  On October 7, 2010, the Company and Medallion agreed to postpone $50,000 CDN cash payment to no later than the first anniversary of the agreement.  In addition, six new concessions staked by Medallion were also added to the Eden Lake property.

Medallion will be the operator of the exploration program during the option period.

Nuiklavik property

On January 6, 2010, the Company acquired from Altius Minerals Corp. (“Altius”) a 100% interest in 584 mineral claims located in central Labrador, Canada for a payment of 200,000 shares (Note 6b(iv)).

Altius will retain a total gross overriding royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN.

4.

EQUIPMENT

	2010	2009

Computer equipment	$ 4,962	$ 4,962
Geological equipment	45,085	-
Accumulated amortization	(9,990)	(3,090)
Net book value	$ 40,057	$ 1,872

5.

RECLAMATION BONDING

On July 23, 2004, $10,000 was transferred to the Wyoming Department of Environmental Quality for the bond required to reclaim the ground disturbed during its exploration programs at the Bear Lodge Property. The Company must complete certain reclamation work for these funds to be released, but may leave the bond in place for future exploration programs, even if such work is completed.

In August 2009, an additional $100,000 bond was set up for the benefit of the Company in respect to future reclamation work at the Bear Lodge Property. Interest receivable of $1,568 was accrued on this bond to June 30, 2010.

See Note 15(b).

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

6.

SHARE CAPITAL AND CONTRIBUTED SURPLUS

a.

Authorized – unlimited number of common shares without par value.

b.

Issued

i)

On May 27, 2009, the Company completed a non-brokered private placement for $1,500,000 CDN. The offering consisted of 2,000,000 units at $0.75 CDN per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $1.00 CDN until November 27, 2010. The amount of $290,328 was assigned to the warrants based upon a relative weighting of the fair values of the common share and warrant components of each unit, derived using the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of 1.5 year, annualized volatility of 108%, and a dividend rate of 0%.  A total of $10,779 was included in share issue costs.

ii)

Iyyn fiscal 2009, a total of 398,000 options at prices ranging from $0.25 CDN to $0.58 CDN were exercised for proceeds of $140,950. A fair value of $94,492 was recognized on these exercised options.

iii)

On July 24, 2009, the Company completed a non-brokered private placement for $1,800,000 CDN. The offering consisted of 1,200,000 units at $1.50 CDN per unit. Each unit consists of one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $2.10 CDN until January 24, 2011. The amount of $401,088 was assigned to the warrants based upon a relative weighting of the fair values of the common share and warrant components of each unit, derived using the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.33%, an expected life of 1.5 year, annualized volatility of 132%, and a dividend rate of 0%. A total of $17,605 was included in share issue costs.

On September 21, 2009, the Company completed a non-brokered private placement for $3,000,000 CDN. The offering consisted of 1,000,000 units at $3.00 CDN per unit. Each unit consists of one common share and one non-transferable share-purchase warrant. Each warrant is exercisable into a common share of the Company at $4.25 CDN until March 21, 2011. The amount of $1,052,009 was assigned to the warrants based upon a relative weighting of the fair values of the common share and warrant components of each unit, derived using the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.28%, an expected life of 1.5 year, annualized volatility of 137%, and a dividend rate of 0%. A total of $27,513 was included in share issue costs.

On April 13, 2010, the Company closed the short-form prospectus offering of $8,860,253 CDN. The financing consisted of 2,531,501 units at a price of $3.50 CDN per unit. Each unit consists of one common share and one-half of one transferable share-purchase warrant. Each warrant is exercisable into one common share until April 13, 2012, at a price of $4.75 CDN. The amount of $1,948,985 was assigned to the warrants based upon a relative weighting of the fair values of the common share and warrant components of each unit, derived using the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.90%, an expected life of 2 years, annualized volatility of 125%, and a dividend rate of 0%.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

6.   SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

b.

Issued, Continued

The Company paid $531,615 CDN cash commission and issued 151,890 agents' options exercisable into one agent’s unit at a price of $3.50 CDN per until April 13, 2012. Each agent’s unit consists of one common share and one-half of one transferable share-purchase warrant with the same terms as private placement warrants. The fair value of $310,988 was assigned to the agents’ options based upon the Black-Scholes option pricing model. A total of $794,594 was included in share issue costs.

iv)

On November 11, 2009, the Company issued 300,000 shares at a fair value of $944,298 on acquisition of Eden Lake property and 20,000 shares as finders’ fees at a fair value of $62,953 on that acquisition. On January 12, 2010, the Company issued 200,000 shares at a fair value of $725,187 on acquisition of Nuiklavik property (Note 3).

v)

In fiscal 2010, a total of 144,500 warrants at a price ranging from $1.00 CDN to $2.10 CDN were exercised for proceeds of $141,610. A fair value of $46,460 was recognized on these exercised warrants.

vi)

In fiscal 2010, a total of 482,000 options at prices ranging from $0.55 CDN to $1.15 CDN were exercised for proceeds of $290,194. A fair value of $233,797 was recognized on these exercised options.

c.

Warrants

The following table summarizes the Company’s warrant activity:

	Number of Shares	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	537,500	1.35
Granted	1,000,000	1.00
Expired	(537,500)	1.35
Outstanding, June 30, 2009	1,000,000	1.00
Granted	2,865,751	4.02
Exercised	(144,500)	1.03
Outstanding, June 30, 2010	3,721,251	3.32

At June 30, 2010, the following warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
November 27, 2010*	860,000	1.00	0.41
January 24, 2011*	595,500	2.10	0.57
March 21, 2011*	1,000,000	4.25	0.72
April 13, 2012 *	1,265,751	4.75	1.79
	3,721,251		0.99

* Subsequently, these warrants were partially exercised (Note 15a).

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

6.   SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

d.

Stock Options

The Company established a 20% fixed stock option plan whereby the board of directors may from time to time grant options up to 5,779,347 common shares to individual eligible directors, officers, employees or consultants.  The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the last trading day preceding the grant date, less allowable discounts in accordance with the policies of the Exchange. The Board retains the discretion to impose vesting periods on any options granted.  All options granted to date vest as follows:  20% vest 4 months after date of grant, 20% vest 8 months after the date of grant, 20% vest 12 months after the date of grant, 20% vest 15 months after the date of grant, and the remaining 20% vest 18 months after the date of grant.

The following table summarizes the Company’s stock option activity:

	Number of Options	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	2,546,000	0.62
Granted	1,400,000	0.58
Exercised	(398,000)	0.40
Expired	(750,000)	0.35
Outstanding, June 30, 2009	2,798,000	0.71
Granted	920,000	2.75
Exercised	(482,000)	0.64
Outstanding, June 30, 2010	3,236,000	1.30

At June 30, 2010, the following options were outstanding:

Expiry Date	Number of Options	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
April 28, 2011	100,000	0.55	0.83
January 10, 2012*	200,000	0.55	1.53
September 1, 2012	350,000	1.00	2.18
October 12, 2012	350,000	1.00	2.29
October 15, 2012	25,000	1.00	2.30
February 19, 2013	65,000	1.15	2.64
January 27, 2014*	1,226,000	0.58	3.58
July 20, 2014	200,000	2.09	4.07
October 2, 2014	30,000	4.49	4.26
April 19, 2015	190,000	3.28	4.81
May 28, 2015	500,000	2.71	4.91
	3,236,000		3.36

* Subsequent to June 30, 2010, these options were partially exercised (Note 15a).

The weighted average grant-date fair value of options granted during 2010 was $2.22 (2009 - $0.41, 2008 - $0.68).

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

6.   SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

e.

Agents’ Options

The following table summarizes the Company’s agents’ options activity:

	Number of Shares	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008 and 2009	-	-
Issued (Note 6b(iii))*	151,890	3.50
Outstanding, June 30, 2010	151,890	3.50

* Subsequently, these agents’ options were all exercised (Note 15a).

f.

Stock-based compensation

The fair value of stock options and warrants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2010	2009	2008
Risk-free interest rate	1.28 – 2.52%	1.27 – 2.03%	3.03 – 4.29%
Annualized volatility	116-137%	92 - 108%	86 - 89%
Expected dividend yield	Nil	Nil	Nil
Expected option life in years	1.5 – 5 years	1.5 - 5 years	5 years

During fiscal 2010, the Company recognized $524,497 (2009 - $428,350; 2008 - $423,891) of stock-based compensation expense for options granted to directors, officers, and consultants.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect fair value estimates and, therefore, it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock-option grants.

7.

RELATED PARTY TRANSACTIONS

During the year ended June 30, 2010:

a)

$Nil (2009 - $Nil; 2008 - $55,861) was charged for management fees by a private company controlled by the former president.

b)

$185,936 (2009 - $103,456; 2008 - $69,017) was charged for management fees by an officer and director and bonus paid to an officer of the Company. As at June 30, 2010, $Nil (2009 - $Nil) was owed to the officer.

c)

$208,222 (2009 - $114,286; 2008 - $101,938) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent.  As at June 30, 2010, $12,023 (2009 - $9,769) was owed to this private company.

Related party transactions were in the normal course of operations and are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

8.

INCOME TAX

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	2010	2009
Loss for the year	$ (1,693,635)	$ (1,254,187)

Expected income tax recovery	(508,281)	(390,403)
Effect of foreign tax rate differences	95	(2,222)
Non-deductible expenses	54,877	200,277
Unrecognized benefit of non capital losses	453,309	192,348

Total income tax recovery	$ -	$ -

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2010	2009
Future income tax assets (liabilities):
Non-capital loss carry forwards	1,032,800	$ 680,270
Equipment	2,832	1,151
Cumulative Eligible Capital	872	907
Share Issue Costs	170,951	4,421
Resources expense – USA	(80,895)	(64,444)
Resource expenses – Canada	-	1,627

Future income tax assets	1,126,560	623,932
Valuation allowance	(1,126,560)	(623,932)

Net future income tax assets	$ -	$ -

The following is a schedule of the Company’s aggregate non-capital losses available to reduce taxable income in Canada in future years, expiring between 2010 and 2030 as follows:

Year of Expiration	Non-Capital Loss
CDN$

2010	50,628
2014	251,425
2015	206,028
2026	461,482
2027	558,660
2028	521,005
2029	561,706
2030	1,362,090
$ 3,973,024

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

8.

INCOME TAXES, Continued

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

The following is a schedule of the Company’s aggregate non-capital losses available to reduce taxable income in the United States in future years, expiring between 2014 and 2024 as follows:

Year of Expiration	Non-Capital Loss
2014	84
2015	64,995
2016	87,060
2017	34,832
2018	22,351
2019	14,952
2020	15,091
2021	37,806
2022	23,795
2023	84,593
2024	116,746
2025	434,088
$ 936,393

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

9.

COMMITMENTS AND CONTINGENCIES

Potential environmental contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.  The ultimate amount of reclamation and other future site-restoration costs to be incurred for existing mining interests is uncertain.

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2010	2009	2008
Non-cash information
Shares issued on property acquisition	$ 1,732,438	$ -	$ -
Accrual of obligation for mineral properties	299,730	9,135	-
Fair value of securities exercised	280,257	94,492	122,432
Fair value of warrants and agents’ options issued	3,713,070	290,328	337,114

Other items
Interest received	$ 40,163	$ 32,575	$ 29,786

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

11.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	United States	Total
As at June 30, 2010
Assets	$ 11,548,949	$ 6,265,685	$ 17,814,634
As at June 30, 2009
Assets	$ 2,414,190	$ 1,620,029	$ 4,034,219

	Canada	United States	Total
For the year ended June 30, 2010
Losses (gains) for the year	$ 1,694,270	$ (635)	$ 1,693,635
Capital expenditures	$ -	$ 2,618,516	$ 2,618,516

For the year ended June 30, 2009
Losses for the year	$ 1,239,377	$ 14,810	$ 1,254,187
Capital expenditures	$ -	$ 581,012	$ 581,012

For the year ended June 30, 2008
Losses for the year	$ 853,062	$ 804	$ 853,866
Capital expenditures	$ 5,711	$ 256,618	$ 262,329

12.

FINANCIAL INSTRUMENTS AND RELATED RISKS

In accordance with Canadian generally accepted accounting principles, financial instruments are classified into one of the five following categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities. Cash and cash equivalents are designated as held-for-trading and their carrying value approximates fair value as they are cash or they are readily convertible to cash in the normal course. Accounts receivable are classified as loans and receivables. Their carrying value approximates fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Accounts payable and accrued liabilities and due from related parties are classified as other financial liabilities.

Amended CICA section 3862 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1- quoted prices in active markets for identical assets or liabilities;

Level 2- inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3- inputs for the asset or liability that are not based upon observable market data.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

12. FINANCIAL INSTRUMENTS AND RELATED RISKS, Continued

At June 30, 2010, the following table sets forth the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized in the balance sheet. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Level 1
Cash and cash equivalents	$ 11,460,476
Reclamation bonding	$ 110,553

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At June 30, 2010, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as Level 2 and 3 in the fair value hierarchy above.

The Company’s operations consist of the acquisition and exploration of mineral resource properties in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)

Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii)

Cash and cash equivalents

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of six months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)

Derivative financial instruments

As at June 30, 2010, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

12. FINANCIAL INSTRUMENTS AND RELATED RISKS, Continued

c)

Interest rate risk

The Company’s interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate is very low as the Company has limited short term investments.

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $17,000.

d)

Currency risk

The Company’s property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company’s estimated one-year exploration expenditures by $45,000.

The Company does not invest in derivatives to mitigate these risks.

13.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (Note 6). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through fiscal 2010 and 2011.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”), and that impact consolidated financial statement line items, are described below.

Mineral property costs

Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, the costs of acquiring properties and mineral rights are generally capitalized, although these costs would be subject to impairment testing. The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and are expensed as incurred, regardless of whether the Company has established reserves on other properties.

	2010	2009	2008
a) Assets
Mineral property costs under Canadian GAAP	$ 6,115,095	$ 1,609,496	$ 1,019,349
Less deferred costs expensed under U.S. GAAP	(4,403,727)	(1,609,496)	(1,019,349)
Mineral property costs under U.S. GAAP	$ 1,711,368	$ -	$ -

b) Deficit
Closing deficit under Canadian GAAP	$ (7,071,197)	$ (5,377,562)	$ (4,123,375)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(4,403,727)	(1,609,496)	(1,019,349)
Closing deficit under U.S. GAAP	$ (11,474,924)	$ (6,987,058)	$ (5,142,724)

c) Net Loss
Net loss under Canadian GAAP	$ (1,693,635)	$ (1,254,187)	$ (853,866)
Mineral property costs expensed under U.S.GAAP	(2,794,231)	(590,147)	(256,618)
Net loss under U.S. GAAP	$ (4,487,866)	$ (1,844,334)	$ (1,110,484)

d) Basic and Diluted Loss Per Share - U.S. GAAP	$ (0.15)	$ (0.08)	$ (0.05)

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

e) Cash flows – Operating activities
Cash used in operating activities – Canadian GAAP	$ (1,080,566)	$ (810,846)	$ (368,250)
Loss under Canadian GAAP	1,693,635	1,254,187	853,866
Loss under U.S. GAAP	(4,487,866)	(1,844,334)	(1,110,484)
Non-cash exploration costs expensed under U.S.GAAP	263,595	-	-
Cash used in operating activities – U.S. GAAP	$ (3,611,202)	$ (1,400,993)	$ (624,868)

f) Cash flows - Investing Activities
Cash used in investing activities - Canadian GAAP	$ (2,654,651)	$ (581,012)	$ (262,329)
Mineral property costs expensed under U.S. GAAP	2,530,636	581,012	256,618
Cash used in investing activities - U.S. GAAP	$ (124,015)	$ -	$ (5,711)

15.

SUBSEQUENT EVENTS

a.

Subsequently, 586,000 stock options were exercised for total proceeds of $439,690 CDN, 1,343,893 warrants were exercised for total proceeds of $2,760,667 CDN and 151,890 agents’ options and 75,945 warrants associated with the agents’ options were exercised for total proceeds of $892,354 CDN.

b.

In August 2010, the Company increased its reclamation bonding to $420,000 by depositing with Wyoming regulatory authorities an additional $310,000 in the name of Paso Rico (USA).

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rare Element Resources Ltd.; SEC File Number 000-53834

Registrant

Dated: November 1, 2010 By /s/ Donald E. Ranta Donald E. Ranta, President/CEO/Director

Dated: November 1, 2010 By /s/ Winnie Wong
Winnie Wong, Corporate Secretary