Form 20-F/A
period 2010-06-30
RARE ELEMENT RESOURCES LTD
filed 2011-09-09
CIK 1419806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F /A

Amendment No. 1

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

Index to Exhibits on Page 95

EXPLANATORY NOTE

This Amendment No. 1 to our annual report on Form 20-F for the year ended June 30, 2010, filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2010, is being filed for the purpose of amending Note 14 to the audited annual financial statements “Differences Between Canadian and United States Generally Accepted Accounting Principles”.  Table No. 1, page 7, is amended to reflect the revised USGAAP numbers.  The table on Page 59, in ITEM 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS, LIQUIDITY AND CAPITAL RESOURCES, US GAAP Reconciliation” is also amended.  The section “US GAAP Reconciliation” on Page 59 is also amended to reflect the adjustments pertaining to the warrants.  We are also including in this Amendment No. 1 currently dated certifications by our Chief Financial Officer and our Chief Executive Officer, as applicable, and an updated Auditor Consent. Other than the foregoing items, no part of the original Form 20-F filing is being amended. Accordingly, this Amendment No. 1 does not reflect events occurring after the filing of our original Form 20-F filing and does not modify or update the disclosure therein in any way other than as discussed above. As a result, this Amendment continues to speak as of November 1, 2010, except for the certifications and consent referenced above, which speak as of the filing date of this Amendment No. 1.

For the convenience of the reader, the document has been re-filed in its entirety.

RARE ELEMENT RESOURCES LTD.

FORM 20-F ANNUAL REPORT

FISCAL 2010 ENDED JUNE 30, 2010

TABLE OF CONTENTS

INTRODUCTION

4

PART I

6

ITEM 1. IDENTIFICATION OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISORS

6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

6

ITEM 3. KEY INFORMATION

6

ITEM 4. INFORMATION ON THE COMPANY

15

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

50

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

63

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

78

ITEM 8. FINANCIAL INFORMATION

79

ITEM 9. THE OFFER AND LISTING

80

ITEM 10. ADDITIONAL INFORMATION

81

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

91

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

91

PART II

91

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

91

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

91

ITEM 15. CONTROLS AND PROCEDURES

91

ITEM 16. RESERVED

93

PART III

94

ITEM 17. FINANCIAL STATEMENTS

94

ITEM 18. FINANCIAL STATEMENTS

94

ITEM 19. EXHIBITS

95

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

Table No. 1

Selected Financial Data

	Audited	Audited	Audited	Audited	Audited
	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006
	Ended	Ended	Ended	Ended	Ended
	6/30/2010	6/30/2009	6/30/2008	6/30/2007	6/30/2006
Canadian GAAP
Sales Revenue	$0	$0	$0	$0	$0
Operating Income (Loss)	($1,693,635)	($1,254,187)	($853,866)	($751,496)	($458,407)
Net Income (Loss)	($1,693,635)	($1,254,187)	($853,866)	($751,496)	($458,407)
Basic/Diluted (Loss) Per Share	($0.06)	($0.05)	($0.04)	($0.04)	($0.03)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	29,429,998	24,072,331	22,972,529	20,412,956	16,341,819
Period-End Shares O/S	32,142,737	26,264,736	23,866,736	21,704,389	18,273,425
Working Capital	$11,126,921	$2,345,857	$2,281,675	$1,154,703	$443,003
Mineral Properties	$6,115,095	$1,609,496	$1,019,349	$764,147	$608,856
LT Financial Liabilities	$0	$0	$0	$0	$0
Shareholder’s Equity	$17,392,606	$3,967,758	$3,330,374	$1,944,606	$1,061,859
Total Assets	$17,814,634	$4,034,219	$3,394,225	$1,969,319	$1,094,740
US GAAP (Restated)
Net Loss and Comprehensive Loss	($2,791,969)	($1,844,334)	($1,110,484)
Basic and Diluted Loss Per Share	($0.09)	($0.08)	($0.05)
Mineral Properties	$1,711,368	$0	$0
Shareholders’ Equity	$11,006,948	$2,358,262	$2,311,025
Total Assets	$13,410,907	$2,424,723	$2,374,876
(1) Under US GAAP, Net Loss through 6/30/2010 totaled ($10,112,768).

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

REE exploration drilling by Molycorp, Duval, and some of the Hecla drilling was widely spaced across the property, but the 2004-2008 drilling by the Company and a portion of the drilling by Hecla Mining Company was focused in the Bull Hill area.  A number of holes were drilled from common sites at varying inclination, owing to space and permitting restrictions. The Bull Hill REE resource drill-

hole spacing between fences of drill holes ranges from approximately 230-feet to 1,000-feet (70-meters to 320-meters) and averages about 490 feet (150 meters).  Drill-hole spacing within the fences on sections ranges from 100-feet to 200-feet (30-meters to 60-meters).

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

Share purchase warrants

For Canadian GAAP purposes, all of the Company’s outstanding share purchase warrants are classified and accounted for as equity on the Company’s financial statements.  U.S. GAAP, in accordance with EITF 07-5, currently requires share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency be classified and accounted for as a financial liability and, accordingly, to be measured for financial reporting purposes at their current fair value.  All fluctuations in fair value are recorded in current operations.   As a result of applying this interpretation, the Company has restated its pro-forma June 30, 2010 U.S. GAAP net earnings to reflect the mark-to-market impact related to fair valuation of these warrants as at June 30, 2010.  The net effect of the restatement is to reduce net loss in fiscal 2010 by an amount of $1,695,897 arising from the recognition of a mark-to-market gain on the share purchase warrants.  This non-cash restatement has no effect on the Company’s operations, cash flow, or liquidity, and has been applied a prospective basis with no effect on comparative years.

In accordance with the implementation guidance, the Company’s pro-forma deficit under U.S. GAAP has been increased by $333,741 at July 1, 2009, representative of the fair value of the Company’s liability associated with common share purchase warrants outstanding at that date.

	2010	2009	2008
a) Assets
Mineral property costs under Canadian GAAP	$ 6,115,095	$ 1,609,496	$ 1,019,349
Less deferred costs expensed under U.S. GAAP	(4,403,727)	(1,609,496)	(1,019,349)
Mineral property costs under U.S. GAAP	$ 1,711,368	$ -	$ -

b) Liabilities
Liabilities under Canadian GAAP	$ 422,028	$ 66,461	$ 63,851
Warrant adjustment under U.S. GAAP	1,981,931	-	-
Liabilities under U.S. GAAP – Restated	$ 2,403,959	$ 66,461	$ 63,851

c) Warrants
Warrants under Canadian GAAP	$ 3,983,064	$ 627,442	$ 337,114
Warrant adjustment under U.S. GAAP	(3,355,622)	-	-
Warrants under U.S. GAAP – Restated	$ 627,442	$ 627,442	$ 337,114
d) Share Capital
Share capital under Canadian GAAP	$ 19,003,005	$ 7,841,832	$ 6,574,447
Adjustment under U.S. GAAP for warrants exercised in fiscal year	11,535	-	-
Share capital under U.S. GAAP – Restated	$ 19,014,540	$ 7,841,832	$ 6,574,447
e) Deficit
Closing deficit under Canadian GAAP	$ (7,071,197)	$(5,377,562)	$(4,123,375)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(4,403,727)	(1,609,496)	(1,019,349)
Closing deficit under U.S. GAAP	(11,474,924)	(6,987,058)	(5,142,724)
Transitional adjustment for Issue 07-5	(333,741)	-	-
Warrant adjustment under U.S. GAAP – fiscal 2010 income	1,695,897	-	-
Closing deficit under U.S. GAAP – Restated	$(10,112,768)	$(6,987,058)	$(5,142,724)

f) Shareholders’ Equity
Shareholders’ equity under Canadian GAAP	$ 17,392,606	$ 3,967,758	$ 3,330,374
Adjustment to deficit for mineral property costs expensed under U.S.GAAP	(4,403,727)	(1,609,496)	(1,019,349)
Shareholders’ Equity under U.S. GAAP	12,988,879	2,358,262	2,311,025
Adjustment to deficit for warrant under U.S. GAAP	(1,981,931)	-	-
Shareholders’ equity under U.S. GAAP – Restated	$ 11,006,948	$ 2,358,262	$ 2,311,025

g) Net Loss and Comprehensive Loss
Net loss under Canadian GAAP	$ (1,693,635)	$(1,254,187)	$ (853,866)
Warrant adjustment under U.S. GAAP – fiscal 2010 income	1,695,897	-	-
Mineral property costs expensed under U.S.GAAP	(2,794,231)	(590,147)	(256,618)
Net loss under U.S. GAAP	$ (2,791,969)	$(1,844,334)	$(1,110,484)

h) Basic and Diluted Loss Per Share - U.S. GAAP	$ (0.09)	$ (0.08)	$ (0.05)

i) Cash flows – Operating activities
Cash used in operating activities – Canadian GAAP	$ (1,080,566)	$ (810,846)	$ (368,250)
Loss under Canadian GAAP	1,693,635	1,254,187	853,866
Warrant adjustment under U.S. GAAP – fiscal 2010 income	(1,695,897)	-	-
Loss under U.S. GAAP	(2,791,969)	(1,844,334)	(1,110,484)
Non-cash exploration costs expensed under U.S.GAAP	263,595	-	-
Cash used in operating activities – U.S. GAAP	$ (3,611,202)	$(1,400,993)	$ (624,868)

j) Cash flows - Investing Activities
Cash used in investing activities - Canadian GAAP	$ (2,654,651)	$ (581,012)	$ (262,329)
Mineral property costs expensed under U.S. GAAP	2,530,636	581,012	256,618
Cash used in investing activities - U.S. GAAP	$ (124,015)	$ -	$ (5,711)

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of June 30, 2010.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of June 30, 2010 were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

15.1A Consent of DeVisser Gray LLP, Chartered Accountants, dated 01/13/2010

15.1B Consent of DeVisser Gray LLP, Chartered Accountants, dated 09/08/2011

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

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 22, 2010, except as to Note 14 which is at September 8, 2011

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

ii)

In fiscal 2009, a total of 398,000 options at prices ranging from $0.25 CDN to $0.58 CDN were exercised for proceeds of $140,950. A fair value of $94,492 was recognized on these exercised options.

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

* Subsequent to June 30, 2010, these options were partially exercised (Note 15a).

The weighted average grant-date fair value of options granted during 2010 was $2.22 (2009 - $0.41, 2008 - $0.68)

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

Share purchase warrants

For Canadian GAAP purposes, all of the Company’s outstanding share purchase warrants are classified and accounted for as equity on the Company’s financial statements.  U.S. GAAP, in accordance with EITF 07-5, currently requires share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency be classified and accounted for as a financial liability and, accordingly, to be measured for financial reporting purposes at their current fair value.  All fluctuations in fair value are recorded in current operations.   As a result of applying this interpretation, the Company has restated its pro-forma June 30, 2010 U.S. GAAP net earnings to reflect the mark-to-market impact related to fair valuation of these warrants as at June 30, 2010.  The net effect of the restatement is to reduce net loss in fiscal 2010 by an amount of $1,695,897 arising from the recognition of a mark-to-market gain on the share purchase warrants.  This non-cash restatement has no effect on the Company’s operations, cash flow, or liquidity, and has been applied a prospective basis with no effect on comparative years.

In accordance with the implementation guidance, the Company’s pro-forma deficit under U.S. GAAP has been increased by $333,741 at July 1, 2009, representative of the fair value of the Company’s liability associated with common share purchase warrants outstanding at that date.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

	2010	2009	2008
a) Assets
Mineral property costs under Canadian GAAP	$ 6,115,095	$ 1,609,496	$ 1,019,349
Less deferred costs expensed under U.S. GAAP	(4,403,727)	(1,609,496)	(1,019,349)
Mineral property costs under U.S. GAAP	$ 1,711,368	$ -	$ -

b) Liabilities
Liabilities under Canadian GAAP	$ 422,028	$ 66,461	$ 63,851
Warrant adjustment under U.S. GAAP	1,981,931	-	-
Liabilities under U.S. GAAP – Restated	$ 2,403,959	$ 66,461	$ 63,851

c) Warrants
Warrants under Canadian GAAP	$ 3,983,064	$ 627,442	$ 337,114
Warrant adjustment under U.S. GAAP	(3,355,622)	-	-
Warrants under U.S. GAAP – Restated	$ 627,442	$ 627,442	$ 337,114
d) Share Capital
Share capital under Canadian GAAP	$ 19,003,005	$ 7,841,832	$ 6,574,447
Adjustment under U.S. GAAP for warrants exercised in fiscal year	11,535	-	-
Share capital under U.S. GAAP – Restated	$ 19,014,540	$ 7,841,832	$ 6,574,447
e) Deficit
Closing deficit under Canadian GAAP	$ (7,071,197)	$ (5,377,562)	$ (4,123,375)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(4,403,727)	(1,609,496)	(1,019,349)
Closing deficit under U.S. GAAP	(11,474,924)	(6,987,058)	(5,142,724)
Transitional adjustment for Issue 07-5	(333,741)	-	-
Warrant adjustment under U.S. GAAP – fiscal 2010 income	1,695,897	-	-
Closing deficit under U.S. GAAP – Restated	$ (10,112,768)	$ (6,987,058)	$ (5,142,724)

f) Shareholders’ Equity
Shareholders’ equity under Canadian GAAP	$ 17,392,606	$ 3,967,758	$ 3,330,374
Adjustment to deficit for mineral property costs expensed under U.S.GAAP	(4,403,727)	(1,609,496)	(1,019,349)
Shareholders’ Equity under U.S. GAAP	12,988,879	2,358,262	2,311,025
Adjustment to deficit for warrant under U.S. GAAP	(1,981,931)	-	-
Shareholders’ equity under U.S. GAAP – Restated	$ 11,006,948	$ 2,358,262	$ 2,311,025

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

	2010	2009	2008
g) Net Loss and Comprehensive Loss
Net loss under Canadian GAAP	$ (1,693,635)	$ (1,254,187)	$ (853,866)
Warrant adjustment under U.S. GAAP – fiscal 2010 income	1,695,897	-	-
Mineral property costs expensed under U.S.GAAP	(2,794,231)	(590,147)	(256,618)
Net loss under U.S. GAAP	$ (2,791,969)	$ (1,844,334)	$ (1,110,484)

h) Basic and Diluted Loss Per Share - U.S. GAAP	$ (0.09)	$ (0.08)	$ (0.05)

i) Cash flows – Operating activities
Cash used in operating activities – Canadian GAAP	$ (1,080,566)	$ (810,846)	$ (368,250)
Loss under Canadian GAAP	1,693,635	1,254,187	853,866
Warrant adjustment under U.S. GAAP – fiscal 2010 income	(1,695,897)	-	-
Loss under U.S. GAAP	(2,791,969)	(1,844,334)	(1,110,484)
Non-cash exploration costs expensed under U.S.GAAP	263,595	-	-
Cash used in operating activities – U.S. GAAP	$ (3,611,202)	$ (1,400,993)	$ (624,868)

j) Cash flows - Investing Activities
Cash used in investing activities - Canadian GAAP	$ (2,654,651)	$ (581,012)	$ (262,329)
Mineral property costs expensed under U.S. GAAP	2,530,636	581,012	256,618
Cash used in investing activities - U.S. GAAP	$ (124,015)	$ -	$ (5,711)

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

Rare Element Resources Ltd.; SEC File Number 000-53834

Registrant

Dated: September 8, 2011 By /s/ Donald E. Ranta Donald E. Ranta, President/CEO/Director

Dated: September 8, 2011 By /s/ Winnie Wong
Winnie Wong, Corporate Secretary